Exhibit 99.1

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com ABN 17 009 212 328 Registered Office • 60-66 Hanover Street, Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115, Fitzroy Victoria 3065 Australia Phone +61 3 8412 7000 • Fax +61 3 8412 7040 ASX ANNOUNCEMENT October 14th, 2011 ___________________________________________________________________________________ 2011 Annual Report Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) is pleased to release its 2011 Annual Report. It is anticipated that copies of the Report will be mailed to those shareholders who have specifically requested one by no later than Thursday, October 20th, 2011. Electronic copies of the Report are also available on the Company’s website at www.gtglabs.com _________________________________________________________________________________ FOR FURTHER INFORMATION PLEASE CONTACT Mr. Thomas G. Howitt Company Secretary Genetic Technologies Limited Phone: +61 3 8412 7000

Genetic Technologies ANNUAL REPORT 2011 Personalizing health

ABOUT GTG Founded in 1989, Genetic Technologies is an established Australian-based global genetic testing business specialising in cancer diagnostics, with a focus on women’s health. Listed on the ASX (GTG) in 2000 and NASDAQ (GENE) in 2005, the Company has established a successful multi-faceted fee-for-service genetic testing business and is the dominant player in Australia and New Zealand. From its headquarters in Melbourne, Victoria, the Company’s laboratory is accredited to all appropriate CLIA, NATA, RCPA and ISO standards, enabling it to accept samples from anywhere in the world. The Company also owns an impressive patent estate comprising more than 200 patents, including foundational patents covering the use of “non-coding” DNA that form the basis of a successful out-licensing program that has to date generated in excess of $65 million in revenue from the granting of more than 60 licenses. Following its acquisition in 2010 of a proprietary breast cancer risk assessment test named BREVAGen™, the Company has established a permanent office in North Carolina from which its current and future USA sales activities are based. CONTENTS 02 CHAIRMAN’S MESSAGE 04 CEO’S MESSAGE 06 BOARD OF DIRECTORS AND SENIOR MANAGEMENT 08 FIVE-YEAR SUMMARY 10 OUR BUSINESS 12 GENETIC TESTING 14 CANCER DIAGNOSTICS 16 BREVAGEN™ 20 LICENSING 22 RESEARCH AND DEVELOPMENT 23 PATENT ESTATE 29 DIRECTORS’ REPORT 44 CORPORATE GOVERNANCE STATEMENT 52 CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME 53 CONSOLIDATED BALANCE SHEET 54 CONSOLIDATED STATEMENT OF CASH FLOWS 55 CONSOLIDATED STATEMENT OF CHANGES IN EQUITY 56 NOTES TO THE FINANCIAL STATEMENTS 90 DIRECTORS’ DECLARATION 91 AUDITOR’S INDEPENDENCE DECLARATION 92 AUDITOR’S REPORT 94 ASX ADDITIONAL INFORMATION 96 GLOSSARY 97 CORPORATE DIRECTORY Genetic Technologies – positioned for growth

HIGHLIGHTS FOR THE YEAR

The 2011 financial year delivered a number of important successes and milestones for Genetic Technologies:

The Company generated its maiden net profit of $901,341.

Total revenues increased by 111% to $18.3 million, a record for the Company.

Net cash flows from operations exceeded $2.2 million, resulting in a 54% increase in cash reserves to $5.1 million.

A successful capital raising in July 2011 raised a further $11.7 million, before costs, such that the Company's cash reserves exceeded $14.8 million at 30 September 2011 – providing the resources necessary to fund both organic growth and, possibly, value-accretive acquisitions.

The Company's USA operations were expanded with the employment of 11 new staff and the establishment of offices in North Carolina by its local subsidiary, Phenogen Sciences Inc.

The Company's exciting novel breast cancer risk assessment test, BREVAGen™, was launched in the USA marketplace in June 2011 targeting a local addressable market in excess of US$620 million per annum. Eight initial sales territories in the USA have already been established.

Genetic Technologies' Australian laboratory received certification from USA authorities such that the Company is now one of only a handful globally that is fully accredited to accept samples from anywhere in the world.

The Company's five-year strategy to build a global cancer diagnostics business focussing on women's health entered its second year, with the development / acquisition of new tests and the disposal of non-core businesses and assets.

GROSS OPERATING AND OTHER REVENUES

+111%

MAIDEN NET PROFIT

$0.90 million

TOTAL CASH RESERVES

+54%

01
GENETIC TECHNOLOGIES ANNUAL REPORT 2011

It is with great satisfaction that I review the results of the 2010-11 financial year. The year saw the implementation and coming to fruition of the first stage of Genetic Technologies’ cancer diagnostics strategy. This strategy has, for the first time, enabled the Company to develop a commercial platform for USA and European sales and expansion. In parallel with this, the Company’s success in out-licensing of the non-coding DNA patents allowed Genetic Technologies to record its maiden profit and to finish the year to June 2011 cash flow positive. The first product to be deployed in the USA market is BREVAGen™, a first-in-class test for sporadic breast cancer risk. This asset was acquired by the Company in march 2010 and re-validated and re-developed through the course of 2010-11. many key activities were necessary through this building period on the scientific, technical, commercial and infrastructure fronts. Scientific publication in peer reviewed journals is central to medical marketing, and two key papers were published on BREVAGen™ in 2010. in June 2010, a poster was presented at the American Society for Clinical Oncology annual meeting in Chicago demonstrating the cost effectiveness and utility of the BREVAGen™ test when used to guide existing preventive interventions aimed at reducing cancer in a population. Subsequent to this, in October 2010, a paper validating the BREVAGen™ science was published in the prestigious Journal of the national Cancer institute. With a patient population of 3,000 women, this prospective controlled study demonstrated the power of the BREVAGen™ test in providing a personalised breast cancer risk score for women, allowing their physicians to implement an accurate, targeted preventive plan. The successful re-validation of BREVAGen™ and the upgrading of the Company’s quality management systems in Melbourne culminated in October 2010 with an application in the USA for marketing approval to the Centers for Medicare and Medicaid under the Clinical Laboratories improvements Act (CLIA). This resulted in the Company achieving an Australian first, following its CLIA certification of the Melbourne facility in May 2011. in parallel with these efforts, the Company established a commercial office in Charlotte, north Carolina and recruited and appointed a highly experienced and credentialed commercial team. This carefully detailed launch preparation culminated in BREVAGen™ becoming available to USA patients in late June 2011. With an estimated addressable USA market of up to US$620 million per annum, it is anticipated that BREVAGen™ will provide the platform for future growth and expansion in the USA market. the Non-coding DNA licensing program also performed very well this year, not only with the formalisation of the USA program producing outstanding results and revenues, but the European program also contributing strongly to the Company’s cash flows. the outstanding work and dedication of both the GTG licensing leadership and team, coupled with the USA legal group, delivered nearly $14 million to Genetic Technologies’ revenues for the year. During the year, the Company received the final report on the re-examination by the USA Patent and Trade Marks Office of a key patent, with the result being that the patent was re-issued with all claims supported and re-stated unchanged, an outcome that occurs in only 28% of re-examination cases. With an “ever-greening” of the non-coding patent estate to 2022, the Company anticipates continued strong cash flows from the licensing programs in coming years. CHAIRMAN’S MESSAGE 02

Whilst a more mature business, the Company’s Australian paternity, forensics and canine testing businesses still contribute to the maintenance of the laboratory capability and corporate structures and are efficient to operate from a sales and marketing standpoint. the Australian genetic testing business was streamlined and rationalised through the course of the financial year, with cost savings and divestments contributing to a stronger bottom line. In other events occurring after the end of the financial year, in september the Board took the opportunity to add to its skills base via the appointment of Dr. Mervyn Cass as a Non-Executive Director. Dr. Cass is a medical doctor with extensive knowledge and experience in women’s health and restorative surgery. The Board welcomes Dr. Cass’ expertise and experience in these areas and is looking in the coming year to also add to its USA specific healthcare sector knowledge base as our USA business grows in size and sophistication. The Board and management continue to work closely on the development and execution of a sound strategy for growth and success. I would like to personally thank the staff and management team of Genetic Technologies as well as my fellow directors for the hard work and contribution to this very successful and pivotal year for the Company. SIDNEY C. HACK Non-Executive Chairman The year saw the implementation and coming to fruition of the first stage of Genetic Technologies’ cancer diagnostics strategy. This strategy has, for the first time, enabled the Company to develop a commercial platform for USA and European sales and expansion. GENETIC TECHNOLOGIES ANNUAL REPORT 2011 03

2011 has been a year of excellent progress and achievement for Genetic Technologies. We have seen the successful USA launch of the Company’s first ever global cancer diagnostic product - BREVAGen™. The Company is the first such Australian company to ever achieve registration by the Centers for Medicare and Medicaid under the Clinical Laboratories Improvements Act (CLIA). It has been a record year for the Company’s out-licensing program which has delivered just under $14 million in non-dilutive revenue. The Company was also very pleased to announce another milestone, its maiden full year profit and positive net cash flows. Through the course of the last two years, Genetic Technologies has been assembling the assets, team, accreditation and systems to deliver on our strategy of the global expansion of the Company’s molecular diagnostics business. In the first half of the 2011 calendar year, many of these elements began to crystallise in a meaningful way to clearly demonstrate the outputs that we were building towards. Commencing with a half year profit in December 2010, progressing to attainment of CLIA registration and ultimately with the USA launch of BREVAGen™ in the last weeks of June, Genetic Technologies has now positioned itself for growth in the global molecular diagnostic landscape. We have for some time been enunciating our global cancer diagnostics strategy; a strategy aimed at the Company’s participation in this large and rapidly growing market. The Company recognises the global push for tools for better cancer management. these tests will in some cases turn specific cancers into chronic diseases that are manageable and survivable in the long term. With the recent launch of our first global product, BREVAGen™, the Company has for the first time put a tool enabling personalised stratification of sporadic breast cancer risk into the hands of physicians and patients. Launched in late June this year, the test is receiving positive and supportive responses from doctors and is steadily making its way into the regular health check program for many women. BREVAGen™ was acquired in a close-to-market state in early 2010. At that time economic conditions were such that the cost of acquiring this asset and other intellectual property was very attractive. The intervening year has seen some recovery in global financial markets, yet the reality is that for early stage assets the funding options are very limited. For mature, well-capitalised companies such as Genetic Technologies, this therefore remains an optimum time for growth by virtue of the fact that there are many good close-to or on market assets which can be acquired at a significant discount to what it would cost to generate such an asset internally. For this reason, we remain on an acquisition footing and are actively assessing new products that fit with our sales force call patterns and strategic fit. Reinforcing this, the Company took the opportunity of a window of positive global market sentiment in July 2011 to raise A$11.7 million in additional capital. The raising was supported by sophisticated and institutional investors in both the USA and Australia and closed oversubscribed. We remain committed to building value in the Australian businesses in which we participate. The paternity, forensics and canine profiling markets are mature, with the Company enjoying a high market share and dominant position. Accordingly, while retaining focus on growing these wherever possible, we have also expended considerable effort again this year in making these assets as efficient as possible, lowering costs through reagent management, technical staff cross skilling and improvements in IT and management systems. CEO’s MESSAGE 04 in parallel with these efforts, the staff and management have together worked to gain Australia’s first Clinical Laboratories Improvements Act registration from the USA Centers for MediCare and Medicaid. This significant milestone was recognised by USA investors with a major uplift in share price and market capitalisation. The significance of this goes beyond enabling the USA launch of BREVAGen™, as it also allows for the introduction of a further suite of global products into the Company’s Australian testing laboratory – whether developed or acquired – with minimal additional regulatory effort or cost. It is therefore an enabler of the cancer diagnostics strategy and a driver of further Company growth. The Company’s Australian laboratory is now CLIA, NATA, RCPA and ISO accredited or compliant and is certified to service patients in all major target markets globally. Currently, the USA market and BREVAGen™ are the focus of GTG’s growth strategy. Through the year, the Company established the USA sales and marketing infrastructure required to bring a suite of global products to market. Our initial sales force in the United States has made good inroads into the roll-out of our flagship sporadic breast cancer risk staging test, BREVAGen™. BREVAGen™ was officially launched on 20 June 2011 in the first eight USA territories, accessing over twenty USA metropolitan markets, in the world’s largest and most influential diagnostics marketplace. With USA CLIA approval received for 42 states, and strong interest in BREVAGen™ from the women’s health and molecular diagnostics physicians, GTG’s USA sales force is now actively targeting a potential market of 1.0-1.2 million BREVAGen™ patients annually in the USA alone. USA sales of BREVAGen™ continue to track to meet expectations with a steadily growing base of prescribing physicians. In the six months since the Company secured CLIA certification the Melbourne laboratory is now receiving regular consignments of genetic samples from medical facilities across Texas, Washington, Connecticut, Ohio, illinois, North Carolina and Missouri. At the time of writing, our USA sales team is reporting positive early feedback from obstetricians and gynaecologists and women’s health clinics across the launch territories. In fact several clinics are moving quickly to adopt BrEvaGen™ as a core component of their breast cancer management programs. An integral part of the Company’s commitment to the successful USA launch of BREVAGen™ has been our focus on building internal and external reimbursement and regulatory capabilities. To this end, during the year the Company hired an internal regulatory expert and partnered with a molecular diagnostics reimbursement specialist based in the San Francisco Bay area. USA reimbursement for the BREVAGen™ test has been mapped out based on a proven Current procedural Terminology code stack strategy. The successes of the past 12 months owe much to the continuing success of the Company’s core out-licensing program. Assertion of Genetic Technologies’ portfolio of foundational non-coding DNA patents, has to-date resulted in over 60 commercial and research licenses to various multi-nationals, biotechnology companies, genetic service providers, and research institutes generating in excess of $65 million in non-dilutive funding. This year saw the highly successful completion of the Company’s first USA assertion suit filed back in February 2010 in conjunction with USA law firm Sheridan Ross P.C. In April 2011, the Company was pleased to announce the culmination of this first assertion suit, reporting that no counterparty proceeded to trial. The Company generated nearly $14.0 million in licensing revenue during the 2011 year. The systematisation of this revenue source has greatly improved the quantum and predictability of licensing revenue for the Company. The Company has filed a further two suits in USA district Courts, one in the Western District of Texas and the other in the District of Colorado. Both suits are proceeding well. I would like to personally thank the staff at Genetic Technologies for their work and efforts in moving the Company forward with the assistance of a supportive Board of directors. We are looking forward to another successful year, with many important milestones to be achieved. DR. PAUL D.R. MacLEMAN Chief Executive Officer With the recent launch of our first global product, BREVAGen™, the Company has for the first time put a tool enabling personalised stratification of sporadic breast cancer risk into the hands of physicians and patients. Launched in late June this year, the test is receiving positive and supportive responses from doctors and is steadily making its way into the regular health check programs for many women. 2011 has been a year of excellent progress and achievement for Genetic technologies. GENETIC TECHNOLOGIES ANNUAL REPORT 2011 05

BOARD OF DIRECTORS AND SENIOR MANAGEMENT CURRENT AS AT 30 JUNE 2011 Sidney c. Hack Non-Executive Chairman Mr. Hack, 73, has served as a Non-Executive Director of the Company since 2008 and was appointed as Non-Executive Chairman in November 2009. He is a Certified Practising Accountant, is experienced in large company audits and financial planning and has served on a number of other Boards. Tommaso Bonvino Non-Executive Director Mr. Bonvino, 50, was appointed to the Board on 25 November 2009 and also serves as a member of the Company’s Corporate Governance Committee. He has over 27 years experience in consumer marketing and product development. He is currently CEO and managing director of Private Branded Beverages Limited, and also a non-executive Director of the Melbourne Recital Centre and a Fellow of the Australian Institute of Company Directors. Dr. Malcolm R. Brandon Non-Executive Director Dr. Brandon, 64, was appointed to the Board on 5 October 2009 and also serves on the Company’s Audit Committee. He has over 36 years experience in commercially focused research and development and in building successful companies which have commercialised a wide range of Australian and international technologies. Dr. Brandon is currently Managing Director of genetics and artificial animal breeding company Clone International which uses cloning technologies to preserve the genetics of elite animals. Huw D. Jones Non-Executive Director Mr. Jones, 48, has served as Non-Executive Director of the Company since 2008 and also serves on the Company’s Audit and Corporate Governance Committees. He has 20 years experience in international sales and marketing in the health care industry and is currently Managing Director of Fresh Investments Pty. Ltd. 06

Dr. Paul D.R. MacLeman Chief Executive Officer Dr. MacLeman, 45, was appointed as CEO in May 2009. He is a member and past Chairman of the AusBiotech Agricultural, Environmental and Industrial Advisory Committee and was Chief Executive Officer of Hatchtech Pty. Limited where he led the company from research through to international Phase II human clinical trials. Prior to this, he was Chief Operating Officer of Imugene Ltd. and Vice President at diagnostics company Agenix Ltd. He has also founded life sciences start-ups in the biologics area and worked in investment banking focusing on the analysis and financing of technology companies. Thomas G. Howitt Chief Financial Officer and Company Secretary Mr. Howitt, 47, was appointed CFO in June 2004 and Company Secretary in June 2005. He has wide financial experience and has played key roles in the raising of bank debt and equity capital. He also serves as President of the Company’s Canadian listed subsidiary, Gtech International Resources Limited. Alison J. Mew Chief Operating Officer Ms. Mew, 53, was appointed in August 2009 and has a diverse background in operations management in the biopharmaceutical industry, in both Australia and overseas, covering animal and human health, including more than 13 years with CSL Ltd. in senior positions. Gregory J. McPherson Vice President Sales and Marketing Mr. McPherson, 47, was appointed in July 2009 and has over 21 years experience in sales and marketing organisations in sectors as diverse as household appliances to retail pharmacy chains, including overseas postings with joint ventures in China and India. Dr. David J. Sparling Vice President Legal and Corporate Development Dr. Sparling, 39, was appointed as Vice President Legal and Corporate Development in October 2009. Dr. Sparling’s expertise includes senior executive management, intellectual property maintenance and defence, licensing, corporate governance, corporate finance and strategic planning. This extends to both pharmaceutical and diagnostic applications in both human and animal health. He was Chief Operating Officer for Solbec Pharmaceuticals Ltd. and Commercial Counsel for Agenix Limited. Lewis J. Stuart General Manager and President, Phenogen Sciences Inc. Mr. Stuart, 52, was appointed General Manager of Phenogen Sciences Inc., Genetic Technologies’ North American subsidiary, in June 2010. Mr. Stuart has more than 29 years of experience in general management, medical affairs, managed care, sales and marketing in pharmaceutical and life sciences companies. These have included Senior Vice President Commercial Operations CV Therapeutics, Vice President Sales Agouron Pharmaceuticals (now a Pfizer company) and Central Zone Director, Hospital Division, Bristol Myers Squibb. Ivan Jasenko Quality and Regulatory Manager Mr. Jasenko, 45, was appointed Quality and Regulatory Manager in August 2010. Mr. Jasenko has over 11 years local and international biopharmaceutical experience in both human and animal health in quality and regulatory roles particularly with FDA and TGA compliance and in the manufacture of vaccines and IVD’s to protein and cell culture. Most recently he has held senior leadership roles with Intervet-Schering Plough Animal Health and ICPBio, a publicly listed New Zealand company (recently acquired by California’s MP Biomedicals). 07 GENETIC TECHNOLOGIES ANNUAL REPORT 2011

13.68 Licensing 4.59 Testing TOTAL OPERATING REVENUE AND INCOME $million TESTING REVENUE $thousands 1,980 Profiling 1,865 Medical 695 Animals 55 Other EXPENSES $thousands 3,019 Selling and marketing 3,778 General and administrative 4,097 Licensing, patent and legal 4,381 Laboratory, research and development $0.02 $0.04 $0.06 $0.08 $0.10 $0.12 $0.14 $0.16 $0.18 $0.20 $0.22 $0.24 $0.26 $0.28 $0.30 $0.32 $0.34 $0.36 $0.38 $0.40 6,800 6,600 6,400 6,200 6,000 5,800 5,600 5,400 5,200 5,000 4,800 4,600 4,400 4,200 4,000 3,800 3,600 3,400 3,200 GTG ASX $0.16 Genetic Technologies XJO ASX 200 XJO ASX 200 3,863.90 2007 2008 2009 2010 2011 FIVE-YEAR SUMMARY The 2011 year delivered significant improvements in all major financial categories. Gross revenues from continuing operations and other revenue rose to $18.3 million, representing a 111% increase over the corresponding figure for the 2010 year of $8.7 million. As a result, the Company generated its maiden net profit of $901,341 during the year and impressive positive net cash flows from operations of $2.2 million. As at 30 June 2011, the Group’s total cash reserves had increased to $5.1 million, up 54% from the balance held at the beginning of the financial year. Following the raising of a further $11.7 million in July 2011, the Company is now well resourced to finance its activities in the USA market and the expansion of its BREVAGen™ breast cancer risk test that was launched there in June 2011. 08 25 75 41 15 43 27 25 28 20

KEY FINANCIAL DATA 2007-2011 Net tangible assets Market capitalisation Number of shareholders Net profit / (loss) after tax Net cash flows from / (used in) operations Shareholders’ equity Total revenue and income from continuing operations Revenue from continuing operations Revenue from licensing GENETIC TECHNOLOGIES ANNUAL REPORT 2011 09

The successful deployment of a five-year strategy A cancer diagnostics business focused on building a sustainable stable of branded products and services A business comprising three core segments: 1. Genetic testing, focusing on cancer diagnosis and management • Using its well-established genetic testing business as a base, Genetic Technologies is building infrastructure and a suite of products that will position it as a global cancer diagnostics and management business • With the addition of the Company’s innovative breast cancer risk test, BREVAGen™, this strategy has seen GTG expand its operations into the huge USA market • By leveraging its established USA sales force, GTG will augment its cancer diagnostics product offering in the USA through the addition of New products, delivering potentially significant sales at minimal additional cost • In conjunction with its growing range of cancer-related products, GTG will continue to develop its mature markets in the areas of other medical, paternity, forensic and animal testing • This business segment holds significant prospects for future growth 2. Out-licensing of intellectual property • Genetic Technologies holds a large patent estate that includes the so-called “179” and “762” patent families, both of which relate to “non-coding” DNA • Using this valuable technology, the Company conducts a successful global out-licensing program which has to date resulted in the granting of more than 60 licenses and the generation of $65 million in revenue • In recent years, this program has been expanded by the establishment of a formal assertion program that has involved the filing of several patent infringement suits in the USA against more than 20 parties, many of whom have since taken licenses • In addition to the USA licensing business, the Company actively pursues licenses from parties in Europe and elsewhere who also use the GTG non-coding technology 3. Research and development • Genetic Technologies is commercialising two late-stage research and development projects in the fields of ante-natal testing and the treatment of chronic diseases • RareCellect™ is an ante-natal testing platform that is poised to make significant advances in the identification of genetic disorders prior to birth • ImmunAid™ is a proprietary technology aimed at improving treatment outcomes in chronic diseases such as cancer and autoimmune diseases OUR BUSINESS 10

Out-licensing of intellectual property Overview: Out-licensing program for non-coding DNA technology and patent portfolio Key products and services: Patent assertion program, technology cross-licensing Markets: Global 2011 revenue: $13.68 million GENETIC TECHNOLOGIES GROUP Medical Overview: Diagnostic tests aimed at aiding a patient’s genetic disposition and supporting clinical decisions for surveillance or treatment options Key products and services: BREVAGen™, BRCA1 and BRCA2 testing, familial tests for colon cancer and epilepsy, diagnostic and targeted therapy tests for cancer Markets: 24 familial cancer centres, 550+ oncologists, 350 breast surgeons, 200+ genetic counsellors, Asia Pacific region, USA (BREVAGen™) Genetic testing covering: Medical, Profiling and Animal 2011 revenue: $4.59 million Profiling Overview: Genetic testing for paternity (legal and non-legal), forensics (government and private) and specialised DNA profiling tests Key products and services: Genetic Technologies and Silbase paternity brands, Forensic DNA testing, My Ancestors Genes (ancient DNA tests) Markets: 1,500+ lawyers, State-based legal aid departments, Immigration departments, genealogy-based social networks, Asia Pacific, Europe Research and development Overview: Late stage research and early stage development into various facets of human health Key products and services: RareCellect™, ImmunAid™ Markets: Global Animal Overview: Comprehensive range of animal DNA profiling, disease and trait tests aimed at professional organisations, breeders and owners of household pets Key products and services: BITSA breed identification test, range of disease and trait tests, DNA profiling and parentage services, DNA database Markets: 3.7 million dog owners, 34,000+ breeders, 1,500+ veterinarians, breed societies, Greyhounds Australasia, Asia Pacific GENETIC TECHNOLOGIES ANNUAL REPORT 2011 11

GENETIC TESTING Since 1989, Genetic Technologies has established the largest non-government genetic testing operation in the Asia Pacific region, one which is fully accredited to accept samples from all over the world. We have created an environment that strongly links the ability to do great science with an intimate understanding of what our customers need. A testament to this is the diversity of customers, channels and markets in which Genetic Technologies participates, all with the common link of genetic testing. The result of this endeavour speaks for itself, with the Company’s genetic testing business generating more than $2.5 million in gross profit during the 2011 financial year, an increase of 17% over the preceding year. MEDICAL the cornerstone of the Company’s genetic testing division is the Medical business. Predominantly, this is focused on familial breast cancer testing of the BRCA1 and BRCA2 genes. During the past year, more work has been done to promote the use of “predictive” BRCA testing targeting other family members who may have the same genetic background. Genetic technologies has also participated in clinical studies aimed at uncovering the advantage of early BRCA testing to aid surgical decision making. Progress has also been made in expanding the Company’s other mainstay tests regarding colon/bowel cancer and epilepsy. Together, these medical tests are valuable tools, giving clinicians more precise information as to the nature and extent of individual cancers and other diseases, providing them with greater confidence in selecting targeted treatments. Case Study Mrs. Jones was recently diagnosed with breast cancer. When her Oncologist noticed a strong family history (her Mother, Grandmother and Aunt had all died from breast cancer), he had her talk to a Genetic Counsellor at her local Familial Cancer Clinic. The genetic counsellor produced a “pedigree analysis” of the family’s cancer history which showed she qualified for a State Government funded BRCA test. Genetic Technologies conducted the test delivering a faster turnaround time than other public laboratories. The test confirmed that Mrs. Jones had the mutated gene, so her daughters were also recommended to have a predictive test which Genetic Technologies then carried out. Subsequently, one daughter was found to have carried the BRCA gene mutation. That daughter was then able to make an informed decision about bi-lateral mastectomy, which can decrease her risk of breast cancer by up to 90%. 12

PATERNITY With a dominant market position, the Company is well-positioned to serve all aspects of the paternity market. Our expertise involves extensive experience working with the private legal and state-based legal aid markets together with the Federal Immigration Department. We are also the contracted providers of paternity testing services to Queensland Government Legal Aid Service. The range of tests offered by GTG, which includes non-legal tests, covers the testing of twins, siblings and grandparents and is used in the identification of beneficiaries to deceased estates. FORENSICS As the only private forensics laboratory operating in the Asia Pacific region, Genetic Technologies is in a unique position to conduct work for both government organisations as well as defense lawyers and private investigators. Our work for the Police ranges from Simple Volume Crime (SVC) to Complex Volume Crime (CVC) analysis and reporting. In the Animal area, we have the only online canine forensic course (www.animalforensics.com.au) used by both Veterinarians and Council Rangers. ANIMAL With over 30 different genetic tests covering 86 dog breeds, Genetic Technologies’ “Animal Network” division, provides comprehensive assistance to breed clubs, breeders, animal welfare organisations and Veterinarians. Commercial organisations such as Greyhounds Australasia rely on our expertise to help manage their industry. Our work has been extended outside Australia and New Zealand to include agreements with the China Kennel Union Club (CKU) which has over 156,000 members. Agreements in Japan, the Philippines and Singapore also confirm the growing interest in uncovering susceptibility to known breed diseases and identifying traits that can help dog owners ensure a happier and healthier life for their dogs. New tests are either developed in-house or as part of our exclusive licensing arrangements with USA-based Optigen LLC for the distribution of tests in the Asia Pacific region. With an increase in public awareness of “dangerous dogs” or “restricted breeds”, the “BITSA” test is often used to reveal the ancestry of a given dog, identifying any number of the genetic signatures of breeds within our specialised database. When Mr. Smith suddenly passed away, so did the knowledge of who was his son. To deal with a large estate and to avoid lengthy and costly legal proceedings, Genetic Technologies worked with the Funeral Director to recover some eyebrow hair from the deceased. From this and samples taken from the “son”, DNA was extracted, processed and matched to confirm his son’s identity. The Estate could now be settled in accordance with Mr. Smith’s wishes. In a sexual assault case, the Defence claimed consensual sex but some evidence was not examined by the State Forensic Laboratory. Genetic Technologies was asked to examine this evidence which consequently produced DNA results that supported the accused’s story and ultimately led to “nolle prosequi” (please do not prosecute). An owner, accused that his dog was a pure breed Pit Bull, used the Company’s BITSA test to demonstrate that the dog’s ancestry included a Labrador as one of the primary breeds. This confirmed that the dog was not a pure breed and helped the owner convince the local council. Case Study Case Study Case Study GENETIC TECHNOLOGIES ANNUAL REPORT 2011 13

CANCER DIAGNOSTICS MOLECULAR DIAGNOSTICS AND CANCER The global molecular diagnostics market is estimated to reach $21 billion by 2020. That’s more than 30% of the estimated $67 billion in-vitro diagnostics industry, as compared to 11% (less than $5 billion) of the $40 billion market today (Figure 1). In the USA, the market for molecular diagnostic, prognostic and treatment decision tests for cancer is expected to expand significantly over the next five years, reaching $3 billion, with applications in almost every form of cancer (Figures 2 and 3). The market growth seen in molecular diagnostics is akin to Moore’s Law where computer processing speeds doubled every two years and applications for computing grew exponentially, which attracted even more users. In the case of dna sequencing, technology improvements are occurring at an even faster rate, doubling every six months and enabling new applications and tests.1 new molecular tests potentially offer more powerful multi-marker panels or more sensitive diagnoses at lower cost, and may prove invaluable in deciding whether to proceed with expensive (and potentially harmful or ineffective) treatments or otherwise personalizing patient care. Genetic Technologies recognised the importance of these factors in the strategic planning and product development phase of BREVAGen™. Archimedes Inc., a healthcare economic modelling organisation, was engaged to utilise its sophisticated modelling techniques to uncover the effect of BREVAGen™ from both a cost benefit and “Quality Adjusted Life year” (QALY) standpoint. This will be critical going forward to demonstrate the healthcare cost advantages to insurers but more importantly the benefit to patients, especially those at intermediate risk of developing breast cancer. The results of this modelling indicated that: (1) the additional information supplied by the BREVAGen™ test improves clinical outcomes and is cost-effective, (2) the more people who receive chemoprevention in the target patient groups, the greater the cost savings and the better the patients’ quality of life, and (3) BREVAGen™ testing results in better targeting of chemopreventive therapy. These pharmacoeconomic studies are a key element to market and payer acceptance and are currently being prepared for publication. 1 Raskin A, et al. The Dawn of Molecular Medicine, Alliance Bernstein 2011. * ACS Cancer Society 2009. † Ferlay J,et al. GLOBOCAN 2008 v1.2, Cancer Incidence and Mortality Worldwide: IARC CancerBase No. 10 [Internet]. Lyon, France: IARC; 2010. Available from: http://globocan.iarc.fr, accessed on 07/10/2011. 14

0 32 64 96 128 160 0 18 36 54 72 90 2040E 2037E 2031E 2025E 2019E 2013E 2007 2001 Figure 1: Global molecular-based diagnostics (MDx)1 2010 revenue: US$4.4 billion Revenue US$billions Market penetration % 0 2 4 6 8 2020E 2018E 2016E 2014E 2012E 2010 Fast Medium Slow Figure 2: Forecast potential MDx revenue under different adoption scenarios1 US$billions 2015E 2013E 2011E 2009 0 500 1,000 2,000 1,500 2,500 3,000 Miscellaneous Digestive System Respiratory System Bones and Joints Soft Tissue Including Heart Skin Breast Male Genital System Urinary System Eye and Orbit Lymphoma Oral Cavity and Pharynx Female Genital System Endocrine System Brain and Other Nervous System Myeloma Leukemia US$billions Figure 3: Forecast US MDx revenue1 CLIA APPROVAL IS OBTAINED The Company’s Melbourne-based laboratory successfully filed the necessary documentation package with the CMS (Centers for Medicare and Medicaid Services) office in New York City in order to gain approval to perform complex molecular tests for USA patients. This package was submitted for regulatory review in October 2010. The validation package satisfied the CMS’ requirements for approving GTG’s laboratory registration under the Clinical Laboratory Improvement Amendments of 1988 (CLIA) and the Company was, in April 2011, granted approval number 99D2023356. This certification means that Genetic Technologies is the first and only laboratory in Australia to be certified under CLIA and one of only a handful outside the USA. This certification is in addition to GTG’s NATA and RCPA accreditations for Asia Pacific and ISO for European markets. Approval under CLIA is a laboratory accreditation that allows GTG to sell a portfolio of services into the USA market. It was important for the Company to obtain the approval under CLIA to meet our objective for BREVAGen™ to be launched in the USA. Over and above this however, it means that the Company can now introduce other molecular diagnostic tests in its chosen field of cancer management with minimal additional regulatory or development costs. To introduce further cancer diagnostic tests akin to BREVAGen™ in the USA, GTG only has to validate the tests in its Fitzroy laboratory and notify CMS of the addition. BREAST cANcER Globally, 1.1 million breast cancer cases are diagnosed each year making it the most common form of cancer in women in most developed countries including the USA. The American Cancer Society (ACS) estimates that breast cancer accounts for 27% of new cancer cases in women and 15% of all cancer deaths.2 In the USA alone, an estimated 180,000-200,000 cases will occur and the incidence is predicted to rise by 20% by 2020.3 Breast cancer, like other common cancers, can be linked to a family history but that is not the whole story. Hereditary (a mutation in a critical gene inherited at birth) breast cancer only accounts for approximately 5% to 15% of all breast cancers. The vast majority of these hereditary breast cancers are caused by mutations of either the BRCA1 or BRCA2 genes. Women who inherit a BRCA mutation have a 50-85% chance of developing breast cancer in their lifetime. BREVAGen™ is a breast cancer risk assessment test which specifically targets the remaining 85-95% of breast cancers not caused by a previously known cancer causing gene. For the vast majority of women, BREVAGen™ is more relevant in estimating breast cancer risk. The available market for BREVAGen™ has been assessed to include the majority of the 1.6 million breast biopsies conducted annually in the USA. An additional market also includes the 85% to 90% of BRCA tests which are returned negative. Taken together, this puts the market for the BREVAGen™ test at well in excess of 1 million patients per annum in the USA alone. GENETIC TECHNOLOGIES ANNUALL REPORT 2011 15

Genetic Technologies has dedicated considerable time and resources to creating products that will position it as a leading global cancer diagnostics and management business. The Company currently offers a wide variety of molecular tests for hereditary breast, ovarian and colorectal cancers, non-familial breast cancer risk, and selecting and monitoring therapies for colon, lung and gastric cancer. In June 2011, Genetic

Technologies took another critical step in realising its vision with the launch in the USA of BREVAGen™, the Company’s innovative breast cancer risk assessment test. The launch of BREVAGen™ in the USA market is the culmination of a substantial investment in development, encompassing large-scale genomic investigations and substantial support in the medical literature. It is the first phase of the Company’s five-year strategy to build a global cancer diagnostics and management business and holds significant future growth prospects for Genetic technologies’ global operations. PROVIDING A CLEARER PICTURE OF BREAST CANCER RISK BREVAGen™ THE KEY STATISTICS OF BREAST CANCER According to the American Cancer Society, breast cancer is the most common cancer among women in the united states and is the second leading cause of death in women, after lung cancer.1 It is estimated that: • approximately one in eight women will develop breast cancer1 • approximately 200,000 new cases of breast cancer are diagnosed each year • of the 200,000 new cases, about 58,000 cases are non-invasive forms of breast cancer that have been diagnosed early1, and • approximately 40,000 deaths related to breast cancer occur annually1. TRADITIONAL GENETIC TESTING Genetic testing is often recommended as a means to assess breast cancer risk. Traditionally, this has comprised a breast cancer susceptibility (BRCA) gene test which uses DNA analysis to identify mutations in one of the two breast cancer susceptibility genes (BRCA1 and BRCA2), known as tumour suppressors. Women who have inherited mutations in these genes face a much higher risk of developing breast cancer as compared with the general population.2 Genetic testing for these mutations is expensive and, as such, the US Preventive services Task Force (USPSTF) recommends that only women with a strong family history of breast cancer, representing about 2% to 5% of women in the USA, should be evaluated for genetic testing for BRCA mutations2,3,4. Non-familial (80%) BREVAGen™ market Hereditary (5%) BRCA market BRCA1 Familial history (15%) BRCA2 Unknown Figure 4: The genetics of breast cancer risk 16

INTEGRATING GENETIC MARKERS WITH AN INDIVIDUAL’S NON-GENETIC FACTORS TO ASSESS RISK BREVAGen™ is the first test of its kind For over seven years, Genetic Technologies has tested many Australian women for the risk of inherited breast cancer. For those who have inherited the BRCA1 or BRCA2 gene, some 50% to 85% will go on to develop breast cancer. But for the 90% of women with no obvious hereditary disposition, breast cancer is still an ever-present risk. There are two things to consider when assessing risk: genetic make-up and an individual’s non-genetic factors. Looked at separately, each give an indication of a woman’s overall risk. But together, the picture is a much clearer one. Using genetic make-up to pinpoint risk BREVAGen™ examines a woman’s DNA for genetic markers known as Single Nucleotide Polymorphisms (SNPs). Scientists know that certain SNPs are associated with cancer, so by identifying these it is possible to know whether somebody is more, or less likely to develop the disease. Looking at an individual’s non-genetic factors In the USA, the Gail score is the National Cancer Institute’s standard breast cancer assessment tool and the most widely used in the world. The result is a five-year and lifetime percentage risk score. In Australia, the National Breast and Ovarian Cancer Centre (NBOCC) has a similar non-genetic assessment test. Like the Gail score, it categorises risk into Low (Category 1), Medium (Category 2) and High (Category 3). Both tests aim to provide women with a risk assessment relative to the population. x = GENETIC (SNP) RISK SCORE STRATIFIER CLINICAL SCORE (GAIL) BREVAGen™ INTEGRATED RISK SCORE 1 Breast Cancer Overview. American Cancer Society. Accessed 7/12/11 at http://www.cancer.org/Cancer/BreastCancer/OverviewGuide/breast-cancer-overview? docSelected=breast-cancer-overview-keystatistics. 2 BRCA Gene Test for Breast Cancer. Mayo Clinic. Accessed 6/29/11 at http://www.mayoclinic.com/health/brca-gene-test/MY00322. 3 BRCA1 and BRCA2: Cancer Risk and Genetic Testing. National Cancer Institute. Accessed 7/15/11 at http://www.cancer.gov/cancertopics/factsheet/RISK/BRCA. 4 Breast Cancer Overview. American Cancer Society. Accessed 7/12/11 at http://www.cancer.org/Cancer/BreastCancer/OverviewGuide/breast-cancer-overview?docSelected=breast-canceroverview-key-statistics. 5 Lodge Partners Research, July 2011. HOW BREVAGen™ IS DIFFERENT The BREVAGen™ predictive risk assessment test operates differently and is designed to determine susceptibility to breast cancer in women who have not inherited a harmful BrCa1 or BRCA2 mutation. Overall, this represents 85% to 95% of women who go on to develop breast cancer (Figure 4).5 BREVAGen™ categorises a woman’s breast cancer risk by combining both her clinical profile (Gail score) and genetic make-up (a panel of validated SNPS), providing both five-year and lifetime predictive risk assessments. BREVAGen™ is administered in a physician’s office where a sample for testing is obtained using a simple, non-invasive “cheek-swab” method. After testing, physicians receive a comprehensive predictive risk assessment report to review with their patient within three weeks of the sample being taken. BREVAGen™ more precisely evaluates the patient’s risk for developing breast cancer, regardless of their family history or previous indeterminate test results. BREVAGen™ test results align with recommendations made by the American Cancer Society (ACS) and the American Society of Clinical Oncology (ASCO) and assists physicians in developing highly personalized risk management plans. This enables appropriate management of each patient’s risk of developing breast cancer with greater precision than ever before. GENETIC TECHNOLOGIES ANNUAL REPORT 2011 17

CLINICALLY VALIDATED AND PROVEN TO BE SUPERIOR BREVAGen™ has proven to be superior in assessing breast cancer risk compared to the Gail score (a woman’s clinical risk assessment) alone.6 In the USA, BREVAGen™ validation trial, 3,300 women received the BREVAGen™ test, of whom 1,664 were postmenopausal and 1,636 were in the breast cancer-free control group. This study was published in the Journal of the National Cancer Institute (2010; 102: 1618–1627). BREVAGen™ is clinically validated to reclassify approximately 64% of women in the intermediate risk group (being those with a 1.5% to 2.0% five-year risk) with more than 27.5% being re-classified as higher risk candidates for breast cancer. A preventive treatment plan based on this would prevent more than 50% of cancers in this group. In addition, more than 36.5% in this group will be re-stratified down, avoiding unnecessary treatment, side effects and costs. Therefore, approximately one in two patients in the intermediate Gail risk group will have their standard of care changed for the better. The ASCO and ACS treatment guidelines recommend those patients with greater than 1.66% five-year risk of breast cancer are offered preventive drug treatment and that those with greater than a 20% lifetime risk are monitored more aggressively with Magnetic Resonance Imaging (MRI). BREVAGen™ is particularly suited for women who: have a higher than average risk of breast cancer, but don’t qualify for a BRCA gene test (i.e. have a Gail score in the intermediate range of 15% to 20% lifetime risk) received a negative or indeterminate result from a BRCA gene test received negative or atypical variant biopsy results, or are concerned about an elevated risk of breast cancer. BREVAGen™ (cont.) Risk decreases 29% 22% Risk increases 52% (1716) LOW RISK 38% (1242) HIGH RISK 10% (342) INTERMEDIATE 29% (956) INTERMEDIATE RISK 30% (979) HIGH RISK 41% (1365) LOW RISK GAIL INTERMEDIATES RECLASSIFIED BY BREVAGen™ RISK STRATIFICATION BY GAIL SCORE (N=3,300) BREVAGen™ RECLASSIFIES RISK IN 64% OF PATIENTS WITH INTERMEDIATE GAIL Risk stratification by Gail model in large nested case-control study performed with 3,300 subjects from the WHI Clinical Trial. Women were stratified into low (< 1.5%), intermediate (1.5% to 2.0%), and high (> 2%) categories of 5-year risk. In the clinical validation study, 614 of 956 (64%) subjects who were originally classified as Gail intermediate risk were reclassified as either high or low risk with BREVAGen. Results were assessed by restratification table analysis using the NRI metric. The NRI improved to 0.195 (P < 0.05). x = GENETIC (SNP) RISK SCORE STRATIFIER CLINICAL SCORE (GAIL) BREVAGen™ INTEGRATED RISK SCORE Low Risk Integrated Lifetime Risk: < 15% Intermediate Risk Integrated Lifetime Risk: 15% to 20% High Risk Integrated Lifetime Risk: > 20% Integrated 5-year Risk: 1.66% NBOCC Category 1 Results Covers more than 95% of the female population Slightly above average risk of breast cancer NBOCC Category 2 Results Covers less than 4% of the female population Moderately increased risk of breast cancer NBOCC Category 3 Results Covers less than 1% of the female population Potentially high risk of breast cancer 6 Mealiffe M, Stokowski RP, Rhees BK, et al. J Nat Cancer Inst. 2010;102(21):1618-1627. 18

Central Mid Atlantic Midwest New England Northwest Ohio Valley SE Central South Central Northwest South Central New England Ohio Valley Mid Atlantic Midwest Central SE Central Figure 5: Initial USA marketing territories for BREVAGen™ BREVAGen™ SALES AND MARKETING BREVAGen™ was launched by the Company in the USA in June 2011. The marketing and distribution infrastructure for the BREVAGen™ test in the USA has been established and is managed by GTG’s wholly-owned subsidiary, Phenogen Sciences Inc. (“Phenogen”), from its headquarters in Charlotte, North Carolina. A pioneer in personalized healthcare, Phenogen’s expanding sales force provides physicians and patients with novel, predictive testing and risk assessment tools for patient-specific health management in the areas of oncology and women’s health. Phenogen’s innovative products, initially comprising BREVAGen™, provide greater insight into a patient’s personal genetic makeup, expanding the base of medical information for each patient so that physicians can make more-informed decisions regarding surveillance and treatment options. In preparation for the BREVAGen™ launch, Genetic Technologies and Phenogen Sciences have each devoted considerable time and effort to establishing the IT, billing and appeals processes to manage billing, payment and reimbursement in the USA. The test will be reimbursed by Health Management Organizations and Preferred Provider Organizations under a stacked procedural code system. This is a common way for molecular diagnostic products in the USA to access reimbursement. Genetic Technologies has contracted a specialist billing and reimbursement provider in the USA to manage its reimbursement activities. Phenogen has hired eight initial sales representatives who will market BREVAGen™ to physicians in their respective territories (refer Figure 5). Seven of the eight sales representatives are located roughly in the eastern third of the USA, with one representative operating out of Seattle, Washington. The launch territories have been specifically chosen based on three main criteria: CLIA status ease of reimbursement, and patient clustering Eight of the 50 states in the USA (including New York, Florida and California) have additional requirements to those required by CLIA for the performance of diagnostic testing on humans. In a staged strategy, Genetic Technologies will move to enter these markets as well. In the near term, the launch of BREVAGen™ represents a market opportunity of approximately US$620 million per annum in the USA alone. The initial target market for BREVAGen™ in the USA is 1.0-1.3 million patients. These are in part made up of the approximately 1 million women who receive a result from a breast biopsy following a positive mammogram that is neither invasive cancer nor normal. Currently most of these women are returned to an annual mammography regimen despite being two to four times more likely to develop breast cancer. The clinician does not currently have a tool to assess on a personalised basis which women are likely to progress to cancer. Clinicians can however now use BREVAGen™ to quantify the risk for these women based on their personal genetics, not simply a population risk score. A further target patient group is the 200,000-300,000 women who self-identify as at risk due to having first degree relatives with breast cancer, but whose BRCA test results are negative or unavailable. The BRCA test identifies a gene responsible for inherited breast cancer. Only 5% to 10% of women will return a positive BRCA test, leaving the remainder of women tested with inadequate information on which a clinician may make decisions regarding managing their care. The BREVAGen™ test can provide a more accurate personalised risk and superior treatment decisions. GENETIC TECHNOLOGIES ANNUAL REPORT 2011 19

LICENSING Successful culmination of the first formal USA infringement suit Strong licensing results from Europe Two new USA infringement suits on file and progressing well A RECORD YEAR FOR LICENSING The assertion and out-licensing of the Company’s foundational “non-coding” DNA technology is a critical part of its business. To date, the licensing program has resulted in the granting of more than 60 commercial and research licenses to various multi-nationals, biotechnology companies, genetic service providers and research institutes and has generated in excess of $65 million in valuable non-dilutive funding for the Company. GTG has now moved to maximise the value of its intellectual property through its off balance sheet funded formal assertion suits, where respondents are grouped together and sued at the one time in the USA. Based on the Company’s assessment of the number remaining targets, assertion of its IP rights contained within its key patents could increase the total revenues received from the program over the coming years to more than $100 million (refer Figure 6). As part of the acquisition of the Company’s BREVAGen™ test, GTG acquired further intellectual property relating to non-coding DNA. The earliest of these patents expires in 2021, leaving a significant period of time available for GTG to assert these rights and, ultimately, to extract value from this newly-acquired intellectual property. The 2011 financial year has been an extremely successful one for GTG’s licensing program. Since filing the first patent infringement suit in February 2010, Genetic Technologies has secured approximately $14.8 million in overall licensing revenues, with almost $13.7 million being received in the 2011 financial year. This result, a record for the Company, represented a 266% increase on the figure for the preceding year. It is anticipated that further licenses will continue to be granted in coming months as the program continues. On 16 February 2010, the Company announced it had filed a patent infringement suit in respect of its non-coding DNA technologies against nine parties in the USA District Court, Western District of Wisconsin. The counter-parties were Beckman Coulter Inc., Monsanto Company, Interleukin Genetics Inc., Orchid Cellmark Inc., Gen-Probe Inc., Molecular Pathology Laboratory Network Inc., PIC USA Inc., Sunrise Medical Laboratories and Pioneer Hi-Bred International Inc. In April 2011, the Company was pleased to announce the successful culmination of this suit, importantly with no counterparty proceeding to trial. The various settlement and license agreements which were granted to counterparties of this first suit generated gross fees in excess of $5.8 million and the suit has now been administratively closed by the Court. A fantastic result for Genetic Technologies. The 2011 financial year has been an extremely successful one for GTG’s licensing program. 20

Figure 6: Industry scope and available markets


'179 INTRON SEQUENCE ANALYSIS
Agrigenetics
Trait selection
$150m
Pharma, genomic mapping, equipment, research
$2m
Dx Equipment
$20m
Lab service providers
Lab service providers
IVD manufacturers
Genomic mapping equipment manufacturers
$7m
Agrigenetics
Non-coding patents
Sequencing equipment manufacturers
Pharma companies
$11m
Agrigenetics
$18m
Dx Equipment
$30m
Lab service providers
$12m
Research equipment
Agrigenetics
GWAS
'762 GENOMIC MAPPING
'179 Intron Sequence Analysis
'762 Genomic Mapping
Licensed
Unlicensed

On 20 January 2011, the Company announced it had filed a second patent infringement law suit in the USA, this time in the USA District Court, Western District of Texas, Austin Division. The counterparties to this action, each a company associated with Sonic Healthcare Limited, are: American Esoteric Laboratories, Clinical Pathology Laboratories Inc., Clinical Pathology Laboratories Southeast, East Side Clinical Laboratories, Clinical Pathology Laboratories Mid-Atlantic, Pathology Laboratories Inc. and Sonic Healthcare USA Inc. This second suit follows the successful settlement between GTG and Sunrise Medical Laboratories (a counterparty to the first assertion suit, detailed above) which is also an entity associated with Sonic.

On 26 May 2011, the Company announced it had filed a third patent infringement law suit in the USA, this time in the USA District Court, Western District of Colorado. The counterparties to this suit are: Agilent Technologies Inc., Bristol-Myers Squibb Company, Eurofins STA Laboratories Inc., GlaxoSmithKline LLC, Hologic Inc., Merial LLC, Navigenics Inc., GeneSeek Inc., Pfizer Inc. and 454 Life Sciences Corporation. Subsequent to filing this suit in Colorado, a Settlement and License Agreement was executed with Navigenics Inc.

We are pleased to report that both the second and the third USA infringement suits are progressing well, with progress being in line with the Company's expectations.

In addition to the formal USA assertion program, the Company is actively pursuing licenses external to these lawsuits, principally in Europe. Since the time of filing the first USA assertion suit, the Company has successfully concluded licensing deals with a number of non-assertion program targets from both the USA and Europe which collectively generated gross fees in excess of $6.4 million for the Company, with slightly over $6.0 million of this having been received in the current financial year.

21
GENETIC TECHNOLOGIES ANNUAL REPORT 2011

RESEARCH AND DEVELOPMENT

RARECELLECT™: SAFE AND RELIABLE PRE-NATAL TESTING

Genetic Technologies is continuing to advance its wholly-owned, pre-natal testing platform technology RareCellect™. It is hoped the RareCellect™ technology will make significant advances in the identification of genetic disorders prior to birth.

Current pre-natal testing involves both non-invasive screening and invasive diagnostic testing. Screening uses ultrasound of the foetus along with maternal serum testing and can be performed from 11 to 13 weeks of pregnancy. Although safe, these tests are not reliable, with a generally accepted abnormality detection rate of approximately 80% (i.e. around 20% of abnormalities are not detected). Diagnostic testing requires the removal of foetal material using chorionic villus sampling (from 11 to 14 weeks) or amniocentesis (from 15 to 20 weeks). Although accurate, these tests are invasive and as such carry a significant risk to both the foetus and the mother. Miscarriage rates can be as high as 5%, depending on the skill of the operator and the gestation age.

The RareCellect™ technology sets out to address an unmet medical need in pre-natal testing for risk-free (for both mother and foetus) chromosomal/genetic testing for the foetus at as early as six weeks gestation.

RareCellect's™ proprietary sampling device utilises materials and design features which will ensure safe, non-traumatic sampling of the optimal region of the cervix to yield foetal genetic material. The Company believes that RareCellect™ offers a unique opportunity to successfully penetrate the $2 billion global pre-natal testing market.

During the course of the 2011 year, the Company pursued collaboration/partnering discussions with a number of international parties central to the field of foetal sampling and testing. The Company is confident that these negotiations will progress towards a more formal collaboration/ partnering arrangement with respect to the RareCellect™ technology in due course.

IMMUNAID™: A NEW TAKE ON CANCER TREATMENT

ImmunAid Pty. Ltd. is a 71.7% owned subsidiary of Genetic Technologies which is focused on developing a proprietary technology to improve treatment outcomes in chronic diseases, such as cancer, using traditional and new therapeutic agents.

The ImmunAid™ research has discovered a phenomenon of the immune cycle which shows that the immune system switches itself "on and off" in a continuous and repetitive cycle in patients with chronic diseases such as cancer and HIV. Utilising this phenomenon, the ImmunAid™ technology proposes that the timing of administration of chemotherapy may determine a patient's response.

In cancer, the immune cycle's "off" switch is controlled by a group of cells called T-Regulatory cells. These cells can be manipulated by the accurate and skilful timing of chemotherapy. With more accurate timing of chemotherapy, the immune system is then primed and free to attack the cancer. In current chemotherapy regimens, where therapy is not timed, complete response rates (where chemotherapy is completely effective and cancer is eliminated) is relatively rare, accounting for only 7% of cases. ImmunAid™ researchers believe that chemotherapy may actually be having a greater effect on the immune system than on the cancer. This is a paradigm shift in the fields of cancer treatment and immunology.

This is a very exciting project which has delivered some encouraging results in early clinical studies. Stakeholders associated with ImmunAid Pty. Ltd. are now actively exploring collaboration / partnership discussions with third parties with a view to expediting the development and potential commercialisation of the ImmunAid™ technology.

OTHER RESEARCH AND DEVELOPMENT: NEMATODE PROJECT

Following the expiration of a collaboration grant from Meat & Livestock Australia (MLA), the Company, together with MLA, made a strategic decision to terminate its collaboration with researchers at the Universities of Melbourne and Newcastle aimed at using genetic techniques to discover new classes of chemicals for the treatment of nematodes (worms) in livestock.

22

RESEARCH AND DEVELOPMENT RARECELLECT™: SAFE AND RELIABLE PRE-NATAL TESTING IMMUNAID™: A NEW TAKE ON CANCER TREATMENT OTHER RESEARCH AND DEVELOPMENT: NEMATODE PROJECT 22 INTRON SEQUENCE ANALYSIS Country / region Numbers Granted Pending Intron sequence analysis method for detection of adjacent and remote locus alleles as haplotypes Earliest priority 25 August 1989 Australia AU654111 AU672519 Austria AT144797 Belgium EP414469 Canada CA2023888 Denmark DK414469 Europe EP414469 France EP414469 Germany DE69029018 DD299319 Great Britain EP414469 Greece GR3022410 Hong Kong HK1008053 Israel IL95467 Italy EP414469 Japan JP3206812 Luxembourg EP414469 Netherlands EP414469 New Zealand NZ235051 Singapore SG47747 South Africa ZA9006765 Spain ES2095859 Sweden EP414469 Switzerland EP414469 United States US5192659 US5612179 US5789568 GENOMIC MAPPING Country / region Numbers Granted Pending Genomic mapping method by direct haplotyping using intron sequence analysis Earliest priority 11 July 1990 Australia AU647806 Austria AT185377 Belgium EP570371 Canada CA2087042 Denmark DK570371 Europe EP570371 France EP570371 Germany DE69131691 Great Britain EP570371 Ireland IE912426 Israel IL98793 Italy EP570371 Japan JP3409796 Luxembourg EP570371 Netherlands EP570371 New Zealand NZ238926 South Africa ZA9105422 Sweden EP570371 Switzerland EP570371 United States US5851762 PATENT ESTATE GENETIC TECHNOLOGIES ANNUAL REPORT 2011 23

PATENT ESTATE (cont.)

PERLEGEN

	Country / region	Numbers	Granted	Pending
Methods for genetic analysis Earliest priority 5 March 2004	United States	US7127355	■	
	United States	To be advised		■
	Japan	JP2007502088		■
Methods for genetic analysis Earliest priority 27 September 2007	Australia	AU2008304485		■
	Canada	CA2704152		■
	Europe	EP2198381		■
Methods for genomic analysis Earliest priority 30 March 2001	Australia	AU785425	■	
	Israel	IL148783	■	
	United States	US6969589	■	
	Canada	CA2380047		■
	Europe	EP1246114		■
	United States	US12/795361		■
Methods for identifying matched groups Earliest priority 30 April 2003	United States	US7124033	■	
Genetic analysis systems and methods Earliest priority 7 January 2002	Australia	AU2003202919	■	
	United States	US6897025	■	
	Canada	CA2472646		■
	Europe	EP037020328		■
	Japan	JP2003558032		■
Life sciences business systems and methods Earliest priority 26 March 2003	United States	US6955883	■	
Life science business systems Earliest priority 26 March 2003	United States	US7427480	■	
Pharmaceutical and diagnostic business systems and methods Earliest priority 26 March 2002	United States	US7135286	■	
Haplotype structure of Chromosome 21 (LQTS) Earliest priority 30 March 2001	United States	US7115726	■	

BREVAGen™

	Country / region	Numbers	Granted	Pending
Markers for breast cancer Earliest priority 29 November 2006	Australia	AU20066320559		■
	Canada	CA2631621		■
	China	CN200680051710		■
	Europe	EP06838661.4		■
	Hong Kong	HK09101235.4		■
	Israel	IL191566		■
	Japan	JP2008543446		■
	Korea	KR1020087015808		■
	United States	US12/890272		■
		US12/370972		■
Methods for breast cancer risk assessment Earliest priority 1 June 2009	United States	US12/920815		■
	World	PCT/AU2010/000675		■

LABORATORY TECHNIQUES

	Country / region	Numbers	Granted	Pending
Internal standards for electrophoretic separations Earliest priority 11 July 1990	Austria	AT159589	■	
	Europe	EP466479	■	
	France	EP466479	■	
	Germany	DE69127999	■	
	Great Britain	EP466479	■	
	Japan	JP4232850	■	
	Sweden	EP466479	■	
	United States	US5096557	■	

24

ANCESTRAL HAPLOTYPES

	Country / region	Numbers	Granted	Pending
Genetic analysis Earliest priority 1 November 1991	Europe	EP660877	■	
	France	EP660877	■	
	Germany	DE69232726	■	
	Great Britain	EP660877	■	
Method for determining ancestral haplotypes using haplospecific geometric elements within the major histocompatability complex multigene cluster Earliest priority 1 November 1991	United States	US6383747	■	
Methods of genetic analysis involving the amplification of complementary duplicons Earliest priority 16 February 2005	Australia	AU2006214800		■
	Canada	CA2597947		■
	Europe	EP1848819		■
	United States	US2009150080		■

ATHLETIC PERFORMANCE

	Country / region	Numbers	Granted	Pending
ACTN3 genotype screen for athletic performance Earliest priority 16 September 2002	Australia	AU2003258390	■	
	India	IN216886	■	
	New Zealand	NZ538890	■	
	Russia	RU2388829	■	
	United States	US7615342	■	
	Europe	EP1546403	■	
	Germany	EP1546403		■
	France	EP1546403		■
	Great Britain	EP1546403		■
	Canada	CA2499084		■
	China	CN1732270		■
	Japan	JP2005538710		■

NEMATODE PROJECT

	Country / region	Numbers	Granted	Pending
Compounds, composition and methods for controlling invertebrate pests Earliest priority 15 November 2006	South Africa	ZA2009/03306	■	
	Australia	AU2007321720		■
	Canada	CA2670259		■
	New Zealand	NZ576963		■
	United States	US2010137294		■
Compositions and methods for control of invertebrate pests Earliest priority 21 December 2009	Australia	AU2010905603		■
High resolution analysis of genetic variation within *Cryptosporidium parvum* Earliest priority 21 August 2002	Australia	AU2003250619	■	

25

GENETIC TECHNOLOGIES ANNUAL REPORT 2011

PATENT ESTATE (cont.)

IMMUNAID™ PROJECT

	Country / region	Numbers	Granted	Pending
A retroviral immunotherapy Earliest priority 18 August 2000	Australia	AU2003200583	■	
	China	CN1469746	■	
	New Zealand	NZ524280	■	
	Europe	EP1311267		■
	United States	US12/233369		■
Cancer therapy Earliest priority 14 February 2002	Australia	AU2003203051	■	
	Europe	EP090075391		■
	United States	US2005180971		■
	Canada	CA2476366		■
Methods of treating diseases Earliest priority 27 May 2009	United States	US61/181508		■
	World	PCT/AU2010/000649		■
Strategy for retroviral immunotherapy Earliest priority 20 February 2002	Europe	EP03742468.6		■
Method of therapy Earliest priority 24 October 2003	New Zealand	NZ546873	■	
	Singapore	SG121609	■	
	Australia	AU2004283322	■	
	Europe	EP1692516	■	
	Mexico	MX2801840	■	
	Canada	CA2543490		■
	Japan	JP2007509078		■
	United States	US2007202119		■
	Austria	AT490470		■
	Switzerland	EP1692510		■
	Germany	EP1692516		■
	Denmark	DK1692516		■
	Europe	EP100180749		■
	Spain	EP1692516		■
	France	EP1692516		■
	Great Britain	EP1692516		■
	Greece	EP1692516		■
	Hungary	EP1692516		■
	Ireland	EP1692516		■
	Italy	EP1692516		■
	Luxembourg	EP1692516		■
	The Netherlands	EP1692516		■
	Poland	EP1692516		■
	Portugal	EP1692516		■
	Romania	EP1692516		■
	Sweden	EP1692516		■
	Turkey	EP1692516		■
Therapeutic strategy for treating autoimmune and degenerative diseases Earliest priority 8 September 2004	Australia	AU2005282218		■
	Canada	CA2579353		■
	Europe	EP1805510		■
	Japan	JP2007530544		■
	United States	US11/574911		■

26

RARECELLECT™ PROJECT

	Country / region	Numbers	Granted	Pending
Fetal cell recovery method Earliest priority 27 March 1990	Australia	AU649027	■	
	Austria	AT194166	■	
	Belgium	EP521909	■	
	Canada	CA2059554	■	
	Denmark	DK521909	■	
	Europe	EP521909	■	
	France	EP521909	■	
	Germany	DE69132269	■	
	Great Britain	EP521909	■	
	Greece	GR3034487	■	
	Ireland	IE910996	■	
	Israel	IL97677	■	
	Italy	EP521909	■	
	Japan	JP2965699	■	
	Luxembourg	EP521909	■	
	Netherlands	EP521909	■	
	New Zealand	NZ237589	■	
	Singapore	SG79188	■	
	South Africa	ZA9102317	■	
	Spain	ES2149760	■	
	Sweden	EP521909	■	
	Switzerland	EP521909	■	
	United States	US5447842	■	
Maternal antibodies as fetal cell markers to identify and enrich fetal cells from maternal blood Earliest priority 31 May 2002	New Zealand	NZ537328	■	
	Singapore	SG108133	■	
	Australia	AU2003229397	■	
	Japan	JP4589106	■	
	United States	US7785898	■	
	Canada	CA2492631		■
	Europe	EP1532453		■
	Hong Kong	HK1075699		■
Identification of fetal DNA and fetal cell markers in maternal plasma or serum Earliest priority 5 March 2003	Australia	AU2004217872	■	
	United States	US10/547721		■
Methods of enriching fetal cells Earliest priority 11 May 2005	Europe	EP06721493		■
	Japan	JP2008510361		■
	Canada	CA2651367		■
	United States	US11/914107		■
Biological sampling device Earliest priority 27 January 2009	World	PCT/AU2010/00071		■
	Australia	To be advised		■
Epigenetic DNA enrichment Earliest priority 14 October 2009	World	PCT/AU2010/001345		■
Cell processing and/or enrichment methods Earliest priority 18 February 2008	Europe	EP097125694		■
	United States	US12/918015		■
	World	PCT/AU2009/000180		■
Methods for obtaining fetal genetic material Earliest priority 21 April 2009	World	PCT/AU2010/000438		■
Methods of enriching and detecting fetal nucleic acids Earliest priority 23 December 2009	World	PCT/AU2010/001718		■
Methods for obtaining samples for forensic analysis Earliest priority 13 April 2010	United States	US61/323700		■

GENETIC TECHNOLOGIES ANNUAL REPORT 2011
27

STATUTORY REPORTS FOR THE YEAR ENDED 30 JUNE 2011 29 DIRECTORS’ REPORT 44 CORPORATE GOVERNANCE STATEMENT 52 CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME 53 CONSOLIDATED BALANCE SHEET 54 CONSOLIDATED STATEMENT OF CASH FLOWS 55 CONSOLIDATED STATEMENT OF CHANGES IN EQUITY 56 NOTES TO THE FINANCIAL STATEMENTS 90 DIRECTORS’ DECLARATION 91 AUDITOR’S INDEPENDENCE DECLARATION 92 AUDITOR’S REPORT 94 ASX ADDITIONAL INFORMATION 96 GLOSSARY 97 CORPORATE DIRECTORY 28

DIRECTORS’ REPORT The Directors submit their Report for the year ended 30 June 2011. DIRECTORS The names and details of the Directors of Genetic Technologies Limited who held office during the 2011 financial year and until the date of this Report are stated below, as are the periods during which they served. Directors in office as at the date of this Report Sidney C. Hack CPA Non-Executive Chairman In office from 1 July 2010 up to the date of this Report Mr. Hack, 73, was appointed to the Board on 19 November 2008 and was appointed as its Chairman on 24 November 2009. He also serves as Chairman of both the Company’s Audit Committee and its Corporate Governance Committee. He is a Certified Practising Accountant and Registered Company Auditor and retired in 2006 after serving 30 years as a senior partner of Hack Anderson & Thomas, Chartered Accountants. Mr. Hack has extensive experience in large company audits, financial planning and taxation and has served on various other Boards during his career. Tommaso Bonvino FAICD Non-Executive In office from 1 July 2010 up to the date of this Report Mr. Bonvino, 50, was appointed to the Board on 25 November 2009 and also serves as a member of the Company’s Corporate Governance Committee. He has over 27 years experience in consumer marketing and product development and has managed companies for various Italian, Spanish and French firms, distributing and marketing goods throughout South-East Asia. He has established strong bilateral trade relationships between Australian and European companies in the technology and consumer goods sectors. Mr. Bonvino is currently CEO and managing director of Private Branded Beverages Limited. He is also a non-executive Director of the Melbourne Recital Centre and a Fellow of the Australian Institute of Company Directors. Dr. Malcolm R. Brandon BScAgr, PhD Non-Executive In office from 1 July 2010 up to the date of this Report Dr. Brandon, 64, was appointed to the Board on 5 October 2009 and also serves as a member of the Company’s Audit Committee. He has spent his career in the biotech and life sciences sector where he has over 35 years’ experience in commercially focused research and development and in building successful companies which have commercialised a wide range of technologies. As the founding director of the Centre for Animal Biotechnology, a research arm within the University of Melbourne Veterinary Science School, he was responsible for fund raising and the development of many agricultural technologies and products. Dr. Brandon was a co-founder and Director of Stem Cell Sciences Ltd. and Smart Drug Systems Inc. and is the Chairman of genetics and artificial animal breeding company Clone International which uses cloning technologies to breed elite cattle, sheep and horses and to preserve the genetics of elite animals. Huw D. Jones BEng (Hons), MBA Non-Executive In office from 1 July 2010 up to the date of this Report Mr. Jones, 48, has served as Non-Executive Director of the Company since 2008 and also serves on the Company’s Audit and Corporate Governance Committees. He has 20 years experience in international sales and marketing in the health care industry and is currently Managing Director of Fresh Investments Pty. Ltd. Company Secretary Thomas G. Howitt BCom, CA, FTIA, ACIS, AICPA Company Secretary and Chief Financial Officer In office from 1 July 2010 up to the date of this Report Mr. Howitt, 47, was appointed as the group’s Chief Financial Officer on 1 June 2004 and as its Company Secretary on 30 June 2005. During his 20-plus year career, he has served as CFO and Company Secretary for a number of companies, listed on both the ASX and foreign stock exchanges. His wide experience covers all facets of financial management and control across various industries, including resources and technology, having been instrumental in the successful development, patenting and commercialisation of several innovative technologies. He has played key roles in the raising of bank debt and equity capital and the management of complex due diligence programs and has worked as a senior Taxation Consultant for Ernst & Young and in the investment banking industry. GENETIC TECHNOLOGIES ANNUAL REPORT 2011 29

DIRECTORS' REPORT (cont.)

DIRECTORS (cont.)

Interests in the shares and options of the Company and related bodies corporate

As at the date of this Report, the following Director holds an indirect beneficial interest in the shares of the Company:

- **Huw D. Jones** 797,887 shares

Apart from the above, no Director holds any interest in the shares and options of the Company as at the date of this Report.

EARNINGS PER SHARE

- Basic earnings per share (cents per share) 0.22
- Diluted earnings per share (cents per share) 0.22

DIVIDENDS

No dividends have been paid since the end of the previous financial year, nor have the Directors recommended that any dividend be paid.

CORPORATE INFORMATION

Corporate structure

Genetic Technologies Limited is a company limited by shares that is incorporated and domiciled in Australia. The Company has prepared a consolidated financial report incorporating the entities that it controlled during the financial year, which are outlined in the following illustration of the Group's corporate structure as at the date of this Report:


Genetic Technologies Limited
Gtech International Resources Limited
75.8%
ImmunAid Pty. Ltd.
71.7%
RareCellect Pty. Ltd.
100%
GeneType Pty. Ltd.
100%
Genetic Technologies Corporation Pty. Ltd.
100%
Phenogen Sciences Inc.
100%
GeneType AG
100%
GeneType Corporation
100%
Genetic Technologies (Beijing) Limited
100%
AgGenomics Pty. Ltd.
50.1%

On 1 June 2011, former subsidiary Frozen Puppies Dot Com Pty. Ltd. was deregistered.

Nature of operations and principal activities

The principal activity of the entities within the Group during the financial year was the provision of genetic testing services. The Company also conducted out-licensing of its intellectual property relating to "non-coding DNA" and research and development in the areas of genetics and related fields.

During the 2011 financial year, the Company terminated its reproductive services business. Also during the current year, the Company's US subsidiary, Phenogen Sciences Inc., established a sales and distribution operation based in Charlotte, North Carolina from which the Group's BREVAGen™ breast cancer risk test will be sold into the US marketplace.

Apart from these changes, there have been no significant changes in the nature of the Group's activities during the financial year.

30

CORPORATE INFORMATION Group overview Genetic Technologies Limited was incorporated in Western Australia on 5 January 1987 as Concord Mining N.L. The Company undertook a series of mining projects and, following several intervening changes, changed its name to Duketon Goldfields N.L. on 15 March 1995. On 15 October 1999, the Company changed its status from a no liability company to a company limited by shares and, on 29 August 2000, it completed the acquisition of GeneType AG, a Swiss private company. GeneType AG had been formed in 1989 by Dr. Mervyn Jacobson and Dr. Malcolm Simons after they met and resolved to test the hypothesis that the non-coding or “junk” regions of DNA were in reality not “junk”, but a valuable and highly ordered reservoir of useful genetic information, a fact which had been overlooked by the scientific community up until that time. As a result of the acquisition of GeneType AG, the Company changed its business from mining to biotechnology and changed its name to Genetic Technologies Limited. The Company has since established a fee-for-service genetic testing business that has become the largest non-government operation of its type in Australia. The business performs a wide variety of genetic tests on humans and animals which includes human diagnostics, forensics and animal pedigree tests. With the acquisition by the Company in April 2010 of the BREVAGen™ breast cancer risk test from the US, the Company launched its first test into a global market in June 2011. The Company also conducts a successful out-licensing program in respect of its non-coding DNA technology and supports two distinct research projects. Operating results for the year Overview During the 2011 financial year, Genetic Technologies Limited and its subsidiaries generated consolidated gross revenues from continuing operations and other revenue of $18.3 million, representing a 111% increase over the corresponding figure for the 2010 year of $8.7 million. This result was largely due to a 266% increase in revenues from the Company’s out-licensing activities, which saw 11 new licenses granted during the year, partially off-set by a 6% fall in revenues from the Company’s genetic testing business as a result of certain divestments and restructures made during the year which improved net earnings. The increase in gross revenues, together with savings made from an ongoing cost reduction / containment program, delivered the Company’s maiden profit for the 2011 financial year. After adjusting for various non-cash items, including amortisation and depreciation ($617,000) and impairment losses and other write-downs ($269,000), the net profit after tax of $901,000 delivered positive net cash flows from operations of $2.2 million and an increase in total cash reserves of $1.8 million. As at 30 June 2011, the Group’s total cash reserves had increased to $5.1 million, up 54% from the balance held at the beginning of the financial year. In July 2011, the Company completed a successful private placement of 60 million ordinary shares to sophisticated and institutional investors at an issue price of $0.195 per share. The total net funds generated from the placement, after the payment of associated costs, of $10.9 million together with the Company’s existing cash reserves resulted in an increase in the Group’s total cash reserves to in excess of $15 million as at 31 July 2011. Operations Considerable work was undertaken during the year to prepare the Company’s BREVAGen™ breast cancer risk test for its US launch, which occurred in mid June 2011. After an extensive analysis of the various testing options available for the BREVAGen™ test in both the US and elsewhere, a decision was taken to utilise the Company’s existing laboratory in Fitzroy, Victoria to serve the international markets. It is anticipated that the additional volume of tests from the US market will help to generate material improvements in both efficiency and profitability of the Company’s Australian laboratory. Having the laboratory approved for the testing of samples from the US involved the preparation and submission of a detailed validation package to the Centers for Medicare and Medicaid Services (“CMS”) who would review the package with a view to granting the laboratory certification under the Clinical Laboratory Improvement Amendments of 1988 (“CLIA”). The Company’s submission to CMS was lodged in October 2010 with CLIA certification subsequently being received in April 2011. The Company’s laboratory is the only such laboratory in Australia to receive such certification and is one of only a handful around the world that is accredited to serve the global genetic services market. Having obtained CLIA certification, the Company can offer high-complexity medical testing services to US patients via its wholly-owned US subsidiary Phenogen Sciences Inc. and may also add further cancer management products to its test menu without need for further detailed regulatory applications. GENETIC TECHNOLOGIES ANNUAL REPORT 2011 31

DIRECTORS’ REPORT (cont.) CORPORATE INFORMATION (cont.) Operating results for the year (cont.) Concurrently with the completion of tasks associated with the certification process, Phenogen Sciences Inc. leased premises in Charlotte, North Carolina from which the US BREVAGen™ business is now based. Staff were then hired to support the establishment of the US sales operations as well as to attend to the systems required to receive US samples and to address the logistics of receiving and logging the samples. In the months immediately preceding the launch of the BREVAGen™ test in June 2011, eight experienced Regional Business Managers were recruited to form the first members of the Phenogen Sciences US sales force. These individuals are based in the US States of Texas (two), Washington, Connecticut, Ohio, Illinois, North Carolina and Missouri from where they service these and the surrounding States. Integral to the success of the BREVAGen™ test, continuing discussions have been held in the US with prominent key opinion leaders (“KOLs”) in order to refine messaging and to identify KOLs who can aid in the development and implementation of further clinical studies and trials necessary for the wide scale roll-out of the test. It was helpful in this regard that, in October 2010, the prestigious Journal of the National Cancer Institute published a peer reviewed article favourably supporting the BREVAGen™ test, particularly for women at intermediate risk. To assist in the management of the BREVAGen™ roll-out in the US, the Company has identified and appointed a number of key US-based partner suppliers and a considerable amount of work has been undertaken in the critical areas of reimbursement and payer strategy and management. In Australia, GTG continues to promote its brand, products and services to the medical oncology market through attendance at five Australasian medical conferences ranging from general oncology at MOGA and COSA to specialist conferences covering breast cancer (kConfab and ASBD) and gastro-intestinal cancer (AGITG). The purpose of this work is to identify key contacts and secure customer introductions as well as to inform clinicians of the latest developments in molecular testing that are available to them. Reaction to the Company’s approaches has been favourable and often reflected in the theme for the conference. For example, at MOGA, the theme of personalised medicine coincided with the recent launch of a number of tests offered by Genetic Technologies. Of major interest, is the test for the cancer of unknown primary (“CUP”), which is now being sold by the Company, and a test used to identify Mesothelioma which is aimed at the legal market. Outside Australia, the Company was successful in securing a contract with the Malaysian Breast Cancer Centre (CARIF) for the exclusive provision of BRCA testing. In the paternity area, GTG was again successful in renewing its two-year contract with Queensland Legal Aid Department and has established business relationships with a number of other State Government legal aid departments. Additional paternity work has also been sourced from a distributor operating in Western Europe. In the human forensics area, the conclusion of a successful three year contract with NSW Police resulted in an invitation to take up a fourth year option extending work into complex volume crime (“CVC”). New processes, coupled with the subsequent unbudgeted test volume in the second half of the year resulted in turnaround times 40% faster than stipulated in the contract. Genetic Technologies’ reputation in this field continues to grow with work also now being received from the private legal market. In the Company’s animal testing business, a new online animal forensics program has been developed. This accredited course is aimed at veterinarians and council rangers who have to deal with animal attacks. A first of its kind for Australia, it recognises the increasing number of animal, mainly dog, related cases showing up in an increasingly urbanised environment. Also in the animal area, GTG’s presence was extended further around Asia, with established customers in Japan and China’s breeder markets becoming more fully engaged including an agreement with the largest canine breed club, the China Kennel Union (“CKU”). GTG secured a multi-year contract to market tests to the CKU’s 176,000 members with all tests being processed in the Company’s Fitzroy laboratory. A distribution agreement with Plaridel has also secured business in the Philippines as has an agreement with the Singapore Kennel Club for genetic testing on behalf of their members. In Australia/New Zealand, a sales network has been established to conduct DNA clinics at prominent dog shows across the country to increase awareness and sales. An agreement with Gribbles Veterinary Pathology has enabled tests to be marketed to veterinarian practices, complimenting the Company’s current breeder-specific sales channels. 32

CORPORATE INFORMATION (cont.) Licensing During the 2011 year, the Company continued to actively pursue the assertion of its non-coding DNA technologies in the USA in collaboration with its Colorado-based law firm Sheridan Ross PC. The initial patent infringement suit filed in April 2010 against nine parties in the US District Court, Western District of Wisconsin was successfully concluded in April 2011 with all suits being concluded prior to proceeding to trial. In January 2011, a second US infringement suit was filed, this time against six parties associated with Sonic Healthcare Limited, in the US District Court, Western District of Texas. As at the date of this Report, settlement negotiations continue. In May 2011, a third US infringement suit was filed by the Company, this time against ten parties in the US District Court, District of Colorado. Subsequent to filing the case, a Settlement and License Agreement was executed between the Company and Navigenics Inc. Settlement negotiations with several of the other parties to the Colorado case have commenced. This program continues to be a valuable source of capital for the Company and has become far more predictable in recent years. All three patent infringement suits are being prosecuted by Sheridan Ross PC, who has in the past successfully asserted and defended GTG’s intellectual property rights globally and has assembled a team of six partners and associates to support the case. Importantly, the Company has put in place arrangements pursuant to which it believes that the costs associated with the patent infringement suits should not have a material adverse impact on its finances. In addition to the Company’s licensing activities in the USA, the Company continues to actively pursue licenses in Europe. This program is prosecuted via the highly diligent and professional activities of the Company’s expert IP licensing advisors and its in-house licensing team. During the 2011 financial year, a total of three new licenses were granted to European-based companies generating considerable revenues for the Company. These licenses were material in size and contributed to the strong financial results for the year. Discussions with a number of other such parties continue. Review of financial condition Capital structure As at the date of this Report, the Company had a total of 464,605,152 fully paid ordinary shares on issue, all of which were listed on the Australian Securities Exchange, and on the NASDAQ Capital Market in the USA via the Company’s American Depositary Receipts. Also at that date, there were 19,650,000 unissued ordinary shares in the Company under option. On 27 July 2011, a total of 60,000,000 ordinary shares were issued by the Company by way of private placement at a price of $0.195 in cash (refer Note 35). As at the date of this Report, no ordinary shares were subject to voluntary escrow. Treasury and related policies The Company has in place a formal Cash Management Policy. The Company follows industry accepted leading practice by investing the Company’s cash assets in a range of short to medium term interest-bearing deposits with appropriately rated financial institutions. Cash provided by operations During the financial year, the consolidated net cash flows from operations were approximately $2.23 million. This result compared favourably to the net cash flows used in operations from the prior financial year of $4.30 million. Overall, the Group’s consolidated cash assets increased by approximately $1.80 million during the 2011 financial year. Liquidity and funding On 14 January 2005, the Company executed a Master Asset Finance Agreement with National Australia Bank Limited in respect of a $2,500,000 asset finance facility (the “Facility”). As at 30 June 2011, the total outstanding liability in respect of this facility was $67,878 (refer Note 27). As at 30 June 2011, the Company had a corporate credit card facility with St. George Bank (a division of Westpac Banking Corporation), which had a total credit limit of $145,000. As at that date, a total liability of $18,786 was outstanding. Risk management The Group takes a proactive approach to risk management. The Board is responsible for ensuring that risks and opportunities are identified on a timely basis and that the Group’s objectives and activities are aligned with the risks and opportunities identified by the Board. The Board believes that it is important for all Board members to be a part of this process and the Board takes overall responsibility for the recognition and management of risk. The overview of the compliance and control mechanisms has been delegated to the Audit Committee through its Charter. GENETIC TECHNOLOGIES ANNUAL REPORT 2011 33

DIRECTORS’ REPORT (cont.) CORPORATE INFORMATION (cont.) Risk management (cont.) The Board believes that the Group is not yet sufficiently large to warrant the appointment of an internal auditor. During recent years, the Company has expanded its risk management activities with the establishment of a Risk Management Committee which meets to evaluate risks faced by the business and reports its findings back to the Audit Committee. Statement of compliance The statements provided to the Board by the Chief Executive Officer and the Chief Financial Officer on the integrity of the financial statements are founded on a sound system of risk management and internal compliance and control. ENVIRONMENTAL REGULATION The Company is not aware of any breaches of any environmental regulation during the 2011 financial year. SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS On 13 July 2010, the Company announced that it had granted a total of 12,000,000 options over ordinary shares in the Company to members of its Senior Leadership team. The options were issued pursuant to the Company’s Employee Share Option Plan, which was approved by shareholders on 19 November 2008, and each option entitles the holders to acquire one ordinary share in the Company at a price of $0.045 at any time up to, and including, 8 May 2015. The exercise price represented a 25% premium to the volume weighted average price of the Company’s shares on the ASX for the 20 trading days preceding the date on which the options were granted. On 20 January 2011, the Company announced that it had filed a further patent infringement law suit in the USA, this time in the US District Court, Western District of Texas. The action followed the successful initial patent infringement law suit which GTG had filed in the US District Court, Western District of Wisconsin, in relation to infringement of the Company’s non-coding patents. The counterparties to the new action were companies associated with Sonic Healthcare Limited. On 3 February 2011, GTG granted a further 500,000 options over ordinary shares in the Company to a senior employee. Each option, which was granted at nil cost, entitles the holder to acquire one ordinary share in the Company at a price of $0.045 at any time up to, and including, 30 September 2015. On 13 April 2011, the Company announced that it had successfully concluded the first patent infringement law suit it had instigated in the US District Court, Western District of Wisconsin against nine US companies in February 2010. On 27 April 2011, Company announced that it had gained certification of its Australian laboratory under the US Clinical Laboratories Improvements Amendments, as regulated by the Centers for Medicare and Medicaid in Baltimore, Maryland. This certification, which enables the Company to accept and test samples from US residents, was the culmination of preparations required for the US launch of the Company’s BREVAGen™ breast cancer risk test. On 26 May 2011, Company announced that it had filed a third patent infringement law suit in the US District Court, District of Colorado, asserting infringement of its primary non-coding patent against ten parties including Agilent Technologies Inc., Bristol-Myers Squibb Company, GlaxoSmithKline PLC and Pfizer Inc. Also on 26 May 2011, the Company granted a further 4,800,000 options over ordinary shares in the Company to a number of employees, including its newly-recruited US sales staff. Each option, which was granted at nil cost, entitles the holder to acquire one ordinary share in the Company at a price of $0.19 at any time up to, and including, 31 March 2016. On 1 June 2011, former subsidiary Frozen Puppies Dot Com Pty. Ltd. was deregistered. During the 2011 financial year, Genetic Technologies Limited executed a number of Settlement and License Agreements in respect of the Company’s non-coding technologies to companies including Monsanto Company, Beckman Coulter Inc. / Clinical Data Inc., Interleukin Genetics Inc., Innogenetics NV, Pioneer Hi-Bred International Inc., Qiagen NV, Sunrise Medical Laboratories, Orchid Cellmark Inc., ViennaLab Diagnostics GmbH and Navigenics Inc. There were no other significant changes in the state of affairs that are not described elsewhere in this Report. 34

SIGNIFICANT EVENTS AFTER BALANCE DATE On 27 July 2011, the Company announced that it had issued by way of private placement a total of 60,000,000 ordinary shares in the Company to institutional and sophisticated investors in the USA and Australia. The placement, in which the shares were issued at a price of $0.195 each, raised a total of $11,700,000 in cash, before the payment of associated expenses of $767,919. All of the shares were issued in accordance with ASX Listing Rule 7.1 and, as such, shareholder approval for the placement was not required. Proceeds from the placement will be used to fund acquisition growth in the molecular diagnostics field focusing on women’s cancer and management, and to accelerate the roll-out of the Company’s lead cancer risk test BREVAGen™ in the USA. Apart from this event, there have been no other significant events which have occurred after balance date. LIKELY DEVELOPMENTS AND EXPECTED RESULTS During the 2012 financial year, the Group will focus on the expansion of its genetic testing business, with emphasis on the sale of oncology-related tests and, in particular, the sale and distribution of the BREVAGen™ breast cancer risk test in the US through its wholly-owned subsidiary, Phenogen Sciences Inc. Further, the Company, in conjunction with its US partner, will pursue its patent infringement suits in the United States in an effort to secure additional licenses to its proprietary non-coding technologies. Finally, the Company will continue its efforts to advance the commercialisation opportunities for its RareCellect™ and ImmunAid™ research projects. SHARE OPTIONS Unissued shares under option As at the reporting date, there were 19,650,000 unissued ordinary shares in the Company under option. During the year ended 30 June 2011, a total of 17,300,000 options to acquire ordinary shares in the Company were granted. All options were granted at nil cost to the holders. Refer Note 25 to the attached financial statements for further details regarding the outstanding options. Shares issued as a result of the exercise of options During the 2011 financial year, no shares were issued as a result of the exercise of any options, nor have any options been exercised since the end of the financial year. During the 2011 financial year, a total of 950,000 options that had previously been issued to employees lapsed. Of this number, a total of 200,000 options were forfeited, whilst the remaining 750,000 options expired. Option holders do not have any right, by virtue of their options, to participate in any share issue of the Company or any related body corporate. INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS During the financial year, the Company paid a premium in respect of a contract insuring the Directors and Officers of the Company and any related body corporate against a liability incurred in his or her capacity as a Director or Officer to the extent permitted by the Corporations Act 2001. The contract of insurance prohibits disclosure of the nature of the insurance provided and the amount of the premium. The Company has agreed to indemnify the current Directors, Executive Officers and former Directors against all liabilities to other persons that may arise from their position as Directors or Officers of the Company and its subsidiaries, except where to do so would be prohibited by law. REMUNERATION REPORT Introduction This Remuneration Report outlines the Director and Executive remuneration arrangements of Genetic Technologies Limited (the “Company”) and its subsidiaries (collectively, the “Group”) in accordance with the requirements of the Corporations Act 2001 and its Regulations. For the purposes of this Report, Key Management Personnel (“KMP”) of the Group are defined as those persons having authority and responsibility for planning, directing and controlling the major activities of the Company and the Group, directly or indirectly, including any Director (whether executive or otherwise) of the parent company, and includes the six executives in the Group, as set out below, receiving the highest remuneration. GENETIC TECHNOLOGIES ANNUAL REPORT 2011 35

DIRECTORS’ REPORT (cont.) REMUNERATION REPORT (cont.) Introduction (cont.) For the purposes of this Report, the term “Executive” encompasses the Group’s Chief Executive Officer, Chief Financial Officer and Company Secretary, Chief Operating Officer, General Manager US Operations, VP Sales and Marketing and VP Legal and Corporate Development. There were six Executive positions within the Group during the 2011 financial year. Details of Key Management Personnel Directors Executives Sidney C. Hack (Non-Executive Chairman) Dr. Paul D.R. MacLeman (Chief Executive Officer) Tommaso Bonvino (Non-Executive) Thomas G. Howitt (Chief Financial Officer and Company Secretary) Dr. Malcolm R. Brandon (Non-Executive) Alison J. Mew (Chief Operating Officer) Huw D. Jones (Non-Executive) Lewis J. Stuart (General Manager US Operations) Gregory J. McPherson (VP Sales and Marketing) Dr. David J. Sparling (VP Legal and Corporate Development) Note: Mr. Stuart was appointed as General Manager of Phenogen Sciences Inc., the Company’s wholly-owned US subsidiary, on 5 July 2010. Corporate Governance Committee The Corporate Governance Committee of the Board of Directors of the Company (formerly known as the Nomination and Remuneration Committee) was established on 21 April 2005 and is, amongst other things, responsible for determining and reviewing remuneration arrangements for the Directors, the Chief Executive Officer and the Senior Leadership Team. The Committee is chaired by Mr. Sidney Hack and has as its members Mr. Tommaso Bonvino and Mr. Huw Jones, both of whom are independent directors. The Corporate Governance Committee has been established to assess the appropriateness of the nature and amount of remuneration paid to Directors and Executives on a periodic basis by reference to relevant employment market conditions, with the overall objective of ensuring maximum shareholder benefit from the retention of a high quality Board and Senior Leadership Team. Remuneration strategy The performance of the Company depends upon the quality of its Directors and Executives. To prosper, the Company must attract, motivate and retain appropriately skilled Directors and Executives. To this end, the Company embodies the following principles in its remuneration framework: • provide competitive rewards to attract high calibre Executives; • wherever possible, link Executive rewards to shareholder value; • ensure that a portion of an Executive’s remuneration is “at risk”; and • establish appropriate, demanding performance hurdles for variable Executive remuneration. The remuneration strategy is approved by the Corporate Governance Committee. Remuneration structure In accordance with best practice corporate governance, the structure of Non-Executive Director and Executive remuneration is separate and distinct. During the 2011 financial year, the Company’s remuneration practices have been updated, enhanced and expanded to wherever possible provide a closer link between Executive performance-based remuneration and the overall strategic and financial performance of the Company. The key performance indicators applicable for all Executives are now more quantifiable and the methods of measurement are better defined. Potential levels of remuneration are linked to each performance indicator based on the pretext that if the performance indicators as defined are met then the business will have more likely achieved certain key financial or strategic objectives. The results of these improvements have been reflected in the performance of the Company in the 2011 year. 36

REMUNERATION REPORT (cont.) Non-Executive Director remuneration Objective The Board seeks to set aggregate remuneration at a level which provides the Company with the ability to attract and retain Directors of the highest calibre, whilst incurring a cost which is acceptable to shareholders. Structure The Company’s Constitution and the Listing Rules of the Australian Securities Exchange specify that the aggregate remuneration of Non-Executive Directors shall be determined from time to time by a General Meeting of shareholders. An amount not exceeding the amount determined is then divided between the Directors as agreed. The most recent determination was made at the 2007 Annual General Meeting, when shareholders approved an aggregate remuneration of $500,000 per year. The amount of aggregate remuneration sought to be approved by shareholders and the manner in which it is apportioned amongst Directors are reviewed annually. Each Non-Executive Director receives a fee for serving as a Director of the Company. No additional fees are paid to any Director for serving on either of the two sub-committees of the Board. Executive remuneration Objective The Group aims to reward Executives with a level and mix of remuneration which is commensurate with their positions and responsibilities within the Group and so as to: • reward Executives for Group and individual performance against targets set by reference to suitable benchmarks; • align the interests of Executives with those of the shareholders; and • ensure that the total remuneration paid is competitive by market standards. Structure The remuneration paid to Executives is set with reference to prevailing market levels and comprises a fixed remuneration comprising base salary and superannuation, various short-term incentives (which are linked to agreed Key Performance Indicators (“KPIs”), as described below under the heading of Variable remuneration), and a long-term option component. Fixed remuneration Objective The Corporate Governance Committee oversees the setting of fixed remuneration on an annual basis. The process consists of a review of Company, divisional and individual performance, relevant comparative remuneration in the market and internally and, where appropriate, external advice on policies and practices. The members of the Committee have access to external advice independent of Management. Structure Fixed remuneration consists of some or all of the following components: • base salary; • non-monetary benefits which can include a motor vehicle allowance, costs associated with novated motor vehicle leases, vehicle parking (and associated fringe benefits tax, if applicable); and • superannuation benefits, which includes employer contributions. With the exception of the employer contributions to superannuation, Executives are given some flexibility to decide the composition of their total fixed remuneration and the allocation between cash and other benefits. It is intended that the manner of payment chosen will be optimal for the recipient without creating any additional cost for the Group. Fixed remuneration is reviewed annually with reference to individual performance, market benchmarks for individual roles and the overall performance of the Group. Any changes to the fixed remuneration of Executives are first approved by the Corporate Governance Committee. GENETIC TECHNOLOGIES ANNUAL REPORT 2011 37

DIRECTORS’ REPORT (cont.) REMUNERATION REPORT (cont.) Fixed remuneration (cont.) All employee remuneration is evaluated on a regular basis using a set of variables and taking into account the addition of the statutory superannuation contribution. A detailed assessment of existing base salaries is made annually using comparisons against independent market data. This data provides information on salaries and other benefits paid for comparable roles within the biotech and pharmaceutical industries, using third party salary survey data. Annual performance reviews with each employee are based on a rating system which is then used to assess his or her eligibility for salary increases. Other qualitative factors, including the specialised knowledge and experience of the individual and the difficulty of replacing that person, are also taken into account when considering salary adjustments. Variable remuneration Objective The objective of variable remuneration is to: • align the interests of Executives with those of shareholders; • link Executive rewards to the achievement of strategic goals and performance of the Company; and • ensure that the total remuneration paid by the Company is competitive by market standards. Short Term Incentive (“STI”) STI is an annual plan that applies to Executives and some Key Influencer employees and is based on both Company and individual performance during a given financial year. STI ranges vary depending on the role, responsibilities and deliverables achieved by each Executive or Key Influencer. Actual STI payments granted to the relevant employee will depend on the extent to which the pre-agreed specific targets are met within a financial year. Specific targets are quantifiable with the agreed method of measurement defined at the beginning of the financial year. The ongoing performance of the Executive or Key Influencer is evaluated regularly during the performance cycle. Group objectives, and their relative weighting, vary depending on position and responsibility, but in respect of the year ending 30 June 2011 include, amongst other things, the achievement of: • earnings before interest, tax, depreciation and amortisation (“EBITDA”) and net profit targets where an individual has capacity to impact this result; • achieving or exceeding revenue targets; • achieving targets for cost reduction or efficiency gains; • contributing to business growth and expansion; and • performance or the delivery of results which exceed agreed targets. These measures are chosen as they represent the key drivers for the short term success of the business and provide a framework for delivering long term value. Personal and operating objectives vary according to the role and responsibility of the Executive and include objectives such as service delivery to customers, project delivery, compliance outcomes, intellectual property management and various staff management and leadership objectives. Achievement of an individual’s targets or objectives is documented and assessed by both the individual and his or her direct manager. The individual will participate in an annual performance review and must provide evidence of objectives delivered during the period under review. Each objective is then rated on an achievement scale. Depending on the aggregate of the ratings, the individual may be eligible to receive an STI payment. STI payments are paid in September of each year subject to the completion of the performance review document and the receipt of a satisfactory rating. The Board conducts this process in the case of the CEO. The Corporate Governance Committee continues to develop policies directed at achieving these objectives. Any such STI payments which may be made are delivered as a cash bonus during the following reporting period. During the year ended 30 June 2011, an STI payment of $51,000 was made to the Chief Executive Officer. 38

REMUNERATION REPORT (cont.) Long Term Incentive (“LTI”) The objective of the Group’s LTI arrangements is to reward Executives in a manner that aligns their remuneration with the creation of shareholder wealth. As such, LTI grants are only made to Executives who are able to influence the generation of shareholder wealth and thus have an impact on the Group’s long term profitability. Participation in the Group’s LTI program is subject to the approval of the Corporate Governance Committee. There are no specific performance hurdles, apart from vesting provisions, in respect of the LTI grants made to Executives. Options with a vesting period also serve as a retention tool and may reduce the likelihood of high performing Executives being targeted by other companies. LTI grants to Executives are delivered in the form of options over unissued ordinary shares in the Company which are granted under the terms and conditions of the Company’s Employee Share Option Plan (the “Plan”). Selected Executives who contribute significantly to the long term profitability of the Company are invited to participate in the Plan. The remuneration value of these grants varies and is determined with reference to the nature of the individual’s role, as well as his or her individual potential and specific performance. The options, which are granted at no cost, generally have a life of between four and five years and, historically, vest fully by the end of three years from the date on which they are granted. However, in July 2010, a total of 12,000,000 options over ordinary shares in the Company were granted to Executives which vest pro-rata over a period of three years. During the year ended 30 June 2011, a net share-based payments expense of $253,851 was incurred by the Company in respect of options which had previously been granted to selected Executives and other employees. In cases where an Executive ceases employment prior to the vesting of his or her options, the options are forfeited after a prescribed period if they have not been previously exercised. The prescribed period ranges from one to twelve months, depending on the circumstances under which they left the Company, e.g. resignation, retirement, termination or death. In the event of a change of control of the Company, the performance period end date will be brought forward to the date of the change of control and awards will vest over this shortened period. Employment contracts The Chief Executive Officer, Dr. Paul MacLeman, is employed under an employment contract which took effect on 4 May 2009. The key terms and conditions of Dr. MacLeman’s employment arrangements are: • During the 2011 financial year, Dr. MacLeman received a base salary of $250,000 and statutory superannuation contributions as prescribed under the Superannuation Guarantee legislation. On 22 June 2011, Dr. MacLeman’s annual base salary was increased to $300,000 with effect from 1 July 2011; • Dr. MacLeman is entitled to receive an STI payment equivalent to a maximum of 30% of his base salary based on achievement of Key Performance Indicators, as agreed with the Board from time to time; • Dr. MacLeman may resign from his position, and thus terminate the contract, by giving up to five months written notice and the Company may terminate Dr. MacLeman’s contract by providing similar written notice or providing payment in lieu of the notice period; and • the Company may terminate Dr. MacLeman’s contract at any time without notice if serious misconduct has occurred. Where termination with cause occurs, he is only entitled to receive that portion of remuneration which is fixed and only up to the date of termination. In this instance, all entitlements to both STI and LTI are forfeited and would lapse. The key provisions contained in the employment contracts for other Key Management Personnel in office at the date of this Report, being Mr. Thomas Howitt, Ms. Alison Mew, Mr. Lewis Stuart, Mr. Greg McPherson and Dr. David Sparling, are: • the Executive receives a base salary and statutory superannuation contributions, as prescribed under the Superannuation Guarantee legislation, together with certain STI payments based on achievement of Key Performance Indicators, as agreed with the Chief Executive Officer from time to time; • the Executive may resign from his / her position and terminate the contract by giving up to three months written notice; • the Company may terminate the contract by providing up to three months written notice or payment in lieu of notice; and • the Company may terminate the contract without notice in the event that serious misconduct has occurred. In this instance, all entitlements to both STI and LTI payments are forfeited and will lapse. There are no employment contracts in place with any Non-Executive Director of the Company. GENETIC TECHNOLOGIES ANNUAL REPORT 2011 39

DIRECTORS' REPORT (cont.)

REMUNERATION REPORT (cont.)

Remuneration of Key Management Personnel

Name and title of	Year	Short-term Salary/fees $	Other $	Post-employment Superannuation $	Long-term Long service leave $	Share-based Options $	Totals $
Directors							
Sidney C. Hack	**2011**	**24,500**	**-**	**51,800**	**-**	**-**	**76,300**
Non-Executive Chairman	2010	16,474	-	51,077	-	-	67,551
Tommaso Bonvino	**2011**	**50,000**	**-**	**4,500**	**-**	**-**	**54,500**
Non-Executive Director	2010	29,935	-	2,694	-	-	32,629
Dr. Malcolm R. Brandon	**2011**	**30,000**	**-**	**24,500**	**-**	**-**	**54,500**
Non-Executive Director	2010	37,115	-	3,340	-	-	40,455
Huw D. Jones	**2011**	**50,000**	**-**	**4,500**	**-**	**-**	**54,500**
Non-Executive Director	2010	50,000	-	4,500	-	-	54,500
Fred Bart[1]	**2011**	**-**	**-**	**-**	**-**	**-**	**-**
Ex. Non-Executive Chairman	2010	28,134	-	2,532	-	-	30,666
Sub-totals for Directors	**2011**	**154,500**	**-**	**85,300**	**-**	**-**	**239,800**
	2010	161,658	-	64,143	-	-	225,801
Executives							
Dr. Paul D.R. MacLeman[2]	**2011**	**250,000**	**51,000**	**27,090**	**594**	**54,450**	**383,134**
Chief Executive Officer	2010	224,653	45,000	24,268	186	-	294,107
Thomas G. Howitt							
Chief Financial Officer	**2011**	**214,000**	**-**	**19,260**	**7,059**	**22,688**	**263,007**
and Company Secretary	2010	214,000	-	19,260	5,754	28,257	267,271
Alison J. Mew	**2011**	**171,200**	**-**	**15,408**	**356**	**22,688**	**209,652**
Chief Operating Officer	2010	133,948	-	12,055	78	-	146,081
Lewis J. Stuart[3]	**2011**	**272,937**	**-**	**-**	**-**	**36,300**	**309,237**
General Manager US ops.	2010	-	-	-	-	-	-
Gregory J. McPherson	**2011**	**175,100**	**-**	**15,759**	**376**	**22,688**	**213,923**
VP Sales and Marketing	2010	162,371	-	14,613	93	-	177,077
Dr. David J. Sparling	**2011**	**185,400**	**-**	**16,686**	**368**	**22,688**	**225,142**
VP Legal and Corp. Develop.	2010	115,846	-	10,426	76	-	126,348
Sub-totals for Executives	**2011**	**1,268,637**	**51,000**	**94,203**	**8,753**	**181,502**	**1,604,095**
	2010	850,818	45,000	80,622	6,187	28,257	1,010,884
Total remuneration of	**2011**	**1,423,137**	**51,000**	**179,503**	**8,753**	**181,502**	**1,843,895**
Key Management Personnel	2010	1,012,476	45,000	144,765	6,187	28,257	1,236,685

Notes: The Group had six Executives, as defined, during the year ended 30 June 2011.
The column above entitled "Other" of $51,000 (2010: $45,000) comprises bonuses (refer notes below).

The details of those Executives nominated as Key Management Personnel under section 300A of the *Corporations Act 2001* have been disclosed in this Report. No other employees of the Company meet the definition of "Key Management Personnel" as defined in *IAS 24 / (AASB 124) Related Party Disclosures*, or "senior manager" as defined in the *Corporations Act 2001*.

Notes:

[1] *Mr. Bart resigned as Chairman of the Company on 24 November 2009.*

[2] *During the year ended 30 June 2011, Dr. MacLeman received an STI payment of $51,000 (2010: $45,000).*

[3] *Mr. Stuart was appointed as General Manager of Phenogen Sciences Inc., the Company's wholly-owned US subsidiary, on 5 July 2010.*

40

REMUNERATION REPORT (cont.)

Options granted and vested as part of remuneration during the year ended 30 June 2011

During the 2011 financial year, certain options were granted as equity compensation benefits to Executives, as disclosed below. The options were issued at no charge and entitle the holder to acquire one fully paid ordinary share in the Company at the respective exercise price.

Name of Executive	Number of options		Exercise price	Number expired	Fair value per option	Final vesting date
	Vested	Granted				
Dr. Paul D.R. MacLeman	-	3,600,000	$0.045	-	$0.02	8 July 2013
Thomas G. Howitt	-	1,500,000	$0.045	-	$0.02	8 July 2013
Thomas G. Howitt	1,000,000	-	$0.22	-	$0.084	23 October 2010
Thomas G. Howitt	-	-	$0.48	750,000	$0.139	Not applicable
Alison J. Mew	-	1,500,000	$0.045	-	$0.02	8 July 2013
Lewis J. Stuart	-	2,400,000	$0.045	-	$0.02	8 July 2013
Gregory J. McPherson	-	1,500,000	$0.045	-	$0.02	8 July 2013
Dr. David J. Sparling	-	1,500,000	$0.045	-	$0.02	8 July 2013
Totals	1,000,000	12,000,000		750,000		

Options granted and vested as part of remuneration during the year ended 30 June 2010

During the 2010 financial year, certain options which had been granted as equity compensation benefits to Executives vested, as disclosed below. The options were issued at no charge and entitle the holder to acquire one fully paid ordinary share in the Company at the respective exercise price.

Name of Executive	Number of options		Exercise price	Number expired	Fair value per option	Final vesting date
	Vested	Granted				
Thomas G. Howitt	62,500	-	$0.53	-	$0.197	12 August 2009
Totals	62,500	-		-		

Fair values of options

During the year ended 30 June 2011, a total of 950,000 options that had previously been issued to employees lapsed. Of this number, a total of 200,000 options were forfeited, whilst the remaining 750,000 options expired. The lapsed options had no fair value on the date they lapsed as they were "out of the money". No options were exercised during the year ended 30 June 2011 (refer Note 25 for details).

On 8 July 2010, a total of 12,000,000 options over ordinary shares in the Company were granted, at no cost, to members of the Company's Senior Leadership Team. Each option, which entitles the holder to acquire one ordinary share at a cost of $0.045, will expire on 8 May 2015, unless exercised before that date. The options vest in three equal tranches after 12 months, 24 months and 36 months from the date of grant, respectively.

On 26 May 2011, a total of 4,800,000 options over ordinary shares in the Company were granted, at no cost, to Key Influencer employees of the Group. The majority of the options, which entitle the holder to acquire one ordinary share at a cost of $0.19, will expire on 31 March 2016, unless exercised before that date. The majority of the options vest in three equal tranches after 12 months, 24 months and 36 months from the date of grant, respectively.

The resulting weighted average fair values per option for options granted to those Executives nominated as Key Management Personnel vesting on or after 1 July 2011 are:

Name of Executive	Options	Grant date	Expiry date	Weighted average fair value
Dr. Paul D.R. MacLeman	3,600,000	8 July 2010	8 May 2015	$0.0205
Thomas G. Howitt	1,500,000	8 July 2010	8 May 2015	$0.0205
Alison J. Mew	1,500,000	8 July 2010	8 May 2015	$0.0205
Lewis J. Stuart	2,400,000	8 July 2010	8 May 2015	$0.0205
Gregory J. McPherson	1,500,000	8 July 2010	8 May 2015	$0.0205
Dr. David J. Sparling	1,500,000	8 July 2010	8 May 2015	$0.0205

41

GENETIC TECHNOLOGIES ANNUAL REPORT 2011

DIRECTORS' REPORT (cont.)

AUDITOR INDEPENDENCE AND NON-AUDIT SERVICES

Auditor independence

The Directors have received an independence declaration from PricewaterhouseCoopers, the auditor of Genetic Technologies Limited, as reproduced immediately following the Directors' Declaration on page 90 of this Annual Report.

Non-audit services

During the 2010 financial year, the auditor of Genetic Technologies Limited, PricewaterhouseCoopers, provided the Company with certain non-audit services, in addition to its normal audit services. The Directors are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the *Corporations Act 2001*. The nature and scope of each type of non-audit service provided means that audit independence was not compromised. During the 2011 financial year, the following fees were paid or payable to the auditors of Genetic Technologies Limited and its subsidiaries:

	Consolidated	
	2011	2010
	$	$
Audit services		
PricewaterhouseCoopers in respect of:		
Audit of the Company's Financial Report under the *Corporations Act 2001*	**250,812**	271,766
Other audit firms in respect of:		
Audit of the Financial Reports of subsidiaries	**15,403**	17,013
Total remuneration in respect of audit services	**266,215**	288,779
Non-audit services		
PricewaterhouseCoopers in respect of:		
Accounting and other services	**-**	60,000
Other audit firms in respect of:		
Tax advice and compliance, accounting and other services	**14,388**	16,514
Total remuneration in respect of non-audit services	**14,388**	76,514
Total auditors' remuneration	**280,603**	365,293

ROUNDING OF AMOUNTS

The Company is of a kind referred to in Class Order 98/100, issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the Directors' Report. Amounts in the Directors' Report have been rounded off in accordance with that Class order to the nearest dollar.

DIRECTORS' MEETINGS

Meeting attendances

The number of meetings of Directors (including the meetings of the two Sub-Committees of the Board) held during the financial year, and the number of such meetings attended by each Director, were as follows:

			Sub-Committees of the Board			
	Directors' meetings		Audit		Corporate Governance	
Name of Director	Eligible	Attended	Eligible	Attended	Eligible	Attended
Sidney C. Hack	14	14	2	2	1	1
Tommaso Bonvino	14	14	-	-	1	1
Dr. Malcolm R. Brandon	14	12	2	2	-	-
Huw D. Jones	14	14	2	2	1	1

42

DIRECTORS’ MEETINGS (cont.) Sub-Committee membership As at the date of this Report, the Company had two Sub-Committees of the Board of Directors: an Audit Committee and a Corporate Governance Committee. The individuals who served as members of the Sub-Committees during the 2011 financial year were: Name of Member Audit Committee Period served Corporate Governance Committee Period served Sidney C. Hack 1 July 2010 to 30 June 2011 1 July 2010 to 30 June 2011 Tommaso Bonvino Not applicable 1 July 2010 to 30 June 2011 Dr. Malcolm R. Brandon 1 July 2010 to 30 June 2011 Not applicable Huw D. Jones 1 July 2010 to 30 June 2011 1 July 2010 to 30 June 2011 Notes: 1. In accordance with the Charter, the auditor attended one meeting of the Audit Committee at the request of the Committee. 2. Mr. Hack served as the Chairman of both Sub-Committees from 1 July 2010 to 30 June 2011. Signed in accordance with a resolution of the Directors. SIDNEY C. HACK Non-Executive Chairman Melbourne, 24 August 2011 GENETIC TECHNOLOGIES ANNUAL REPORT 2011 43

CORPORATE GOVERNANCE STATEMENT INTRODUCTION Genetic Technologies Limited and its Board are committed to achieving and demonstrating the highest standards of corporate governance. The Board continues to review its corporate governance framework and practices to ensure they meet the interests of shareholders. The Company and its controlled entities together are referred to as the “Group” in this statement. A description of the Group’s main corporate governance practices is set out below. All of these practices, unless otherwise stated, were in place for the entire year. They comply with the ASX Corporate Governance Principles and Recommendations (including 2010 Amendments). In most respects, Genetic Technologies Limited complies with the Recommendations however, in several areas, policies and practices are being further developed to bring them more closely into line. As new policies are produced, or as the existing ones are amended, they are published on the Company’s website. As at the date of this Statement, the following eleven Corporate Governance documents had been adopted by the Board, in addition to the Company’s Constitution which was completely revised and subsequently approved by the Company’s shareholders in November 2005. All significant policies are published on the Company’s website (www.gtglabs.com). • Board Charter, which defines the role of the Board and that of Management; • Audit Committee Charter; • Corporate Governance Committee Charter; • Board Protocol, which clarifies the responsibilities of Directors and the Company’s expectations of them; • Code of Conduct, including a Document Retention Policy; • Board Performance Evaluation Policy; • Risk and Compliance Policy; • Continuous Disclosure Policy; • Securities Trading Policy; • Shareholder Communications Policy; and • Whistleblower Policy. ASX PRINCIPLES AND RECOMMENDATIONS Principle 1: Lay solid foundations for management and oversight The relationship between the Board and Management is critical to the Group’s success. The Directors are responsible to the shareholders for the performance of the Group in both the short and the longer term and seek to balance sometimes competing objectives in the best interests of the Group as a whole. Their focus is to enhance the interests of shareholders and other key stakeholders and to ensure the Group is properly managed. The responsibilities of the Board include: • providing strategic guidance to the Group, including contributing to the development of and approving the corporate strategy; • reviewing and approving business plans, the annual budget and financial plans, including available resources and major capital expenditure initiatives; • overseeing and monitoring: » organisational performance and the achievement of the Group’s strategic goals and objectives; » compliance with the Company’s Code of Conduct; and » progress of major capital expenditures and other significant projects; including any acquisitions or divestments; • monitoring financial performance, including approval of the annual and half-year financial reports and liaison with the Company’s auditors; • appointment, performance assessment and, if necessary, removal of the Chief Executive Officer; • ratifying the appointment/removal and contributing to the performance assessment of the Senior Leadership Team; • ensuring there are effective management processes in place for approving major corporate initiatives; • enhancing and protecting the reputation of the organisation; • overseeing the operation of the Group’s system for compliance and risk management reporting to shareholders; and • ensuring appropriate resources are available to Management to enable the implementation of strategies approved by the Board. 44

ASX PRINCIPLES AND RECOMMENDATIONS (cont.) Day-to-day management of the Group’s affairs and the implementation of the corporate strategy and policy initiatives are formally delegated by the Board to the Chief Executive Officer and senior executives as set out in the Group’s delegations policies. These delegations are reviewed by the Board on an annual basis. A performance assessment for members of the Senior Leadership Team last took place in July 2011. The process for these assessments is described in the Remuneration Report on pages 35 to 41 of this Annual Report. Principle 2: Structure the Board to add value The Board operates in accordance with the broad principles set out in its Charter which is available from the corporate governance information section of the Company’s website (www.gtglabs.com). The Charter provides details of the Board’s composition and responsibilities. Board composition The Charter states that: • the Board is to be comprised of both executive and non-executive Directors with a majority of non-executive Directors. Non-executive Directors bring a fresh perspective to the Board’s consideration of strategic, risk and performance matters; • in recognition of the importance of independent views and the Board’s role in supervising the activities of Management, the Chairman must be an independent non-executive Director, the majority of the Board must be independent of Management and all Directors are required to exercise independent judgement and review and constructively challenge the performance of the Senior Leadership Team; • the Chairman is elected by the full Board and is required to meet regularly with the Chief Executive Officer; • the Company should, where possible, maintain a mix of Directors on the Board from different genders, age groups, ethnicity and cultural and professional backgrounds who have complementary skills and experience; • the Board is to establish measurable Board gender diversity objectives and assess annually the objectives and progress made in achieving them; and • the Board is required to undertake an annual Board performance review and consider the appropriate mix of skills required by the Board to maximise its effectiveness and its contribution to the Group. The Board seeks to ensure that: • at any point in time, its membership represents an appropriate balance between directors with experience and knowledge of the Group and directors with an external or fresh perspective; and • the size of the Board is conducive to effective discussion and efficient decision-making. Directors’ independence The Board has adopted specific principles in relation to Directors’ independence. These state that when determining independence, a Director must be a non-executive and the Board should consider whether the Director: • is a substantial shareholder of the Company or an officer of, or otherwise associated directly with, a substantial shareholder of the Company; • is, or has been, employed in an executive capacity by the Company or any other Group member within three years before commencing his or her service on the Board; • within the last three years has been a principal of a material professional adviser or a material consultant to the Company or any other Group member, or an employee materially associated with the service provided; • is a material supplier or customer of the Company or any other Group member, or an officer of or otherwise associated directly or indirectly with a material supplier or customer; • has a material contractual relationship with the Company or a controlled entity other than as a Director of the Group; and • is free from any business or other relationship which could, or could reasonably be perceived to, materially interfere with the Director’s independent exercise of his or her judgement. GENETIC TECHNOLOGIES ANNUAL REPORT 2011 45

CORPORATE GOVERNANCE STATEMENT (cont.) ASX PRINCIPLES AND RECOMMENDATIONS (cont.) Principle 2: Structure the Board to add value (cont.) Materiality for these purposes is determined on both quantitative and qualitative bases. An amount of over five percent of annual turnover of the Company or Group or five percent of the individual Directors’ net worth is considered material for these purposes. In addition, a transaction of any amount or a relationship is deemed material if knowledge of it may impact the shareholders’ understanding of the Director’s performance. Recent thinking on corporate governance has introduced the view that a Director’s independence may be perceived to be impacted by lengthy service on the Board. To avoid any potential concerns, the Board has determined that a Director will not be deemed independent if he or she has served on the Board of the Company for more than ten years. The Board will continue to monitor developments on this issue as they arise. The Board assesses independence each year. To enable this process, the Directors must provide all information that may be relevant to the assessment. Board members Details of the members of the Board, their experience, expertise, qualifications, term of office, relationships affecting their independence and their independent status are set out in the Directors’ Report. As at the date of signing the Directors’ Report, all four Directors served as non-executive Directors and none had any relationships which may adversely affect their independence and, as such, they are deemed independent under the principles set out above. Term of office The Company’s Constitution specifies that all non-executive Directors must retire from office no later than the third Annual General Meeting (“AGM”) following his or her last election. Where eligible, a Director may stand for re-election. Chairman and Chief Executive Officer (“CEO”) The Chairman is responsible for leading the Board, ensuring that Directors are properly briefed in all matters relevant to their role and responsibilities, facilitating Board discussions and managing the Board’s relationship with the Company’s senior executives. In accepting the position, the Chairman had acknowledged that it will require a significant time commitment and has confirmed that other positions will not hinder his or her effective performance in that role. The CEO is responsible for implementing Group strategies and policies. The Board Charter specifies that these are separate roles to be undertaken by separate people. Induction The induction provided to new Directors enables them to actively participate in Board decision-making as soon as possible. It ensures that they have a full understanding of the Company’s financial position, strategies, operations, culture, values and risk management policies. It also explains the respective rights, duties, responsibilities, interaction and roles of the Board and the Senior Leadership Team and the Company’s meeting arrangements. Commitment The Board held fourteen Board meetings during the 2011 financial year. Non-executive Directors are expected to spend adequate time preparing for and attending Board and Sub-Committee meetings and associated activities. The number of meetings of the Company’s Board of Directors and of each Board Sub-Committee held during the year ended 30 June 2011, and the number of such meetings attended by each Director, is disclosed on page 42. The commitments of all non-executive Directors are considered by the Corporate Governance Committee prior to the Director’s appointment to the Board and are reviewed each year as part of the annual performance assessment. Prior to appointment or being submitted for re-election, each non-executive Director is required to specifically acknowledge that they have, and will continue to have, the time available to discharge their responsibilities to the Company. 46

ASX PRINCIPLES AND RECOMMENDATIONS (cont.) Conflict of interests In accordance with the Board Charter, all Directors are required to declare all interests in dealings with the Company and are required to take no part in decisions relating to them. In addition, those Directors are not entitled to receive any papers from the Group pertaining to those dealings. No such declarations were received from any Directors during the 2011 financial year. Independent professional advice All Directors and members of the Board’s two Sub-Committees have the right, in connection with their duties and responsibilities, to seek independent professional advice at the Company’s expense. Prior written approval of the Chairman is required, but such approval will not be unreasonably withheld. Performance assessment The Board undertakes an ongoing self-assessment of its collective performance, the performance of the Chairman and of its two Sub-Committees. The assessment also considers the adequacy of the Company’s induction and continuing education processes, access to information and the support provided by the Company Secretary. Members of the Senior Leadership Team are invited to contribute to this appraisal process. The results and any action plans are documented together with specific performance goals which are agreed for the coming year. The Chairman undertakes an assessment of the performance of individual Directors and meets with each Director to discuss this assessment. Board Sub-Committees The Board has established two Sub-Committees to assist in the execution of its duties and to allow detailed consideration of complex issues. The current Sub-Committees of the Board are the Audit and Corporate Governance Committees. Each is comprised entirely of non-executive Directors. The Committee structure and membership is reviewed on an annual basis. Each Sub-Committee has its own written Charter setting out its role and responsibilities, composition, structure, membership requirements and the manner in which the Sub-Committee is to operate. Both of these Charters are reviewed on an annual basis and are available on the Company’s website. All matters determined by the Sub-Committees are submitted to the full Board as recommendations for Board decisions. Minutes of Sub-Committee meetings are tabled at the subsequent Board meeting. Additional requirements for specific reporting by the Sub-Committees to the Board are addressed in the Charter of the individual Sub-Committees. Corporate Governance Committee The Corporate Governance Committee consists of the following Directors (all of whom are independent): • Sidney C. Hack (Chairman) • Tommaso Bonvino • Huw D. Jones Details of these Directors’ attendance at meetings of the Committee are set out in the Directors’ Report on page 42. The Corporate Governance Committee operates in accordance with its Charter which is available on the Company’s website. The main responsibilities of the Committee are to: • conduct an annual review of the membership of the Board, having regard to present and future needs of the Company and to make recommendations on Board composition and appointments; • conduct an annual review of, and conclude on the independence of, each Director; • propose candidates for Board vacancies; • oversee the annual performance assessment program; • oversee Board succession, including the succession of the Chairman, and review whether succession plans are in place to maintain an appropriately balanced mix of skills, experience and diversity on the Board; and • assess the effectiveness of the induction process. GENETIC TECHNOLOGIES ANNUAL REPORT 2011 47

CORPORATE GOVERNANCE STATEMENT (cont.) ASX PRINCIPLES AND RECOMMENDATIONS (cont.) Principle 2: Structure the board to add value (cont.) When a new Director is to be appointed, the Committee prepares a Board skills matrix to review the range of skills, experience and expertise on the Board, and to identify its needs. From this, the Committee prepares a short-list of candidates with appropriate skills and experience. A number of channels are used to source candidates to ensure the Company benefits from a diverse range of individuals in the selection process. Where necessary, advice is sought from independent search consultants. The full Board then appoints the most suitable candidate who must stand for election at the Company’s next AGM. The Committee’s nomination of existing Directors for reappointment is not automatic and is contingent on their past performance, contribution to the Company and the current and future needs of both the Board and Company. The Board and the Committee are also aware of the advantages of Board renewal and succession planning. Notices of meetings for the election of Directors comply with the ASX Corporate Governance Council’s best practice recommendations. New Directors are provided with a letter of appointment setting out the Company’s expectations, their responsibilities, rights and the terms and conditions of their employment. All new Directors participate in a comprehensive, formal induction program which covers the operation of the Board and its Sub-Committees and financial, strategic, operations and risk management issues. Principle 3: Promote ethical and responsible decision making Code of conduct The Company has developed a statement of values and a Code of Conduct (the “Code”) which has been fully endorsed by the Board and applies to all Directors. The Code is regularly reviewed and updated as necessary to ensure it reflects the highest standards of behaviour and professionalism and the practices necessary to maintain confidence in the Group’s integrity and to take into account legal obligations and reasonable expectations of the Company’s stakeholders. In summary, the Code requires that at all times Directors and employees act with the utmost integrity, objectivity and in compliance with the letter and the spirit of the law and company policies. The purchase and sale of Company securities by Directors and employees is governed by the Securities Trading Policy. Such trading is not permitted during the two-month periods immediately following the end of the Company’s two financial half-years, i.e. after 31 December and 30 June of each year. Any transactions undertaken by Directors outside of these periods must be notified to the Company Secretary in advance. The Code requires employees who are aware of unethical practices within the Group or breaches of the Company’s Securities Trading Policy to report such breaches in compliance with the Company’s whistleblower program which can be done anonymously. The Directors are satisfied that the Group has complied with its policies on ethical standards, including trading in the Company’s securities. Copies of the Code and the Securities Trading Policy are available on the Company’s website. Diversity policy The Company values diversity and recognises the benefits it can bring to the organisation’s ability to achieve its goals. Accordingly, the Company is in the process of developing a diversity policy which will outline its diversity objectives in relation to gender, age, cultural background and ethnicity. It will include requirements for the Board to establish measurable objectives for achieving diversity, and for the Board to assess annually both the objectives, and the Company’s progress made in achieving them. 48

ASX PRINCIPLES AND RECOMMENDATIONS (cont.) Principle 4: Safeguard integrity in financial reporting Audit Committee The Audit Committee consists of the following Directors (all of whom are independent): • Sidney C. Hack (Chairman) • Dr. Malcolm R. Brandon • Huw D. Jones Details of these Directors’ attendance at meetings of the Committee are set out in the Directors’ Report on page 42. All members of the Audit Committee are financially literate and have an appropriate understanding of the industry in which the Group operates. One member, Mr. Hack, has relevant qualification and experience by virtue of being a former partner of an accounting firm. The Audit Committee operates in accordance with a Charter which is available on the Company’s website. The main responsibilities of the Committee are to: • review, assess and approve the annual full and concise reports, the half-year financial report and all other financial information published by the Company or released to the Market; • assist the Board in reviewing the effectiveness of the organisation’s internal control environment covering: » effectiveness and efficiency of operations; » reliability of financial reporting; and » compliance with applicable laws and regulations; • oversee the effective operation of the Company’s risk management framework; • recommend to the Board the appointment, removal and remuneration of the external auditors, and review the terms of their engagement, the scope and quality of the audit and assess their performance; • consider the independence and competence of the external auditor on an ongoing basis; • review and approve the level of non-audit services provided by the Group’s external auditors and ensure that it does not adversely impact on the auditors’ independence; • review and monitor all related party transactions and assess their propriety; and • report to the Board on matters relevant to the Committee’s role and responsibilities. In fulfilling its responsibilities, the Audit Committee: • receives regular reports from Management and the Company’s external auditors; • meets with the external auditors at least twice a year, or more frequently if necessary; • reviews the processes the CEO and CFO have in place to support their certifications to the Board; • reviews any significant disagreements between the auditors and Management, irrespective of whether they have been resolved; and • provides the external auditors with a clear line of direct communication at any time to either the Chairman of the Audit Committee or, if necessary, the Chairman of the Board. The Audit Committee has authority, within the scope of its responsibilities, to seek any information it requires from any employee or external party. GENETIC TECHNOLOGIES ANNUAL REPORT 2011 49

CORPORATE GOVERNANCE STATEMENT (cont.) ASX PRINCIPLES AND RECOMMENDATIONS (cont.) Principle 4: Safeguard integrity in financial reporting (cont.) External auditors The Company and Audit Committee policy is to appoint external auditors who clearly demonstrate quality of service and independence. The performance of the external auditor is reviewed annually and applications for tender of external audit services are requested as deemed appropriate, taking into consideration assessment of performance, existing value and tender costs. PricewaterhouseCoopers (“PwC”) was appointed as the external auditor in 2009. It is PwC’s policy to rotate audit lead engagement partners on listed companies at least every five years. An analysis of fees paid to the external auditors, including a break-down of fees for non-audit services, is provided in the Directors’ Report and in Note 30 to the financial statements. It is the policy of the external auditors to provide an annual declaration of their independence to the Audit Committee which is reproduced in the Company’s Annual Report. The external auditor will attend the Company’s AGM and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the audit report. Principles 5 and 6: Make timely and balanced disclosures and respect the rights of shareholders Continuous disclosure and shareholder communication The Company has written policies and procedures on information disclosure that focus on continuous disclosure of any information concerning the Group that a reasonable person would expect to have a material effect on the price of the Company’s securities. These policies and procedures also include the arrangements the Company has in place to promote communication with shareholders and encourage effective participation at general meetings. A summary of these policies and procedures is available on the Company’s website. The Company Secretary has been nominated as the person responsible for communications with the Australian Securities Exchange (“ASX”). This role includes responsibility for ensuring compliance with the continuous disclosure requirements in the ASX Listing Rules and overseeing and co-ordinating information disclosure to the ASX, analysts, brokers, shareholders, the media and the public. All information disclosed to the ASX is posted on the Company’s website as soon as it is disclosed to the ASX. When analysts are briefed on aspects of the Group’s operations, the material used in the presentation is released to the ASX and posted on the Company’s website. Procedures have also been established for reviewing whether any price sensitive information has been inadvertently disclosed and, if so, this information is also immediately released to the Market. The Company’s website also enables users to provide feedback and has an option for shareholders to register their email address for direct email updates on Company matters. All shareholders are entitled to receive a hard copy of the Company’s Annual and Half-Year Reports which are also available for download on its website. Principle 7: Recognise and manage risk The Board is responsible for satisfying itself annually, or more frequently as required, that Management has developed and implemented a sound system of risk management and internal control. Detailed work on this task is delegated to the Audit Committee and reviewed by the full Board. The Audit Committee is responsible for ensuring there are adequate policies in relation to risk management, compliance and internal control systems. They monitor the Company’s risk management by overseeing Management’s actions in the evaluation, management, monitoring and reporting of material operational, financial, compliance and strategic risks. In providing this oversight, the Committee: • reviews the framework and methodology for risk identification, the degree of risk the Company is willing to accept, the management of risk and the processes for auditing and evaluating the Company’s risk management system; • reviews group-wide objectives in the context of the abovementioned categories of corporate risk; • reviews and, where necessary, approves guidelines and policies governing the identification, assessment and management of the Company’s exposure to risk; • reviews and approves the delegations of financial authorities and any need to update these authorities; and • reviews compliance with agreed policies. 50

ASX PRINCIPLES AND RECOMMENDATIONS (cont.) The Committee recommends any actions it deems appropriate to the Board for its consideration. Management is responsible for designing, implementing and reporting on the adequacy of the Company’s risk management and internal control system and has to report to the Audit Committee on the effectiveness of: • the risk management and internal control system during the year; and • the Company’s management of its material business risks. Risk management group The Company’s risk management policies and the operation of the risk management and compliance system are managed by the Company’s risk management group which consists of senior executives and is chaired by the CFO. The Board receives reports from this group as to the effectiveness of the Company’s management of material risks that may impede or impact on the Company’s ability to meet its business objectives. Each of the Company’s business units report to the risk management group on the key business risks applicable to their respective areas. The review is undertaken by business unit management. The risk management group then consolidates the business unit reports and recommends any actions to the Board for its consideration. Corporate reporting In complying with recommendation 7.3, the CEO and CFO make the following annual certifications to the Board: • that the Company’s financial reports are complete and present a true and fair view, in all material respects, of the financial condition and operational results of the Company and the Group and are in accordance with relevant accounting standards; and • that the above statement is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board and that the Company’s risk management and internal compliance and control is operating efficiently and effectively in all material respects in relation to financial reporting risks. Principle 8: Remunerate fairly and responsibly All matters pertaining to remuneration of Company Directors and employees are overseen and managed by the Corporate Governance Committee (refer above). Committee members receive regular briefings from an external remuneration expert on recent developments on remuneration and related matters. Each member of the Senior Leadership Team signs a formal employment contract at the time of their appointment covering a range of matters including their duties, rights, responsibilities and any entitlements on termination. The standard contract refers to a specific formal job description. This job description is reviewed by the Corporate Governance Committee on an annual basis and, where necessary, is revised in consultation with the relevant employee. Further information on Directors’ and Executives’ remuneration, including principles used to determine remuneration, is set out in the Directors’ Report under the heading “Remuneration Report”. In accordance with Group policy, participants in equity-based remuneration plans are not permitted to enter into any transactions that would limit the economic risk of options or other unvested entitlements. The Committee also assumes responsibility for overseeing management succession planning, including the implementation of appropriate executive development programs and ensuring adequate arrangements are in place, so that appropriate candidates are recruited for later promotion to senior positions. GENETIC TECHNOLOGIES ANNUAL REPORT 2011 51

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME For the year ended 30 June Notes Consolidated 2011 2010 $ $ Revenue from continuing operations Genetic testing services 4,594,960 4,915,528 Less: cost of sales 4 (2,034,916) (2,722,975) Gross profit from continuing operations 2,560,044 2,192,553 Other revenue 5 13,680,741 3,739,747 Selling and marketing expenses 6 (3,018,947) (2,679,979) General and administrative expenses 6 (3,696,165) (3,196,488) Licensing, patent and legal costs 6 (4,097,323) (3,923,102) Laboratory and research and development costs 6 (4,380,866) (6,258,871) Finance costs (81,934) (100,422) Operating profit / (loss) before income tax expense 965,550 (10,226,562) Non-operating income and expenses 7 (85,771) 425,239 Profit / (loss) from continuing operations before income tax expense 879,779 (9,801,323) Net profit from discontinued operation 8 21,562 446,114 Profit / (loss) before income tax expense 901,341 (9,355,209) Income tax expense 10 - - Profit / (loss) for the year 901,341 (9,355,209) Other comprehensive income / (loss) Realised gain on sale of available-for-sale investments transferred from reserve - (170,000) Exchange gains / (losses) on translation of controlled foreign operations 22 (85,079) (8,623) Exchange gains / (losses) on translation of non-controlled foreign operations 24 (11,585) 3,404 Other comprehensive income / (loss) for the year, net of tax (96,664) (175,219) Total comprehensive profit / (loss) for the year 804,677 (9,530,428) Profit / (loss) for the year is attributable to: Owners of Genetic Technologies Limited 910,002 (9,343,766) Non-controlling interests (8,661) (11,443) Total profit / (loss) for the year 901,341 (9,355,209) Total comprehensive profit / (loss) for the year is attributable to: Owners of Genetic Technologies Limited 824,923 (9,522,389) Non-controlling interests (20,246) (8,039) Total comprehensive profit / (loss) for the year 804,677 (9,530,428) Earnings per share attributable to owners of the Company: Basic earnings per share (cents per share) 9 0.22 (2.46) Diluted earnings per share (cents per share) 9 0.22 (2.46) The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes. 52

CONSOLIDATED BALANCE SHEET As at 30 June Notes Consolidated 2011 2010 $ $ ASSETS Current assets Cash and cash equivalents 11 5,104,667 3,306,311 Trade and other receivables 12 674,369 754,657 Prepayments and other assets 13 473,659 369,535 Performance bond and deposits 14 2,649 71,658 Total current assets 6,255,344 4,502,161 Non-current assets Property, plant and equipment 15 947,500 1,977,826 Intangible assets and goodwill 16 1,719,510 1,799,585 Total non-current assets 2,667,010 3,777,411 Total assets 8,922,354 8,279,572 LIABILITIES Current liabilities Trade and other payables 17 1,115,028 1,195,673 Interest-bearing liabilities 18 67,878 382,640 Deferred revenue 19 163,546 194,441 Provisions 20 679,177 706,189 Total current liabilities 2,025,629 2,478,943 Non-current liabilities Provisions 20 82,730 82,933 Total non-current liabilities 82,730 82,933 Total liabilities 2,108,359 2,561,876 Net assets 6,813,995 5,717,696 EQUITY Contributed equity 21 72,378,105 72,378,105 Reserves 22 1,697,914 1,529,142 Accumulated losses 23 (67,464,026) (68,374,028) Parent entity interest 6,611,993 5,533,219 Minority interests 24 202,002 184,477 Total equity 6,813,995 5,717,696 The above consolidated balance sheet should be read in conjunction with the accompanying notes. GENETIC TECHNOLOGIES ANNUAL REPORT 2011 53

CONSOLIDATED STATEMENT OF CASH FLOWS For the year ended 30 June Notes Consolidated 2011 2010 $ $ Cash flows from / (used in) operating activities Receipts from customers 18,009,739 9,265,671 Payments to suppliers and employees (15,910,103) (14,150,281) Interest received 200,023 216,549 Interest paid (81,934) (42,128) Net cash flows from / (used in) operating activities in continuing operations 2,217,725 (4,710,189) Net cash flows from / (used in) operating activities in discontinued operations 15,554 407,309 Net cash flows from / (used in) operating activities 11 2,233,279 (4,302,880) Cash flows from / (used in) investing activities Proceeds from the sale of plant and equipment 144,708 4,977 Purchases of plant and equipment (139,678) (144,796) Proceeds from the sale of available-for-sale investments - 295,195 Purchase of assets associated with BREVAGen™ breast cancer risk test - (952,480) Purchase of non-coding patents - (242,379) Net cash flows from / (used in) investing activities 5,030 (1,039,483) Cash flows from / (used in) financing activities Repayment of hire purchase principal (314,762) (225,407) Net proceeds from the issue of shares - 1,011,650 Net cash flows from / (used in) financing activities (314,762) 786,243 Net increase / (decrease) in cash and cash equivalents 1,923,547 (4,556,120) Cash and cash equivalents at beginning of year 3,306,311 7,826,902 Net foreign exchange difference (125,191) 35,529 Cash and cash equivalents at end of year 11 5,104,667 3,306,311 The above consolidated statement of cash flows should be read in conjunction with the accompanying notes. 54

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to Members of Genetic Technologies Limited					
	Contributed equity	Reserves	Accumulated losses	Parent interests	Minority interests	Total equity
Consolidated	$	$	$	$	$	$
Balance at 30 June 2009	**71,285,663**	**1,701,899**	**(59,030,262)**	**13,957,300**	**154,745**	**14,112,045**
Total comprehensive loss	-	(178,623)	(9,343,766)	(9,522,389)	(8,039)	(9,530,428)
Transactions with owners in their capacity as owners						
Contributions of equity	1,092,442	-	-	1,092,442	-	1,092,442
Share-based payments	-	5,866	-	5,866	-	5,866
Share of issued capital	-	-	-	-	37,771	37,771
	1,092,442	5,866	-	1,098,308	37,771	1,136,079
Balance at 30 June 2010	**72,378,105**	**1,529,142**	**(68,374,028)**	**5,533,219**	**184,477**	**5,717,696**
Total comprehensive loss	-	(85,079)	910,002	824,923	(20,246)	804,677
Transactions with owners in their capacity as owners						
Share-based payments	-	253,851	-	253,851	-	253,851
Share of issued capital	-	-	-	-	37,771	37,771
	-	253,851	-	253,851	37,771	291,622
Balance at 30 June 2011	**72,378,105**	**1,697,914**	**(67,464,026)**	**6,611,993**	**202,002**	**6,813,995**

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

55

GENETIC TECHNOLOGIES ANNUAL REPORT 2011

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2011 1. CORPORATE INFORMATION The Financial Report of Genetic Technologies Limited (the “Company”) for the year ended 30 June 2011 was authorised for issue in accordance with a resolution of the Directors dated 24 August 2011. Genetic Technologies Limited is incorporated in Australia and is a company limited by shares. The Company’s ordinary shares are publicly traded on the Australian Securities Exchange under the symbol GTG and, via Level II American Depositary Receipts, on the NASDAQ Capital Market under the ticker GENE. The nature of the Group’s activities and operations during the year ended 30 June 2011 are disclosed in the Directors’ Report. 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (a) Basis of preparation This general purpose Financial Report has been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001. Compliance with IFRS The Financial Report complies with Australian Accounting Standards as issued by the Australian Accounting Standards Board and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Historical cost convention These financial statements have been prepared under the historical cost convention, as modified by the measurement of the available-for-sale investments at fair value. Critical accounting estimates The preparation of financial statements requires the use of certain critical accounting estimates. It also requires Management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are critical to the financial statements, are disclosed in Note 3. (b) New accounting standards and interpretations In respect of the year ended 30 June 2011, the Group has assessed all new accounting standards mandatory for adoption during the current year, noting no new standards which would have a material affect on the disclosure in these financial statements. There has been no affect on the profit and loss or the financial position of the Group. Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2011 reporting periods. The Group’s and the parent entity’s assessment of the impact of these new standards and interpretations is set out below. • AASB 9 Financial Instruments, AASB 2009-11 Amendments to Australian Accounting Standards arising from AASB 9 and AASB 2010-7 Amendments to Australian Accounting Standards arising from AASB 9 (December 2010) (effective from 1 January 2013) AASB 9 Financial Instruments addresses the classification, measurement and derecognition of financial assets and financial liabilities. The standard is not applicable until 1 January 2013 but is available for early adoption. When adopted, the standard will affect the Group’s accounting for its available-for-sale financial assets, since AASB 9 only permits the recognition of fair value gains and losses in other comprehensive income if they relate to equity investments that are not held for trading. Fair value gains and losses on available-for-sale debt investments will therefore have to be recognised directly in profit or loss. There will be no impact on the Group’s accounting for financial liabilities, as the new requirements only affect the accounting for financial liabilities that are designated at fair value through profit or loss and the group does not have any such liabilities. The derecognition rules have been transferred from AASB 139 Financial Instruments: Recognition and Measurement and have not been changed. The Group has not yet decided when to adopt AASB 9. 56

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.) • Revised AASB 124 Related Party Disclosures and AASB 2009-12 Amendments to Australian Accounting Standards (effective from 1 January 2011) In December 2009, the AASB issued a revised AASB 124 Related Party Disclosures. It is effective for accounting periods beginning on or after 1 January 2011 and must be applied retrospectively. The amendment clarifies and simplifies the definition of a related party and removes the requirement for government-related entities to disclose details of all transactions with the government and other government-related entities. The Group will apply the amended standard from 1 July 2011. When the amendments are applied, the Group will need to disclose any transactions between its subsidiaries and its associates. However, there will be no impact on any of the amounts recognised in the financial statements. • AASB 2009-14 Amendments to Australian Interpretation – Prepayments of a Minimum Funding Requirement (effective from 1 January 2011) In December 2009, the AASB made an amendment to Interpretation 14 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction. The amendment removes an unintended consequence of the interpretation related to voluntary prepayments when there is a minimum funding requirement in regard to the entity’s defined benefit scheme. It permits entities to recognise an asset for a prepayment of contributions made to cover minimum funding requirements. The Group does not make any such prepayments. The amendment is therefore not expected to have any impact on the Group’s financial statements. The Group intends to apply the amendment from 1 July 2011. • AASB 1053 Application of Tiers of Australian Accounting Standards and AASB 2010-2 Amendments to Australian Accounting Standards arising from Reduced Disclosure Requirements (effective from 1 July 2013) On 30 June 2010, the AASB officially introduced a revised differential reporting framework in Australia. Under this framework, a two-tier differential reporting regime applies to all entities that prepare general purpose financial statements. Genetic Technologies Limited is listed on the ASX and is not eligible to adopt the new Australian Accounting Standards – Reduced Disclosure Requirements. The two standards will therefore have no impact on the financial statements of the entity. • AASB 2010-6 Amendments to Australian Accounting Standards – Disclosures on Transfers of Financial Assets (effective for annual reporting periods beginning on or after 1 July 2011) Amendments made to AASB 7 Financial Instruments: Disclosures in November 2010 introduce additional disclosures in respect of risk exposures arising from transferred financial assets. The amendments will particularly affect entities that sell, factor, securitise, lend or otherwise transfer financial assets to other parties. They are not expected to have any significant impact on the Group’s disclosures. The Group intends to apply the amendment from 1 July 2011. • AASB 2010-8 Amendments to Australian Accounting Standards – Deferred Tax: Recovery of Underlying Assets (effective from 1 January 2012) In December 2010, the AASB amended AASB 112 Income Taxes to provide a practical approach for measuring deferred tax liabilities and deferred tax assets when investment property is measured using the fair value model. AASB 112 requires the measurement of deferred tax assets or liabilities to reflect the tax consequences that would follow from the way management expects to recover or settle the carrying amount of the relevant assets or liabilities, that is through use or through sale. The amendment introduces a rebuttable presumption that investment property which is measured at fair value is recovered entirely by sale. The Group will apply the amendment from 1 July 2012 and is currently evaluating the impact of the amendment. (c) Basis of consolidation The consolidated financial statements comprise the financial statements of Genetic Technologies Limited and its subsidiaries (collectively the “Group”). The financial statements of subsidiaries are prepared for the same reporting period as the parent, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist. All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered. Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. Where there is loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting period during which Genetic Technologies Limited has control. Minority interests represent the interests not held by the Group in Gtech International Resources Limited, ImmunAid Pty. Ltd. and AgGenomics Pty. Ltd. (refer Note 31). GENETIC TECHNOLOGIES ANNUAL REPORT 2011 57

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2011 (cont.) 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.) (d) Foreign currency translation Both the functional and presentation currency of Genetic Technologies Limited and its Australian subsidiaries is the Australian dollar (AUD). Transactions in foreign currencies are initially recorded in the functional currency at the exchange rates ruling at the date of the transaction. Monetary assets and liabilities which are denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. All differences are taken to the statement of comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate ruling at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates ruling at the date when the fair value was determined. The functional currencies of the Company’s five overseas subsidiaries are as follows: • Gtech International Resources Limited: Canadian dollars (CAD) • Genetic Technologies (Beijing) Limited: Chinese yuan (CNY) • GeneType AG: Swiss francs (CHF) • GeneType Corporation: United States dollars (USD) • Phenogen Sciences Inc.: United States dollars (USD) As at the reporting date, the assets and liabilities of these overseas subsidiaries are translated into the presentation currency of Genetic Technologies Limited at the rate of exchange ruling at the balance sheet date and the statement of comprehensive income is translated at the weighted average exchange rates for the period. The exchange differences arising on the retranslation are taken directly to a separate component of equity. On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the statement of comprehensive income. (e) Fair value estimation The fair value of financial instruments that are not traded in an active market (for example, non-listed equity securities classified as available-for-sale investments) is determined using valuation techniques, including the last price at which shares were issued to third parties, where amounts are reliably measured. The Group uses various methods and makes assumptions that are based on market conditions existing at each balance date. Information including quoted market prices and details of recent capital raisings is used to determine fair value for these remaining financial instruments. In cases where fair value cannot be reliably determined, available-for-sale investments are measured at approximate market value. The carrying values less impairment provisions of trade receivables are assumed to approximate their fair values due to their shortterm nature. (f) Segment reporting Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing the performance of the operating segments, has been identified as the Chief Executive Officer. (g) Earnings per share Basic EPS is calculated as the net profit attributable to members divided by the weighted average number of ordinary shares. (h) Parent entity financial information The financial information for the parent entity, Genetic Technologies Limited, as disclosed in Note 33, has been prepared on the same basis as the consolidated financial statements, except as set out below: Investments in, and loans to, subsidiaries Investments in subsidiaries are accounted for at cost in the financial statements of Genetic Technologies Limited. Loans to subsidiaries are written down to their recoverable value as at balance date. Financial guarantees As at balance date, the parent entity had agreed to fund by way of loan all of the operating expenses of ImmunAid Pty. Ltd. (a subsidiary) up to, and including, 30 September 2011 and that it would not seek repayment of the loan during that period. 58

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.) (i) Revenue recognition Revenues are recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenues can be reliably measured. Revenues are recognised at the fair value of the consideration received or receivable net of the amounts of Goods and Services Tax (GST). The following specific recognition criteria must also be met before revenue is recognised: License fees received License fee income is recorded on the execution of a binding agreement where the Group has no future obligations, income is fixed and determinable, and collection is reasonably assured. The Group does not grant refunds to its customers. Refer also to Note 2(z). Rendering of services Revenues from the rendering of services are recognised when the services are provided and the fee for the services provided is recoverable. Service arrangements are of short duration (in most cases less than three months). Royalties and annuities received The Company licenses the use of its patented genetic technologies. Royalties and annuities arising from these licenses are recognised when earned in accordance with the substance of the agreement, in cases where no future performance is required by the Company and collection is reasonably assured. Interest received Revenue is recognised as the interest accrues using the effective interest method. Interest charged on loans to related parties is charged on commercial and arm’s-length terms and conditions. Research and development grants received The Company receives non-refundable non-Government grants that assist it to fund specific research and development projects. These grants generally provide for the reimbursement of approved costs incurred as defined in the various agreements. (j) Share-based payment transactions The Group provides benefits to Group employees in the form of share-based payment transactions, whereby employees render services and receive rights over shares (“equity-settled transactions”). There is currently an Employee Option Plan in place to provide these benefits to executives and employees and the cost of these transactions is measured by reference to the fair value at the date they are granted. The fair value of options granted is determined by Cape Leveque Securities Pty. Ltd., an independent valuer, using a Black-Scholes option pricing model. Cape Leveque Securities Pty. Ltd. has consented to having its name included in this Report. In valuing equity-settled transactions, no account is taken of any non-market performance conditions. The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the relevant vesting conditions are fulfilled, ending on the date that the relevant employees become fully entitled to the award (“vesting date”). The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired; and (ii) the number of awards that, in the opinion of the Directors of the Group, will ultimately vest. This opinion is formed based on the best information available at balance date. No expense is recognised for any awards that do not ultimately vest. Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as measured at the date of modification. Where appropriate, the dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share. The Company’s policy is to treat the share options of terminated employees as forfeitures. (k) Finance costs Finance costs are recognised as an expense when incurred. GENETIC TECHNOLOGIES ANNUAL REPORT 2011 59

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2011 (cont.) 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.) (l) Income tax The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and unused tax losses. Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled. Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses. Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future. Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously. Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity. Current and deferred tax is recognised in profit or loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively. Tax consolidation legislation Genetic Technologies Limited and its wholly-owned Australian-resident subsidiaries have implemented the tax consolidation legislation. The head entity, Genetic Technologies Limited, and the subsidiaries in the tax consolidated group account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand alone taxpayer in its own right. In addition to its own current and deferred tax amounts, Genetic Technologies Limited also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from subsidiaries in the tax consolidated group. Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as amounts receivable from or payable to other entities in the Group. Details about the tax funding agreement are disclosed in Note 10. Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreements are recognised as a contribution to (or distribution from) wholly-owned tax subsidiaries. (m) Withholding tax The Group generates revenues from the granting of licenses to parties resident in overseas countries. Such revenues may, in certain circumstances, be subject to the deduction of local withholding tax. (n) Other taxes Revenues, expenses and assets are recognised net of the amount of Goods and Services Tax (GST) except where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet. Cash flows are included in the cash flow statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows. 60

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.) (o) Cash and cash equivalents Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less. For the purposes of the cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above. Cash at bank earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made for varying periods of between one day and six months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates. (p) Trade and other receivables Trade receivables, which are non-interest bearing and generally have terms of between 30 to 90 days, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts. An allowance for doubtful debts is made when there is objective evidence that a receivable is impaired. Such evidence includes an assessment of the debtor’s ability and willingness to pay the amount due. The amount of the allowance/impairment loss is measured as the difference between the carrying amount of the trade receivables and the estimated future cash flows expected to be received from the relevant debtors. Details regarding interest rate and credit risk of current receivables are disclosed in Note 34. (q) Inventories Inventories principally comprise laboratory and other supplies and are valued at the lower of cost and net realisable value. Inventory costs are recognised as the purchase price of items from suppliers plus freight inwards and any applicable landing charges. Costs are assigned on the basis of weighted average costs. (r) Restricted security deposits Restricted security deposits include cash deposits held as security for the performance of certain contractual obligations. (s) Investments and other financial assets All investments are initially recognised at cost, being the fair value of the consideration given plus directly attributable transaction costs. After initial recognition, investments in subsidiaries are carried at cost, less any impairment disclosed in the separate financial statements of Genetic Technologies Limited. Other investments, which are classified as available-for-sale, are measured at fair value if this can reliably be determined or at cost where fair value cannot be reliably determined. Gains or losses on available-for-sale investments are recognised as a separate component of equity until the investment is sold, or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the statement of comprehensive income. Available-for-sale investments Available-for-sale investments consist of investments in ordinary shares which have no fixed maturity date or coupon rate. After initial recognition, available-for-sale securities are measured at fair value with gains or losses being recognised as a separate component of equity until such time as the investment is either derecognised or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is recognised in profit or loss. The fair values of investments that are actively traded in organised financial markets are determined by reference to the quoted market bid prices applicable as at the close of business on the balance sheet date. The fair value of unlisted available-for-sale investments has been estimated using valuation techniques based on assumptions that are not supported by observable market prices or rates. Management believes the estimated fair values (where reliably measured) resulting from the valuation techniques and recorded in the balance sheet are reasonable and the most appropriate at the balance sheet date. Any related changes in fair values are directly recorded in equity. Available-for-sale investments are measured at approximate market value, where fair value cannot be reliably determined. (t) Property, plant and equipment Plant and equipment is stated at cost less accumulated depreciation and any impairment in value. Depreciation is calculated on either a straight-line or diminishing value basis over the estimated useful life of the respective asset as follows: • Laboratory / veterinary equipment: 3 to 5 years • Computer equipment: 2 to 5 years • Office equipment: 2 to 5 years • Equipment under hire purchase: 3 years • Leasehold improvements: lease term, being between 4 and 10 years Costs relating to day-to-day servicing of any item of property, plant and equipment, which may include the cost of small parts, are recognised in profit or loss as incurred. The cost of replacing larger parts of some items of property, plant and equipment are capitalised when incurred and depreciated over the period until their next scheduled replacement. GENETIC TECHNOLOGIES ANNUAL REPORT 2011 61

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2011 (cont.) 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.) (u) Intangible assets Patents Patents held by the Group are used in the licensing, testing and research areas and are carried at cost and amortised on a straightline basis over their useful lives, being from 5 to 10 years. External costs incurred in filing and protecting patent applications, for which no future benefit is reasonably assured, are expensed as incurred. Research and development costs Costs relating to research and development activities are expensed as incurred. An intangible asset arising from development expenditure on an internal project is recognised only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development. To date, all development costs have been expensed as incurred as their recoverability cannot be regarded as assured. (v) Goodwill Goodwill on acquisition is initially measured at cost, being the excess of the cost of the business combination over the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. Following its initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is not amortised. Goodwill is reviewed for impairment at each reporting date, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised. Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit retained. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated represents the lowest level within the Group at which the goodwill is monitored for internal management purposes and is not larger than an operating segment in accordance with IFRS 8 (AASB 8) Operating Segments. (w) Impairment of assets (other than goodwill) The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, the Group makes an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset’s value-in-use cannot be estimated to be close to its fair value. In such cases, the asset is tested for impairment as part of the cash-generating unit to which it belongs. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses relating to operations are recognised in those expense categories consistent with the function of the impaired asset unless the asset is carried at its revalued amount (in which case the impairment loss is treated as a revaluation decrease). An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised. If so, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in profit or loss unless it reverses a decrement previously charged to equity, in which case the reversal is treated as a revaluation increase. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life. 62

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.) (x) Trade and other payables Trade payables and other payables are carried at amortised cost and represent future liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services. Trade payables and other payables generally have terms of between 30 and 60 days. (y) Leases and hire purchase agreements Finance leases and hire purchase agreements, which transfer to the Group substantially all the risks and benefits incidental to ownership of the financed item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease and hire purchase payments are apportioned between finance charges and a reduction of the associated liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised as an expense in profit or loss. Capitalised leased assets and assets under hire purchase are depreciated over the shorter of the estimated useful life of the asset or the term of the agreement. Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognised as an expense in the statement of comprehensive income on a straight-line basis over the lease term. (z) Deferred revenue License revenues and annuities License revenues received in respect of future accounting periods are deferred until the Company has fulfilled its obligations under the terms of the agreement. Where deferred revenue relates to a license agreement with a specific term but the Company has no future performance obligations, the revenue is recognised on a straight-line accruals basis over the term in accordance with the substance of the agreements. Where revenue has been deferred because the Company has future performance obligations, revenue is recognised as the Company’s performance obligations are satisfied. Where a licence agreement provides for the payment of regular annuities to the Company and the licensee has the right to terminate the agreement prior to the payment of those annuities with no penalty, the Company does not recognise revenue until such time as the associated cash payments are received, as it is not considered probable that the benefits of the transaction will flow to the Company until the cash collection is made. Where such annuities are paid in advance, the revenue is allocated on a pro-rata basis with the balance being reflected in the balance sheet as a deferred revenue liability. Genetic testing and reproductive services revenues The Company operates facilities which provide genetic testing and reproductive services. The Company recognises revenue from the provision of these services when the services have been completed. Fees received in advance of the testing process or reproductive service are deferred until such time as the Company completes its performance obligations. Grant revenues Grants are recognised when there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate. When the grant relates to an asset, the fair value is credited to a deferred income account and is released to the statement of comprehensive income over the expected useful life of the relevant asset by equal annual instalments. (aa) Provisions Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the statement of comprehensive income net of any reimbursement. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost. GENETIC TECHNOLOGIES ANNUAL REPORT 2011 63

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2011 (cont.) 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.) (ab) Employee benefits Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave and long service leave. Liabilities arising in respect of wages and salaries, annual leave and any other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. All other employee benefit liabilities are measured at the present value of the estimated future cash outflows to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Expenses for non-accumulating sick leave are recognised when the leave is taken during the year and are measured at rates paid or payable. In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used. Employee benefits expenses and revenues arising in respect of wages and salaries, non-monetary benefits, annual leave, long service leave and other leave benefits and other types of employee benefits are recognised against profits on a net basis in their respective categories. (ac) Contributed equity Issued and paid up capital is recognised at the fair value of the consideration received by the Company. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a deduction, net of tax, of the share proceeds received. The Company has a share-based payment option plan under which options to subscribe for the Company’s shares have been granted to certain executives and other employees (refer Note 28). (ad) Reclassifications Certain reclassifications have been made in the financial statements to ensure that prior year comparatives conform to current year presentations. (ae) Business combinations The acquisition method of accounting is used to account for all business combinations, including business combinations involving entities or businesses under common control, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred also includes the fair value of any contingent consideration arrangement and the fair value of any pre-existing equity interest in the subsidiary. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets. The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Group’s share of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired and the measurement of all amounts has been reviewed, the difference is recognised directly in profit or loss as a bargain purchase. Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions. 64

3. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS Estimates and judgements are evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the Company and that are believed to be reasonable under the circumstances. (a) Critical accounting estimates and assumptions The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying value of certain assets and liabilities within the next annual reporting period are set out below. Impairment of intangible assets and goodwill The Group determines whether intangible assets with indefinite useful lives, including goodwill, are impaired on at least a bi-annual basis, in accordance with the accounting policies stated in Notes 2(v) and 2(w). This process requires an estimation to be made of the recoverable amount of the cash-generating units to which the respective assets are allocated. Income and withholding taxes The Group is subject to income and withholding taxes in both Australia and jurisdictions where it has foreign operations. Significant judgement is required in determining the worldwide provision for income and withholding taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current, deferred and withholding tax provisions in the period in which such determination is made (refer Notes 2(l), 2(m) and 2(n)). In addition, the Group has considered the recognition of deferred tax assets relating to carried forward tax losses to the extent there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same subsidiary against which the unused tax losses can be utilised. However, utilisation of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped. Share-based payments transactions The Group measures the cost of equity-settled transactions with employees by reference to the value of the equity instruments at the date on which they are granted. The fair value is determined by an independent valuer using a Black-Scholes options pricing model. Useful lives of assets The estimation of the useful lives of assets has been based on historical experience as well as lease terms (for leased equipment) and patent terms (for patents). In addition, the condition of the assets is assessed at least annually and considered against the remaining useful life and adjustments to useful lives are made when considered necessary. (b) Critical judgements in applying the entity’s accounting policies Research and development costs An intangible asset arising from development expenditure on an internal project is recognised only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development. To date, all development costs have been expensed as incurred as their recoverability cannot be regarded as assured. In addition to the costs incurred by the Company’s research and development group, costs of clinical and other trials are also included. The costs of research and development are expensed in full in the period in which they are incurred. The Group will only capitalise its development expenses when the specific milestones are met and when the Group is able to demonstrate that future economic benefits are probable. GENETIC TECHNOLOGIES ANNUAL REPORT 2011 65

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2011 (cont.) Consolidated 2011 2010 $ $ 4. COST OF SALES Inventories used 860,078 982,481 Direct labour costs 782,875 1,054,569 Depreciation expense 252,090 450,234 Inventories written off 139,873 235,691 Total cost of sales 2,034,916 2,722,975 5. OTHER REVENUE License fees received 12,315,060 2,058,303 Royalties and annuities received 1,365,681 1,681,444 Total other revenue 13,680,741 3,739,747 6. OTHER EXPENSES Amortisation of intangible assets 77,575 2,821,002 Depreciation of fixed assets 287,205 435,094 Employee benefits expenses 5,435,053 5,945,605 Net impairment of plant and equipment 268,264 493,061 Net impairment of other assets 741 1,293,472 7. NON-OPERATING INCOME AND EXPENSES Interest received 200,023 211,431 Net loss on disposal of plant and equipment (217,737) (6,904) Net foreign exchange gains / (losses) (68,057) 10,517 Net profit on disposal of available-for-sale investments - 210,195 Total non-operating income and expenses (85,771) 425,239 8. NET PROFIT FROM DISCONTINUED OPERATION Revenue from reproductive services 66,054 890,030 Less: cost of sales (44,492) (443,916) Total net profit from discontinued operation 21,562 446,114 During the 2010 financial year, the Company’s reproductive services business was terminated following a decision to realign the business and to focus on the provision of animal genetic tests, rather than the services that were acquired as part of the acquisition of the Frozen Puppies business in 2008. As a result, Frozen Puppies Dot Com Pty. Ltd. was deregistered on 1 June 2011. 9. PROFIT / (LOSS) PER SHARE The following reflects the income and share data used in the calculations of basic and diluted profit / (loss) per share: 2011 2010 $ $ Profit / (loss) for the year attributable to the owners of Genetic Technologies Limited 910,002 (9,343,766) Weighted average number of ordinary shares used in calculating loss per share 404,605,152 380,965,204 None of the 19,650,000 (2010: 3,300,000) options outstanding as at the reporting date are considered to be dilutive for the purposes of calculating diluted earnings per share and have therefore been excluded from the weighted average number of shares. 66

Consolidated 2011 2010 $ $ 10. INCOME TAX Reconciliation of income tax expense to prima facie tax payable Profit / (loss) before income tax expense 901,341 (9,355,209) Tax at the Australian tax rate of 30% (2010: 30%) 270,402 (2,806,563) Tax effect amounts which are not deductible / (taxable) in calculating taxable income Net impairment losses and other write-downs 80,701 535,960 Share-based payments expense 76,155 1,760 Research and development expenses (312,438) (445,951) Withholding tax expense 18,000 19,165 Other non-deductible items 2,930 3,330 135,750 (2,692,299) Tax effect of adjustments relating to temporary differences Amortisation and depreciation expenses 185,061 1,111,899 Net movements in provisions (8,164) 386,783 Settlement proceeds from Applera Corporation (157,911) (183,426) Tax losses utilised (154,736) - Tax losses not recognised - 1,377,043 Income tax expense - - Income tax expense Current tax - - Deferred tax - - Aggregate income tax expense - - Deferred tax assets Deferred revenue 49,064 58,332 Applera settlement 581,510 739,421 Intangible assets 515,853 927,311 Doubtful debts 17,010 30,750 Provisions 228,572 236,737 Total deferred tax assets 1,392,009 1,992,551 Deferred tax assets on temporary differences not brought to account (1,392,009) (1,992,551) Total net deferred tax assets - - Tax losses Unused tax losses for which no deferred tax asset has been recognised 31,690,991 32,206,778 Potential tax benefit @ 30% 9,507,297 9,662,033 Subject to the Group continuing to meet relevant statutory tests, the tax losses are available for offset against future taxable income. As at balance date, there are unconfirmed tax losses with a benefit of approximately $9,507,297 (2010: $9,662,033) that have not been recognised as a deferred tax asset to the Group. These unrecognised deferred tax assets will only be obtained if: (a) The Group companies derive future assessable income of a nature and amount sufficient to enable the benefits to be realised; (b) The Group companies continue to comply with the conditions for deductibility imposed by the law; and (c) No changes in tax legislation adversely affect the Group companies from realising the benefit. GENETIC TECHNOLOGIES ANNUAL REPORT 2011 67

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2011 (cont.) 10. INCOME TAX (cont.) Tax consolidation legislation Genetic Technologies Limited and its wholly-owned Australian subsidiaries implemented the tax consolidation legislation as from 1 July 2003. The accounting policy in relation to this legislation is set out in Note 2(l). The entities in the tax consolidated group have entered into a Tax Sharing Agreement which, in the opinion of the Directors, limits the joint and several liabilities of the wholly-owned entities in the case of a default by the head entity, Genetic Technologies Limited. The entities have also entered into a Tax Funding Agreement under which the wholly-owned entities fully compensate Genetic Technologies Limited for any current tax payable assumed and are compensated by Genetic Technologies Limited for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to Genetic Technologies Limited under the tax consolidation legislation. The funding amounts are determined by reference to the amounts recognised in the respective subsidiaries’ financial statements. The amounts receivable or payable under the Tax Funding Agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year. As at 30 June 2011, there are no unrecognised temporary differences associated with the Group’s investments in subsidiaries, as the Group has no liability for additional taxation should unremitted earnings be remitted (2010: $nil). Consolidated 2011 2010 $ $ 11. CASH AND CASH EQUIVALENTS Reconciliation of cash and cash equivalents Cash at bank and on hand 1,985,257 1,773,152 Short-term deposits 3,119,410 1,533,159 Total cash and cash equivalents 5,104,667 3,306,311 Note: As at 30 June 2011, cash amounting to $80,911 was held on deposit as security for the Group’s hire purchase obligations (2010: $418,733) (refer Note 27). Reconciliation of profit / (loss) for the year Reconciliation of profit / (loss) for the year after income tax to net cash flows from / (used in) operating activities is as follows: Profit / (loss) for the year 901,341 (9,355,209) Adjust for non-cash items Amortisation and depreciation expenses 616,870 3,706,330 Share-based payments expense 253,851 5,866 Net impairment losses and other write-downs 269,005 1,786,533 Net loss on disposal of plant and equipment 217,737 6,904 Net foreign exchange losses / (gains) 68,057 (10,517) Net profit on disposal of available-for-sale investments - (210,195) Adjust for changes in assets and liabilities (Increase) / decrease in trade and other receivables 80,288 1,074,582 (Increase) / decrease in prepayments / other assets (104,124) 77,290 (Increase) / decrease in other financial assets 69,009 (71,458) Increase / (decrease) in trade and other payables (80,645) (962,884) Increase / (decrease) in deferred revenue (30,895) (34,567) Increase / (decrease) in provisions (27,215) (315,555) Net cash flows from / (used in) operating activities 2,233,279 (4,302,880) Non-cash activities During the financial year, the Group acquired plant and equipment with an aggregate fair value of $nil (2010: $213,275) by means of hire purchase agreements. 68

Consolidated 2011 2010 $ $ 11. CASH AND CASH EQUIVALENTS (cont.) Financing facilities available As at 30 June 2011, the following financing facilities had been negotiated and were available: Total facilities Hire purchase facility 2,500,000 2,500,000 Credit cards 145,000 147,000 Facilities used as at reporting date Hire purchase facility (refer note below) (67,878) (382,640) Credit cards (18,786) (29,123) Facilities unused as at reporting date Hire purchase facility 2,432,122 2,117,360 Credit cards 126,214 117,877 Hire purchase facility As at 30 June 2011, the Company had breached one of the covenants of the Master Asset Finance Facility which governs the hire purchase agreements. Subsequent to balance date, National Australia Bank Limited provided the Company with a letter waiving its right to take any further action in respect of the breach. As a result of the breach, however, all liabilities in respect of the hire purchase agreements as at 30 June 2011 have been classified as current liabilities in the balance sheet. Consolidated 2011 2010 $ $ 12. TRADE AND OTHER RECEIVABLES (CURRENT) Trade receivables 718,070 833,243 Less: provision for doubtful debts (56,700) (102,500) Net trade receivables 661,370 730,743 Other receivables 12,999 23,914 Total current net trade and other receivables 674,369 754,657 Notes: Trade and other receivables for the Group include amounts due in US dollars of USD 113,276 (2010: USD 119,677), European Euros of EUR 90,105 (2010: EUR 90,000), Chinese yuan of CNY nil (2010: CNY 56,259) and Swiss francs of CHF nil (2010: CHF 550). Refer Note 34 for details of aging, interest rate and credit risks applicable to trade and other receivables for which, due to their short-term nature, their carrying value approximates their fair value. 13. PREPAYMENTS AND OTHER ASSETS (CURRENT) Prepayments 191,047 113,568 Inventories at the lower of cost and net realisable value 282,612 255,967 Total current prepayments and other assets 473,659 369,535 14. PERFORMANCE BOND AND DEPOSITS (CURRENT) Performance bond 2,449 71,235 Other deposits 200 423 Total current performance bond and deposits 2,649 71,658 GENETIC TECHNOLOGIES ANNUAL REPORT 2011 69

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2011 (cont.) Consolidated 2011 2010 $ $ 15. PROPERTY, PLANT AND EQUIPMENT Laboratory / veterinary equipment, at cost 4,301,671 5,800,013 Less: accumulated depreciation (2,822,791) (3,804,498) Less: impairment loss (751,325) (448,527) Net laboratory / veterinary equipment 727,555 1,546,988 Computer equipment, at cost 615,420 697,641 Less: accumulated depreciation (519,625) (636,022) Net computer equipment 95,795 61,619 Office equipment, at cost 211,065 199,741 Less: accumulated depreciation (145,205) (144,925) Less: impairment loss - (10,613) Net office equipment 65,860 44,203 Equipment under hire purchase, at cost 1,282,389 2,017,271 Less: accumulated depreciation (1,228,071) (1,690,651) Less: impairment loss (10,000) (31,087) Net equipment under hire purchase 44,318 295,533 Leasehold improvements, at cost 108,212 114,665 Less: accumulated depreciation (94,240) (82,348) Less: impairment loss - (2,834) Net leasehold improvements 13,972 29,483 Total net property, plant and equipment 947,500 1,977,826 Reconciliation of property, plant and equipment Opening gross carrying amount 8,829,331 8,647,873 Add: additions purchased during the year 369,809 358,071 Less: disposals made during the year (2,680,383) (176,613) Closing gross carrying amount 6,518,757 8,829,331 Opening accumulated depreciation (6,851,505) (5,637,848) Add: disposals made during the year 2,087,807 164,732 Less: depreciation expense charged (539,295) (885,328) Less: impairment losses (268,264) (493,061) Closing accumulated depreciation (5,571,257) (6,851,505) Total net property, plant and equipment 947,500 1,977,826 70

15. PROPERTY, PLANT AND EQUIPMENT (cont.)

Reconciliation of movements in property, plant and equipment by asset category

	Opening net carrying amount	Additions during year	Net disposals during year	Depreciation expense and impairment loss	Closing net carrying amount
	$	$	$	$	$
Laboratory / veterinary equipment	1,546,988	231,708	(459,942)	(591,199)	**727,555**
Computer equipment	61,619	86,109	(4,668)	(47,265)	**95,795**
Office equipment	44,203	45,480	(16,292)	(7,531)	**65,860**
Equipment under hire purchase	295,533	-	(103,693)	(147,522)	**44,318**
Leasehold improvements	29,483	6,512	(7,981)	(14,042)	**13,972**
Totals	1,977,826	369,809	(592,576)	(807,559)	**947,500**

Impairment loss

The total plant and equipment impairment loss for the 2011 financial year was $268,264 (2010: $493,061). This loss comprised items of equipment acquired under the Supply Agreement with Applera Corporation ($373,677) ("Applera"), offset by write-backs of items of equipment associated with the Company's reproductive services business ($105,413).

The impairment charges relating to the equipment acquired under the Supply Agreement with Applera arose following an exchange of surplus laboratory equipment with an Australian-based subsidiary of Applera.

As at balance date, the Company believes that the carrying values of the remaining items of plant and equipment of $947,500 is appropriate.

16. INTANGIBLE ASSETS AND GOODWILL

	Consolidated	
	2011	2010
	$	$
Patents		
Patents, at cost	**36,538,523**	36,417,619
Less: accumulated amortisation	**(32,639,674)**	(32,441,195)
Less: impairment losses	**(3,528,000)**	(3,528,000)
Total net patents	**370,849**	448,424
Other intangible assets		
Assets associated with BREVAGen™ breast cancer risk test, at cost	**1,033,273**	1,033,273
Total net other intangible assets	**1,033,273**	1,033,273
Goodwill		
Goodwill, at cost	**358,012**	1,625,115
Less: accumulated amortisation	**(42,624)**	(42,624)
Less: impairment losses	**-**	(1,264,603)
Total net goodwill	**315,388**	317,888
Total net intangible assets and goodwill	**1,719,510**	1,799,585

71

GENETIC TECHNOLOGIES ANNUAL REPORT 2011

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2011 (cont.) Consolidated 2011 2010 $ $ 16. INTANGIBLE ASSETS AND GOODWILL (cont.) Reconciliation of patents Opening gross carrying amount 36,417,619 36,319,304 Add: additions purchased during the year (refer note) - 242,379 Adjust for exchange rate movements 120,904 (144,064) Closing gross carrying amount 36,538,523 36,417,619 Opening accumulated amortisation and impairment losses (35,969,195) (33,292,255) Add: amortisation expense charged (77,575) (2,821,004) Adjust for exchange rate movements (120,904) 144,064 Closing accumulated amortisation and impairment losses (36,167,674) (35,969,195) Total net patents 370,849 448,424 Reconciliation of other intangible assets Opening gross carrying amount 1,033,273 - Add: acquisition of BREVAGen™ breast cancer risk test (refer note) - 1,033,273 Total net other intangible assets 1,033,273 1,033,273 Reconciliation of goodwill Opening gross carrying amount 1,625,115 1,625,115 Less: goodwill written off (1,267,103) - Closing gross carrying amount 358,012 1,625,115 Opening accumulated amortisation and impairment losses (1,307,227) (42,624) Add: goodwill written off 1,264,603 - Less: impairment losses - (1,264,603) Closing accumulated amortisation and impairment losses (42,624) (1,307,227) Total net goodwill 315,388 317,888 Acquisition of BREVAGen™ breast cancer risk test On 14 April 2010, the Company acquired various intangible assets from California-based Perlegen Sciences Inc. (“Perlegen”), the majority of which relate to a proprietary genetic breast cancer risk test called BREVAGen™. The carrying value of the assets acquired from Perlegen, which also equates to cost, is dissected as follows: $ Intangible assets related to the BREVAGen™ test 1,033,273 Non-coding patents 242,379 Total value of assets acquired from Perlegen 1,275,652 In assessing the correct accounting treatment for the acquisition of the BREVAGen™ assets, consideration was given to the factors for determining a business combination in accordance with IFRS 3R. As the BREVAGen™ assets were acquired in an arm’s-length transaction and the forecast revenues from the sale of the BREVAGen™ test demonstrate the likely use of the assets, there is no indication of impairment as at 30 June 2011. Certain royalties, representing a fixed percentage of future sales of the BREVAGen™ test, will be payable by the Company to Perlegen and other parties. 72

Consolidated 2011 2010 $ $ 17. TRADE AND OTHER PAYABLES (CURRENT) Trade payables 653,046 680,377 Other payables 301,018 228,899 Accrued expenses 160,964 286,397 Total current trade and other payables 1,115,028 1,195,673 Notes: Trade payables and other payables for the Group include amounts due in US dollars of USD 217,168 (2010: USD 97,957), Chinese yuan of CNY 68,158 (2010: CNY 50,508), Canadian dollars of CAD 22,539 (2010: CAD 9,326), European euros of EUR 17,250 (2010: EUR 45,187), Swiss francs of CHF 3,290 (2010: CHF 3,190), New Zealand dollars of NZD 136 (2010: NZD 39) and Pounds Sterling of GBP nil (2010: GBP 3,729). Refer Note 34 for details of contractual maturity and management of interest rate, foreign exchange and liquidity risks applicable to trade and other payables for which, due to their short-term nature, their carrying value approximates their fair value. 18. INTEREST-BEARING LIABILITIES (CURRENT) Hire purchase liability (Notes 27 and 34) 67,878 382,640 Total current interest-bearing liabilities 67,878 382,640 Note: The carrying values of the hire purchase liabilities approximate their fair values. As at 30 June 2011, the Company had breached one of the covenants of the Master Asset Finance Facility which governs the hire purchase agreements. Subsequent to balance date, National Australia Bank Limited provided the Company with a letter waiving its right to take any further action in respect of the breach. As a result of the breach, however, all liabilities in respect of the hire purchase agreements as at 30 June 2011 have been classified as current liabilities in the balance sheet. 19. DEFERRED REVENUE (CURRENT) Genetic testing fees received in advance 159,001 192,841 Reproductive service fees received in advance 4,545 1,600 Total current deferred revenue 163,546 194,441 20. PROVISIONS (CURRENT AND NON-CURRENT) Current provisions Annual leave 417,603 442,108 Long service leave 261,574 264,081 Total current provisions 679,177 706,189 Non-current provisions Long service leave 82,730 82,933 Total non-current provisions 82,730 82,933 Total provisions 761,907 789,122 Reconciliation of annual leave provision Balance at the beginning of the financial year 442,108 396,198 Add: obligation accrued during the year 403,929 383,883 Less: utilised during the year (428,434) (337,973) Balance at the end of the financial year (refer note) 417,603 442,108 Note: The current provisions for annual leave and long service leave include a total amount of $417,603 (2010: $442,475) in respect of obligations which, based on historical evidence, the Company estimates will be settled more than 12 months from balance date. GENETIC TECHNOLOGIES ANNUAL REPORT 2011 73

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2011 (cont.) Consolidated 2011 2010 $ $ 20. PROVISIONS (CURRENT) (cont.) Reconciliation of long service leave provision Balance at the beginning of the financial year 347,014 338,133 Add: obligation accrued during the year 60,342 54,401 Less: utilised during the year (63,052) (45,520) Balance at the end of the financial year (refer note) 344,304 347,014 Reconciliation of withholding tax Balance at the beginning of the financial year - 370,346 Add: obligation accrued during the year - - Less: reversal of provision - (370,346) Balance at the end of the financial year - - Note: The current provisions for annual leave and long service leave include a total amount of $417,603 (2010: $442,475) in respect of obligations which, based on historical evidence, the Company estimates will be settled more than 12 months from balance date. 21. CONTRIBUTED EQUITY Issued and paid-up capital Fully paid ordinary shares 72,378,105 72,378,105 Total contributed equity 72,378,105 72,378,105 Shares $ Movements in shares on issue Year ended 30 June 2011 Balance at the beginning of the financial year 404,605,152 72,378,105 Add: shares issued during the year - - Balance at the end of the financial year 404,605,152 72,378,105 Year ended 30 June 2010 Balance at the beginning of the financial year 374,644,801 71,285,663 Add: shares issued during the year for cash (net of associated costs) 27,940,530 1,011,650 Add: shares issued during the year other than for cash 2,019,821 80,792 Balance at the end of the financial year 404,605,152 72,378,105 Terms and conditions of contributed equity Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company. Capital management When managing capital, Management’s objective is to ensure that the Group continues as a going concern as well as to maintain optimal returns for shareholders and benefits for other stakeholders. Management also aims to maintain a capital structure that ensures the lowest cost of capital available to the entity. 74

Consolidated 2011 2010 $ $ 22. RESERVES Foreign currency translation (155,040) (69,961) Share-based payments 1,852,954 1,599,103 Net unrealised gains reserve - - Total reserves 1,697,914 1,529,142 Reconciliation of foreign currency translation reserve Balance at the beginning of the financial year (69,961) (61,338) Add: net currency translation loss (85,079) (8,623) Balance at the end of the financial year (155,040) (69,961) Reconciliation of share-based payments reserve Balance at the beginning of the financial year 1,599,103 1,593,237 Add: share-based payments expense 253,851 5,866 Balance at the end of the financial year 1,852,954 1,599,103 Reconciliation of net unrealised gains reserve Balance at the beginning of the financial year - 170,000 Less: reversal of reserve - (170,000) Balance at the end of the financial year - - Nature and purpose of reserves Foreign currency translation reserve This reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries. Share-based payments reserve This reserve is used to record the value of share-based payments provided to employees and others providing similar services as part of their remuneration. Net unrealised gains reserve This reserve is used to record movements in the fair value of available-for-sale investments. Consolidated 2011 2010 $ $ 23. ACCUMULATED LOSSES Balance at the beginning of the financial year (68,374,028) (59,030,262) Add: profit / (loss) attributable to owners of Genetic Technologies Limited 910,002 (9,343,766) Balance at the end of the financial year (67,464,026) (68,374,028) GENETIC TECHNOLOGIES ANNUAL REPORT 2011 75

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (cont.)

	Consolidated	
	2011	2010
	$	$

24. MINORITY INTERESTS

Reconciliation of minority interests in subsidiaries	2011 $	2010 $
Balance at the beginning of the financial year	184,477	154,745
Add / (less): movements during the year		
Share of operating losses	(8,661)	(11,443)
Share of movement in reserves	(11,585)	3,404
Net loss attributable to minority interests	(20,246)	(8,039)
Add: share of issued capital	37,771	37,771
Balance at the end of the financial year	202,002	184,477

25. OPTIONS

As at 30 June 2011, the following options over ordinary shares in the Company were outstanding.

	2011	Weighted ave. exercise price	2010	Weighted ave. exercise price
Unlisted employee options (refer below)	19,650,000	$0.11	3,300,000	$0.33

On 30 November 2001, the Directors of the Company established a Staff Share Plan. On 19 November 2008, the shareholders of the Company approved the introduction of a new Employee Option Plan. Under the terms of the respective Plans, the Directors of the Company may grant options over ordinary shares in Genetic Technologies Limited to executives, consultants and employees of the Group. The options, which are granted at nil cost, are not transferable and are not quoted on ASX. As at 30 June 2011, there were 6 executives and 23 employees who held options that had been granted under the Plans. Options granted under the Plans carry no rights to dividends and no voting rights. The movements in the number of options granted under the Plans are as follows:

	2011	Weighted ave. exercise price	2010	Weighted ave. exercise price
Balance at the beginning of the financial year	3,300,000	$0.33	4,400,000	$0.34
Add: options granted during the year	17,300,000	$0.09	-	-
Less: options forfeited during the year	(200,000)	$0.22	(600,000)	$0.26
Less: options expired during the year	(750,000)	$0.48	(500,000)	$0.52
Balance at the end of the financial year	19,650,000	$0.11	3,300,000	$0.33
Exercisable at the end of the financial year	2,650,000	$0.28	2,825,000	$0.34

No funds were raised from the exercise of options granted under the Plans during the year ended 30 June 2011 (2010: $nil). The numbers of options outstanding as at 30 June 2011 by ASX code, including the respective dates of expiry and exercise prices, are tabled below. Refer Note 28 for further information. The options tabled below are not listed on ASX.

Option description	2011	Weighted ave. exercise price	2010	Weighted ave. exercise price
GTGAA (expiring 6 September 2010)	-	-	750,000	$0.48
GTGAD (expiring 12 August 2011)	250,000	$0.43	250,000	$0.43
GTGAE (expiring 12 August 2011)	250,000	$0.53	250,000	$0.53
GTGAH (expiring 31 May 2012)	150,000	$0.40	150,000	$0.40
GTGAI (expiring 8 May 2015)	12,000,000	$0.045	-	-
GTGAK (expiring 30 September 2015)	500,000	$0.045	-	-
GTGAW (expiring 31 March 2016)	4,500,000	$0.19	-	-
GTGAW (expiring 31 May 2012)	300,000	$0.19	-	-
GTGAY (expiring 23 October 2012)	1,700,000	$0.22	1,900,000	$0.22
Balance at the end of the financial year	19,650,000	$0.11	3,300,000	$0.33

76

26. SEGMENT INFORMATION

Identification of reportable segments

The Group has identified three reportable segments based on the similarity of the products produced and sold and/or the services provided, as these represent the sources of the Group's major risks and have the greatest effect on the rates of return. The separate groups of products and services are then divided into operating businesses, the performances of which are reported to the Chief Executive Officer, the Senior Leadership Team and the Board of Directors on a monthly basis. The segments are reported in a manner that is consistent with the internal reporting provided to the chief operating decision maker. The Group also separately reports the corporate headquarter function to clearly identify costs associated with that function. The corporate function is not considered to be an operating or reportable segment. The Group's three operating segments can be described as follows:

- **Operations:** involves the provision of a range of genetic testing services.
- **Licensing:** involves the out-licensing of the Group's "non-coding" technology.
- **Research:** involves the undertaking of a range of research and development projects in the field of genetics and related areas.

The **Corporate** disclosures below include all revenues, costs, assets and liabilities associated with the headquarter function.

Business segments

		Revenues and income			Profit / (loss) after tax
		Sales	Other	Totals	
Segment		$	$	$	$
Operations (continuing)	2011	**4,594,960**	**-**	**4,594,960**	**(4,017,757)**
	2010	4,915,528	-	4,915,528	(5,166,294)
Licensing	2011	**-**	**13,680,741**	**13,680,741**	9,583,419
	2010	-	3,739,747	3,739,747	(186,856)
Research	2011	**-**	**-**	**-**	**(1,041,461)**
	2010	-	-	-	(1,576,503)
Sub-total	2011	**4,594,960**	**13,680,741**	**18,275,701**	**4,524,201**
	2010	4,915,528	3,739,747	8,655,275	(6,929,653)
Corporate	2011	**-**	**(85,771)**	**(85,771)**	**(3,644,422)**
	2010	-	425,239	425,239	(2,871,670)
Totals	2011	**4,594,960**	**13,594,970**	**18,189,930**	**879,779**
	2010	4,915,528	4,164,986	9,080,514	(9,801,323)

		Assets	Liabilities	Amortisation/ depreciation	Impairment losses/write downs	Purchases of equipment
Segment		$	$	$	$	$
Operations (continuing)	2011	**2,946,818**	**(1,035,198)**	**(469,383)**	**(269,005)**	**341,549**
	2010	3,885,395	(1,646,160)	(783,826)	(1,786,533)	345,801
Licensing	2011	**557,866**	**(189,704)**	**(29,960)**	**-**	**1,545**
	2010	674,373	(274,602)	(2,771,907)	-	6,477
Research	2011	**79,781**	**(42,517)**	**(87,799)**	**-**	**-**
	2010	165,523	(81,442)	(111,412)	-	-
Sub-total	2011	**3,584,465**	**(1,267,419)**	**(587,142)**	**(269,005)**	**343,094**
	2010	4,725,291	(2,002,204)	(3,667,145)	(1,786,533)	352,278
Corporate	2011	**5,337,889**	**(840,940)**	**(29,728)**	**-**	**26,715**
	2010	3,554,281	(559,672)	(39,185)	-	5,793
Totals	2011	**8,922,354**	**(2,108,359)**	**(616,870)**	**(269,005)**	**369,809**
	2010	8,279,572	(2,561,876)	(3,706,330)	(1,786,533)	358,071

*Notes: **Other revenues and income: corporate** includes interest received of $200,023 (2010: $211,431).*
***Expenses: corporate** includes employee benefits expenses of $1,808,821 (2010: $1,649,169).*
***Assets: corporate** includes cash and cash equivalents of $5,104,667 (2010: $3,306,311).*
***Liabilities: corporate** includes trade and other payables of $627,608 (2010: $373,043) and provisions of $213,334 (2010: $173,607).*
There were no intersegment sales.

GENETIC TECHNOLOGIES ANNUAL REPORT 2011
77

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (cont.)

26. SEGMENT INFORMATION (cont.)

Geographic information

- **Australia** – is the home country of the parent entity and the location of the Company's genetic testing and licensing operations.
- **USA** – is the home of Phenogen Sciences Inc. and GeneType Corporation.
- **China** – is the home of Genetic Technologies (Beijing) Limited.
- **Canada** – is the home of Gtech International Resources Limited.
- **Switzerland** – is the home of GeneType AG.

Geographic segments

		Revenues and income			Profit / (loss) after tax
		Sales	Other	Totals	
Segment		$	$	$	$
Australia	2011	4,591,389	13,583,021	18,174,410	2,473,786
	2010	4,834,035	4,164,896	8,998,931	(9,511,225)
USA	2011	-	66,595	66,595	(1,412,164)
	2010	-	-	-	(118,429)
China	2011	3,571	(54,646)	(51,075)	(132,774)
	2010	81,493	90	81,583	(105,068)
Canada	2011	-	-	-	(35,819)
	2010	-	-	-	(47,325)
Switzerland	2011	-	-	-	(13,250)
	2010	-	-	-	(19,276)
Totals	2011	4,594,960	13,594,970	18,189,930	879,779
	2010	4,915,528	4,164,986	9,080,514	(9,801,323)

		Assets	Liabilities	Amortisation/ depreciation	Impairment losses /write downs	Purchases of equipment
Segment		$	$	$	$	$
Australia	2011	8,420,967	352,832	(596,416)	(263,099)	303,526
	2010	7,795,180	(1,759,575)	(3,686,873)	(1,786,533)	339,793
USA	2011	187,807	(2,005,722)	(10,575)	-	66,283
	2010	-	(407,148)	-	-	-
China	2011	271	(323,256)	(9,879)	(5,906)	-
	2010	105,420	(294,230)	(19,457)	-	18,278
Canada	2011	302,968	(21,775)	-	-	-
	2010	375,305	(10,383)	-	-	-
Switzerland	2011	10,341	(110,438)	-	-	-
	2010	3,667	(90,540)	-	-	-
Totals	2011	8,922,354	(2,108,359)	(616,870)	(269,005)	369,809
	2010	8,279,572	(2,561,876)	(3,706,330)	(1,786,533)	358,071

Included in the above figures are the following intersegment balances and transactions:

	Consolidated	
	2011	2010
	$	$
Loan payable (USA) and loan receivable (Australia)	1,851,870	407,148
Loan payable (China) and loan receivable (Australia)	633	633
Loan payable (Switzerland) and loan receivable (Australia)	106,170	87,109
Accounts payable (China) and accounts receivable (Australia)	312,689	276,135
Foreign exchange gain (USA) and foreign exchange loss (Australia)	67,041	-
Cost of sales (China) and sales (Australia)	389	6,702
Management fees paid (China) and management fees received (Australia)	19	331

78

26. SEGMENT INFORMATION (cont.) Segment products and locations The three principal business segments of the Group are operations, licensing and research. The principal geographic segment is Australia, with the Company’s headquarters being located in Melbourne in the State of Victoria. Segment accounting policies Segment information is prepared in conformity with the accounting policies of the entity and Accounting Standard IFRS 8 (AASB 8) Operating Segments which was adopted by the Company in 2009. As a result, the primary reporting segments now reflect more closely the information that Management uses to make decisions about operating matters. Interest received and finance costs are allocated under the heading Corporate as they are not part of the core operations of any other segment. Major customers The Group has a number of major customers to which it provides both products and services. During the year ended 30 June 2011, there were two customers from whom the Group generated revenues representing more than 10% of the total consolidated revenue from operations. During the year ended 30 June 2010, there were no such customers. 27. COMMITMENTS AND CONTINGENCIES On 14 January 2005, the Company executed a Master Asset Finance Agreement with National Australia Bank Limited in respect of a $2,500,000 asset finance facility (the “Facility”). Each of the Company’s Australian-resident subsidiaries has provided a guarantee to the Company in respect of the Facility. Refer Note 18 in respect of a breach of the Facility’s terms. Consolidated 2011 2010 $ $ Hire purchase expenditure commitments Minimum hire purchase payments - not later than one year 53,008 259,597 - later than one year but not later than five years 17,981 152,954 - later than five years - - Total minimum hire purchase payments 70,989 412,551 Less: future finance charges (3,111) (29,911) Present value of hire purchase payments 67,878 382,640 Aggregate expenditure commitments comprise: Current liability (Note 18) 67,878 382,640 Operating lease expenditure commitments Minimum operating lease payments - not later than one year 354,192 459,193 - later than one year but not later than five years 432,051 723,103 - later than five years - - Total minimum operating lease payments 786,243 1,182,296 As at 30 June 2011, the above operating leases related to the following premises that are currently occupied by the Group: Location Landlord Use Date of expiry of lease Minimum payments 60-66 Hanover Street Fitzroy, Victoria 3065 Australia Crude Pty. Ltd. Office and laboratory 30 September 2013 $746,496 9115 Harris Corners Parkway, Suite 320 Charlotte, North Carolina 28269 USA New Boston Harris Corners LLC Office 31 October 2012 $39,747 Total $786,243 Apart from the above, there were no other commitments or contingencies as at 30 June 2011. GENETIC TECHNOLOGIES ANNUAL REPORT 2011 79

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2011 (cont.) 28. EMPLOYEE BENEFITS Employee options On 30 November 2001, the Directors of the Company established a Staff Share Plan. On 19 November 2008, the shareholders of the Company approved the introduction of a new Employee Option Plan. Under the terms of the respective Plans, the Directors may, at their discretion, grant options over the ordinary shares in the Genetic Technologies Limited to executives, consultants, employees, and formerly Non-Executive Directors, of the Group (refer Notes 25 and 29). On 8 July 2010, a total of 12,000,000 options over ordinary shares in the Company were granted, at no cost, to members of the Company’s Senior Leadership Team. Each option, which entitles the holder to acquire one ordinary share at a cost of $0.045, will expire on 8 May 2015, unless exercised before that date. On 3 February 2011, a further 500,000 similar options were granted. On 26 May 2011, a total of 4,800,000 options over ordinary shares in the Company were granted, at no cost, to a number of employees, including those employed by its subsidiary, Phenogen Sciences Inc. Each option, which entitles the holder to acquire one ordinary share at a cost of $0.19, will expire no later than 31 March 2016, unless exercised before that date. The majority of above options granted during the 2011 financial year vest in three equal tranches after 12 months, 24 months and 36 months from the date of grant, respectively. As at 30 June 2011, there were 6 executives and 23 employees who held options that had been granted under the Plans. There were no options granted during the year ended 30 June 2010. Superannuation commitments The Group does not have any defined benefit funds. The Group makes statutory contributions to various superannuation funds on behalf of all employees at a rate of 9% per annum, in addition to making other superannuation contributions as part of salary packaging arrangements with staff. All contributions are expensed when incurred. Contributions made by the Group of up to 9% per annum of employees’ wages and salaries are legally enforceable in Australia. 29. RELATED PARTY DISCLOSURES Ultimate parent Genetic Technologies Limited is the ultimate Australian parent company. As at the date of this Report, no shareholder controls more than 50% of the issued capital of the Company. Transactions within the Group During the year ended 30 June 2011, various transactions within the Group occurred, as listed below. All amounts were charged on commercial, arm’s-length terms and at commercial rates. • AgGenomics Pty. Ltd., a subsidiary, paid interest to the Company amounting to $12,523 (2010: $12,302) in respect of an outstanding loan between the parties. • ImmunAid Pty. Ltd., a subsidiary, paid management fees to the Company amounting to $22,500 (2010: $45,000). • Genetic Technologies (Beijing) Limited (“GTBL”), a subsidiary, paid management fees to Genetic Technologies Corporation Pty. Ltd. (“GTC”) of $19 (2010: $331). GTBL also purchased testing services from GTC at a cost of $389 (2010: $6,702). Other related party transactions During the year ended 30 June 2011, the Company and GeneType Pty. Ltd., a subsidiary, collectively paid a total of $84,583 (2010: $579,806) to Bankberg Pty. Ltd. (“Bankberg”), a company associated with a former Director and majority shareholder of the Company, Dr. Mervyn Jacobson, for rent and its share of body corporate expenses in respect of the office and laboratory premises in Fitzroy, Victoria that are leased by the Group. On 20 August 2010, Bankberg Pty. Ltd. sold the Fitzroy premises to an unrelated third party (refer Note 27). During the year ended 30 June 2011, the Company paid a total of $50,000 (2010: $50,000) to Dr. Jacobson in respect of an administrative allowance associated with his role as the Company’s Vice President Global Licensing and Intellectual Property. Also during the year, Genetic Technologies Limited paid a total of $924,679 (2010: $238,100) to Transmedia Inc., another company associated with Dr. Jacobson, in respect of commissions paid in relation to licensing services provided to the Company, and reimbursement of associated travel expenses of $152,033 (2010: $153,151). During the 2011 financial year, Dr. Jacobson also served as Chief Executive Officer of ImmunAid Pty. Ltd., a subsidiary. He received no compensation in respect of this role. All transactions with Key Management Personnel have been entered into under terms and conditions no more favourable than those which the entity would have adopted if dealing at arm’s length. 80

29. RELATED PARTY DISCLOSURES (cont.)

Details of Key Management Personnel

Directors	Executives
Sidney C. Hack *(Non-Executive Chairman)*	Dr. Paul D.R. MacLeman *(Chief Executive Officer)*
Tommaso Bonvino *(Non-Executive)*	Thomas G. Howitt *(Chief Financial Officer and Company Secretary)*
Dr. Malcolm R. Brandon *(Non-Executive)*	Alison J. Mew *(Chief Operating Officer)*
Huw D. Jones *(Non-Executive)*	Lewis J. Stuart *(General Manager US operations)*
	Gregory J. McPherson *(VP Sales and Marketing)*
	Dr. David J. Sparling *(VP Legal and Corporate Development)*

Notes: Mr. Stuart was appointed as General Manager of Phenogen Sciences Inc., the Company's wholly-owned US subsidiary, on 5 July 2010.

	Consolidated	
	2011	2010
	$	$
Remuneration of Key Management Personnel		
Short-term employee benefits	**1,474,137**	1,057,476
Post-employment benefits	**179,503**	144,765
Share-based payments	**181,502**	28,257
Long-term benefits	**8,753**	6,187
Total remuneration of Key Management Personnel	**1,843,895**	1,236,685

Optionholdings of Key Management Personnel

30 June 2011

		Number of options				Vesting as at year end	
Name of optionholder	Opening balance	Granted	Exercised	Lapsed	Closing balance	Exercisable	Not exercisable
Executive							
Dr. Paul D.R. MacLeman	-	3,600,000	-	-	3,600,000	-	3,600,000
Thomas G. Howitt	2,000,000	1,500,000	-	(750,000)	2,750,000	1,250,000	1,500,000
Alison J. Mew	-	1,500,000	-	-	1,500,000	-	1,500,000
Lewis J. Stuart	-	2,400,000	-	-	2,400,000	-	2,400,000
Gregory J. McPherson	-	1,500,000	-	-	1,500,000	-	1,500,000
Dr. David J. Sparling	-	1,500,000	-	-	1,500,000	-	1,500,000
Totals	2,000,000	12,000,000	-	(750,000)	13,250,000	1,250,000	12,000,000

Notes: Mr. Stuart became a member of Key Management Personnel during the year ended 30 June 2011.
The heading "Lapsed" includes options which expired.

30 June 2010

		Number of options				Vesting as at year end	
Name of optionholder	Opening balance	Granted	Exercised	Lapsed	Closing balance	Exercisable	Not exercisable
Executive							
Dr. Paul D.R. MacLeman	-	-	-	-	-	-	-
Thomas G. Howitt	2,000,000	-	-	-	2,000,000	250,000	1,750,000
Alison J. Mew	-	-	-	-	-	-	-
Gregory J. McPherson	-	-	-	-	-	-	-
Dr. David J. Sparling	-	-	-	-	-	-	-
Totals	2,000,000	-	-	-	2,000,000	250,000	1,750,000

Notes: Ms. Mew, Mr. McPherson and Dr. Sparling became members of Key Management Personnel during the year ended 30 June 2010.
The heading "Lapsed" includes options which expired.

81
GENETIC TECHNOLOGIES ANNUAL REPORT 2011

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (cont.)

29. RELATED PARTY DISCLOSURES (cont.)

Shareholdings of Key Management Personnel

30 June 2011

Shares held in Genetic Technologies Limited	Opening balance	Number of shares Bought	Number of shares Sold	Acquired on exercise of options	Closing balance
Director					
Sidney C. Hack	-	-	-	-	-
Tommaso Bonvino	-	-	-	-	-
Dr. Malcolm R. Brandon	-	-	-	-	-
Huw D. Jones	-	797,887	-	-	797,887
Executive					
Dr. Paul D.R. MacLeman	-	-	-	-	-
Thomas G. Howitt	-	-	-	-	-
Alison J. Mew	-	-	-	-	-
Lewis J. Stuart	-	-	-	-	-
Gregory J. McPherson	-	-	-	-	-
Dr. David J. Sparling	-	-	-	-	-
Totals	-	797,887	-	-	797,887

During the year ended 30 June 2010, no members of Key Management Personnel bought, sold or held a beneficial interest in any shares in the Company.

Notes: Mr. Stuart became a member of Key Management Personnel during the year ended 30 June 2011.
Ms. Mew, Mr. McPherson and Dr. Sparling became members of Key Management Personnel during the year ended 30 June 2010.

All equity transactions with Key Management Personnel, other than those arising from the exercise of options, have been entered into under terms and conditions no more favourable than those which the entity would have adopted if dealing at arm's length.

30. AUDITORS' REMUNERATION

	Consolidated 2011 $	Consolidated 2010 $
Audit services		
PricewaterhouseCoopers in respect of:		
Audit of the Company's Financial Report under the *Corporations Act 2001*	**250,812**	271,766
Other audit firms in respect of:		
Audit of the Financial Reports of subsidiaries	**15,403**	17,013
Total remuneration in respect of audit services	**266,215**	288,779
Non-audit services		
PricewaterhouseCoopers in respect of:		
Accounting and other services	**-**	60,000
Other audit firms in respect of:		
Tax advice and compliance, accounting and other services	**14,388**	16,514
Total remuneration in respect of non-audit services	**14,388**	76,514
Total auditors' remuneration	**280,603**	365,293

82

31. SUBSIDIARIES

The following diagram is a depiction of the Group structure as at 30 June 2011.



Genetic Technologies Limited
Gtech International Resources Limited
75.8%
ImmunAid Pty. Ltd.
71.7%
RareCellect Pty. Ltd.
100%
GeneType Pty. Ltd.
100%
Genetic Technologies Corporation Pty. Ltd.
100%
Phenogen Sciences Inc.
100%
GeneType AG
100%
GeneType Corporation
100%
Genetic Technologies (Beijing) Limited
100%
AgGenomics Pty. Ltd.
50.1%

Name of Group company	Incorporation details	Group interest (%) 2011	Group interest (%) 2010	Net carrying value ($) 2011	Net carrying value ($) 2010
Entities held directly by parent					
GeneType Pty. Ltd.	5 September 1990 Victoria, Australia	**100%**	100%	**1**	1
Genetic Technologies Corporation Pty. Ltd.	11 October 1996 N.S.W., Australia	**100%**	100%	**2**	2
RareCellect Pty. Ltd.	7 March 2001 N.S.W., Australia	**100%**	100%	**10**	10
GeneType AG	13 February 1989 Zug, Switzerland	**100%**	100%	**6,614**	236
GeneType Corporation	18 December 1989 California, U.S.A.	**100%**	100%	**-**	-
Phenogen Sciences Inc.	28 June 2010 Delaware, U.S.A.	**100%**	100%	**11,006**	-
Gtech International Resources Limited	29 November 1968 Yukon Territory, Canada	**75.8%**	75.8%	**281,193**	364,922
ImmunAid Pty. Ltd. (refer note below)	21 March 2001 Victoria, Australia	**71.7%**	71.7%	**70**	60
Frozen Puppies Dot Com Pty. Ltd. (refer note below)	15 February 2006 N.S.W., Australia	**-**	100%	**-**	-
Total carrying value				**298,896**	365,231
Entities held by other subsidiaries					
AgGenomics Pty. Ltd.	15 February 2002 Victoria, Australia	**50.1%**	50.1%	-	-
Genetic Technologies (Beijing) Limited	25 December 2008 Beijing Municipality, China	**100%**	100%	-	-

Note: During the year ended 30 June 2011, Frozen Puppies Dot Com Pty. Ltd. was deregistered (refer Note 32).

GENETIC TECHNOLOGIES ANNUAL REPORT 2011
83

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (cont.)

32. CHANGES IN THE COMPOSITION OF THE ENTITY

Deregistration of subsidiary

During the year ended 30 June 2010, a decision was made by the Company to strategically realign its animal business and to focus on the provision of animal genetic tests, rather than the services that were acquired as part of the acquisition of the Frozen Puppies Dot Com business in 2008. As a result, during the 2010 financial year, several impairment charges were raised in relation to:

- certain inventories associated with the Company's reproductive services business, in the amount of $6,232;
- certain items of plant and equipment associated with the reproductive services business, in the amount of $115,413; and
- goodwill arising from the acquisition of Frozen Puppies Dot Com Pty. Ltd., in the amount of $1,264,603.

Following the disposal of assets related to the reproductive services business during the 2011 financial year, Frozen Puppies Dot Com Pty. Ltd. was subsequently deregistered on 1 June 2011.

33. PARENT ENTITY FINANCIAL INFORMATION

Summary financial information

The individual financial statements for the parent entity, Genetic Technologies Limited, disclose the aggregate amounts set out in the following table.

	Consolidated	
	2011	2010
	$	$
Balance sheet		
Current assets	**4,936,355**	3,243,890
Total assets	**8,878,935**	7,856,620
Current liabilities	**9,174,781**	7,381,481
Total liabilities	**9,275,259**	7,609,844
Equity		
Contributed equity	**72,378,105**	72,378,105
Reserves		
Share-based payments	**1,798,257**	1,544,406
Accumulated losses	**(74,572,686)**	(73,675,735)
	(396,324)	246,776
Loss for the year	**(896,951)**	(11,371,189)
Total comprehensive loss	**(896,951)**	(11,371,189)

Note: *The current liabilities of Genetic Technologies Limited exceed its current assets as at 30 June 2011 due to the fact that the asset loans to, and investments in, its subsidiaries have been written down, whilst the loans from the subsidiaries to the parent entity as at that date have not.*

Guarantees entered into by the parent entity

As at balance date, the parent entity had agreed to fund by way of loan all of the operating expenses of ImmunAid Pty. Ltd. (a subsidiary) up to, and including, 30 September 2011 and that it would not seek repayment of the loan during that period.

Related party information

As at 30 June 2011, $33,113,037 (2010: $30,793,956) was receivable by the Company from its various subsidiaries. As at the same date, an amount of $7,672,892 (2010: $5,626,740) was payable by the Company to its wholly-owned subsidiaries. All such loans are unsecured, generally interest free and there are no fixed terms of repayment.

Financial risk management

In assessing the recoverability of intercompany receivables, Genetic Technologies Limited, the parent entity, raises a provision for diminution to ensure that the carrying amount of these receivables does not exceed the net tangible assets of the subsidiaries.

Contingent liabilities and commitments of the parent entity

As at the date of this Report, the parent entity had no contingent liabilities or other commitments.

84

34. FINANCIAL RISK MANAGEMENT The Group’s activities expose it to a variety of financial risks such as market risk (including currency risk and interest rate risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. The Group uses different methods to measure different types of risk to which it is exposed. These methods include sensitivity analysis in the case of foreign exchange, interest rate and aging analysis for credit risk. Risk management is managed by the Group’s Risk Management Committee under guidance provided by the Board of Directors. The Committee identifies and evaluates financial risks in close cooperation with the Group’s operating units. The Board, via its Audit Committee, provides guidance for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk and credit risk. The Group’s principal financial instruments comprise cash at bank and on hand, short-term deposits and hire purchase liabilities. The Group has other financial assets and liabilities, such as trade receivables and payables, which arise directly from its operations. The Group does not typically enter into derivative transactions, such as interest rate swaps or forward currency contracts. It is, and has been throughout the period under review, the Group’s policy that no trading in financial instruments shall be undertaken. The main risks arising from the Group’s financial instruments are credit risk exposures, liquidity risk, interest rate risk and foreign currency risk. The policies for managing each of these risks are summarised below. Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 2. The Group holds the following financial instruments: Consolidated 2011 2010 $ $ Financial assets Cash at bank / on hand 1,985,257 1,773,152 Short-term deposits 3,119,410 1,533,159 Trade and other receivables 674,369 754,657 Performance bond and deposits 2,649 71,658 Total financial assets 5,781,685 4,132,626 Financial liabilities Trade and other payables 1,115,028 1,195,673 Hire purchase liabilities 67,878 382,640 Total financial liabilities 1,182,906 1,578,313 Credit risk The Group’s credit risk is managed on a Group basis. Credit risk arises from cash and cash equivalents and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. If there is no independent rating, the Group assesses the credit quality of the customer, taking into account its financial position, past experience and other factors. Individual risk limits are set based on internal or external ratings. The compliance with credit limits by customers is regularly monitored by Management. Sales to retail customers are required to be settled in cash or using major credit cards, mitigating credit risk. The maximum exposures to credit risk as at 30 June 2011 in relation to each class of recognised financial assets is the carrying amount of those assets, as indicated in the balance sheet. Financial assets included on the balance sheet that potentially subject the Group to concentration of credit risk consist principally of cash and cash equivalents and trade receivables. In accordance with the guidelines of the Group’s Short Term Investment Policy, the Group minimises this concentration of risk by placing its cash and cash equivalents with financial institutions that maintain superior credit ratings in order to limit the degree of credit exposure. For banks and financial institutions, only independently-rated parties with a minimum rating of “A-1” are accepted. The Group has also established guidelines relative to credit ratings, diversification and maturities that seek to maintain safety and liquidity. The Group does not require collateral to provide credit to its customers, however, the majority of the Group’s customers are large, reputable organisations and, as such, the risk of credit exposure is limited. The Group has not entered into any transactions that qualify as a financial derivative instrument. GENETIC TECHNOLOGIES ANNUAL REPORT 2011 85

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2011 (cont.) 34. FINANCIAL RISK MANAGEMENT (cont.) Credit risk (cont.) In addition, receivable balances are monitored on an ongoing basis with the result that the Group’s exposure to bad debts is not significant. As at 30 June 2011, the balance of the Group’s provision for doubtful debts was $56,700 (2010: $102,500), out of a total net receivables balance as at that date of $674,369 (2010: $754,657). For some trade receivables, the Group may also obtain security in the form of guarantees, deeds of undertaking or letters of credit which can be called upon if the counterparty is in default under the terms of the agreement. Credit risk further arises in relation to financial guarantees given by the Group to certain parties in respect of obligations of its subsidiaries. Such guarantees are only provided in exceptional circumstances. An analysis of the aging of trade and other receivables and trade and other payables is provided below: Consolidated 2011 2010 $ $ Net trade and other receivables Current (less than 30 days) 616,550 578,417 31 days to 60 days 21,337 98,533 61 days to 90 days (note) 2,148 10,702 Greater than 90 days (note) 34,334 67,005 Total net trade and other receivables (Note 12) 674,369 754,657 Net trade and other payables Current (less than 30 days) 1,085,480 1,153,364 31 days to 60 days 28,866 42,309 61 days to 90 days - - Greater than 90 days 682 - Total net trade and other payables (Note 17) 1,115,028 1,195,673 Notes: Net trade and other receivables for the Group that are greater than 90 days include net amounts receivable from wholly-owned subsidiaries of $2,096,631 (2010: $2,351,077). The loans to and from these subsidiaries are interest free and there are no fixed terms of repayment. A total of $36,482 in net trade and other receivables greater than 60 days is past due, of which a total of $21,213 had been received prior to the date of this Annual Report. The Company considers that the remaining $15,269 is recoverable and not impaired. Market risk Foreign currency risk The Group operates internationally and is exposed to foreign currency exchange risk, primarily with respect to the US dollar and Canadian dollar, through financial assets and liabilities. It is the Group’s policy not to hedge these transactions as the exposure is considered to be minimal from a consolidated operations perspective. Further, as the Group incurs expenses payable in US dollars, the financial assets that are held in US dollars provide a natural hedge for the Group. Foreign exchange risk arises from planned future commercial transactions and recognised assets and liabilities denominated in a currency that is not the entity’s functional currency and net investments in foreign operations. The risk is measured using sensitivity analysis and cash flow forecasting. The Group has a Foreign Exchange Management Policy which was developed to establish a formal framework and procedures for the efficient management of the financial risks that impact on Genetic Technologies Limited through its activities outside of Australia, predominantly in the United States. The policy governs the way in which the financial assets and liabilities of the Group that are denominated in foreign currencies are managed and any risks associated with that management are identified and addressed. Under the policy, which is updated on a regular basis as circumstances dictate, the Group generally retains in foreign currency only sufficient funds to meet the expected expenditures in that currency. Surplus funds, if any, are converted into Australian dollars as soon as practicable after receipt. 86

34. FINANCIAL RISK MANAGEMENT (cont.)

As at 30 June 2011, the Group held the following financial assets and liabilities that were denominated in foreign currencies:

Consolidated	Year	USD	CAD	EUR	GBP	CNY	NZD	CHF	SGD
Financial assets									
Cash at bank / on hand	**2011**	**437,717**	**313,637**	**34,191**	**1**	**1,854**	**1,240**	**6,626**	**154**
	2010	15,191	335,821	840	206	53,748	941	908	-
Trade and other receivables	**2011**	**113,276**	**-**	**90,105**	**-**	**-**	**-**	**-**	**-**
	2010	119,677	-	90,000	-	56,259	-	550	-
Performance bond / deposit	**2011**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
	2010	-	-	50,000	-	-	-	-	-
Total financial assets	**2011**	**550,993**	**313,637**	**124,296**	**1**	**1,854**	**1,240**	**6,626**	**154**
	2010	134,868	335,821	140,840	206	110,007	941	1,458	-
Financial liabilities									
Trade and other payables	**2011**	**217,168**	**22,539**	**17,250**	**-**	**68,158**	**136**	**3,290**	**-**
	2010	97,957	9,326	45,187	3,729	50,508	39	3,190	-
Total financial liabilities	**2011**	**217,168**	**22,539**	**17,250**	**-**	**68,158**	**136**	**3,290**	**-**
	2010	97,957	9,326	45,187	3,729	50,508	39	3,190	-

Notes: ***USD*** *– United States dollars* ***CAD*** *– Canadian dollars* ***EUR*** *– European euros* ***CHF*** *– Swiss francs*
GBP *– Great Britain pounds* ***CNY*** *– Chinese yuan* ***NZD*** *– New Zealand dollars* ***SGD*** *– Singapore dollars*

During the year ended 30 June 2011, the Australian dollar / US dollar exchange rate increased by 25.0%, from 0.8480 at the beginning of the year to 1.0597 at the end of the year. During the same period, Australian dollar / Canadian dollar exchange rate increased by 15.2%, from 0.8982 at the beginning of the year to 1.0351 at the end of the year.

Based on the financial instruments held at 30 June 2011, had the Australian dollar weakened / strengthened by 10% against the US dollar with all other variables held constant, the Group's profit for the year would have been $47,000 lower / $58,000 higher (2010: loss $4,000 lower / loss $5,000 higher), mainly as a result of changes in the values of cash and cash equivalents which are denominated in US dollars, as detailed in the above tables.

Based on the financial instruments held at 30 June 2011, had the Australian dollar weakened / strengthened by 10% against the Canadian dollar with all other variables held constant, the Group's profit for the year would have been $48,000 lower / $34,000 higher (2010: loss $33,000 lower / loss $40,000 higher), due to changes in the values of cash and cash equivalents which are denominated in Canadian dollars, as detailed in the above tables.

Interest rate risk

The Group's main interest rate risk arises in relation to its short-term deposits with various financial institutions. If rates were to decrease, the Group may generate less interest revenue from such deposits. However, given the relatively short duration of such deposits, the associate risk is relatively minimal. The Group also has various hire purchase liabilities with fixed interest rates. While these rates do not vary once the contract has been executed, the Group may be subject to interest rate movements if it were to acquire additional assets via similar contracts in the future.

The Group has a Short Term Investment Policy which was developed to manage the Group's surplus cash and cash equivalents. In this context, the Group adopts a prudent approach that is tailored to cash forecasts rather than seeking high returns that may compromise access to funds as and when they are required. Under the policy, the Group deposits its surplus cash in a range of deposits / securities over different time frames and with different institutions in order to diversify its portfolio and minimise risk.

On a monthly basis, Management provides the Board with a detailed list of all cash and cash equivalents, showing the periods over which the cash has been deposited, the name and credit rating of the institution holding the deposit and the interest rate at which has been deposited. A comparison of interest rate movements from month to month and a variance to an 11am deposit rate is also provided.

At 30 June 2011, if interest rates had changed by +/- 50 basis points from the year-end rates, with all other variables held constant, the Group's profit for the year would have been $22,000 lower / higher (2010: loss $16,000 lower / higher), as a result of higher / lower interest income from cash and cash equivalents. Consolidated equity for the Group would have been $22,000 higher / lower (2010: $16,000 higher / lower) mainly as a result of an increase / decrease in the fair value of cash and cash equivalents.

GENETIC TECHNOLOGIES ANNUAL REPORT 2011
87

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (cont.)

34. FINANCIAL RISK MANAGEMENT (cont.)

Market risk (cont.)

The exposure to interest rate risks and the effective interest rates of financial assets and liabilities, both recognised and unrealised, for the Group is as follows:

Consolidated	Year	Floating rate $	Fixed rate $	Carrying amount $	Weighted ave. effective rate %	Ave. maturity period days
Financial assets						
Cash at bank / on hand	**2011**	**1,985,257**	**-**	**1,985,257**	**1.56%**	**At call**
	2010	1,773,152	-	1,773,152	1.69%	At call
Short-term deposits	**2011**	**-**	**3,119,410**	**3,119,410**	**5.92%**	**92**
	2010	-	1,533,159	1,533,159	5.67%	92
Performance bond / deposits	**2011**	**-**	**2,649**	**2,649**	**-**	**At call**
	2010	-	71,658	71,658	-	At call
Totals	**2011**	**1,985,257**	**3,122,059**	**5,107,316**		
	2010	1,773,152	1,604,817	3,377,969		
Financial liabilities						
Hire purchase liabilities (Note 27)	**2011**	**-**	**70,989**	**67,878**	**6.30%**	**428**
	2010	-	412,551	382,640	8.64%	575
Totals	**2011**	**-**	**70,989**	**67,878**		
	2010	-	412,551	382,640		

Notes: All periods in respect of financial assets are for less than one year.

In respect of the hire purchase liabilities attributable to the Group, the interest rates are fixed for the terms of the facility, which is less than one year ($50,130) and between one and five years ($17,748).

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents and the availability of funding through an adequate amount of committed credit facilities, such as its hire purchase and credit card facilities. The Group manages liquidity risk by continuously monitoring forecast and actual cash flows and, wherever possible, matching the maturity profiles of financial assets and liabilities. Due to the dynamic nature of the underlying businesses, Management aims to maintain flexibility in funding by keeping committed credit lines available. Surplus funds are generally only invested in instruments that are tradeable in highly liquid markets.

A balanced view of cash inflows and outflows affecting the Group is summarised in the table below:

Consolidated	Year	< 6 months $	6 to 12 months $	1 to 5 years $	> 5 years $	Totals $
Financial assets						
Cash at bank / on hand	**2011**	**1,985,257**	**-**	**-**	**-**	**1,985,257**
	2010	1,773,152	-	-	-	1,773,152
Short-term deposits	**2011**	**3,119,410**	**-**	**-**	**-**	**3,119,410**
	2010	1,533,159	-	-	-	1,533,159
Trade and other receivables	**2011**	**674,369**	**-**	**-**	**-**	**674,369**
	2010	754,657	-	-	-	754,657
Performance bond and deposits	**2011**	**2,649**	**-**	**-**	**-**	**2,649**
	2010	71,658	-	-	-	71,658
Total financial assets	**2011**	**5,781,685**	**-**	**-**	**-**	**5,781,685**
	2010	4,132,626	-	-	-	4,132,626

88

34. FINANCIAL RISK MANAGEMENT (cont.)

Consolidated	Year	< 6 months $	6 to 12 months $	1 to 5 years $	> 5 years $	Totals $
Financial liabilities						
Trade and other payables	**2011**	**1,115,028**	**-**	**-**	**-**	**1,115,028**
	2010	1,195,673	-	-	-	1,195,673
Hire purchase liabilities	**2011**	**26,306**	**26,702**	**17,981**	**-**	**70,989**
	2010	134,326	125,271	152,954	-	412,551
Total financial liabilities	**2011**	**1,141,334**	**26,702**	**17,981**	**-**	**1,186,017**
	2010	1,329,999	125,271	152,954	-	1,608,224
Net maturity	**2011**	**4,640,351**	**(26,702)**	**(17,981)**	**-**	**4,595,668**
	2010	2,802,627	(125,271)	(152,954)	-	2,524,402

The Group had access to the following undrawn borrowing facilities as at 30 June 2011:

	Facility limit $	Amount used $	Amount available $
Nature of facility			
Master Asset Finance Facility	2,500,000	(67,878)	2,432,122
Credit card facilities	145,000	(18,786)	126,214

Note: The Master Asset Finance Facility may be drawn at any time, subject to compliance with applicable banking covenants, and is subject to annual review (refer Note 18 in respect of a breach of the terms of the Facility).

Fair value measurements

The following methods and assumptions are used to determine the fair values of financial assets and liabilities:

- **Cash and cash equivalents:** the carrying amount approximates fair value due to their short term to maturity.
- **Trade and other receivables:** the carrying amount approximates fair value.
- **Consumables:** the carrying amount approximates fair value.
- **Performance bond and deposits:** the carrying amount approximates fair value due to its short term to maturity.
- **Unlisted shares:** the carrying amount has been written down to recoverable amount which approximates fair value.
- **Trade and other payables:** the carrying amount approximates fair value.
- **Accrued expenses:** the carrying amount approximates fair value.
- **Hire purchase liabilities:** the carrying amount approximates fair value.

35. SUBSEQUENT EVENTS

On 27 July 2011, the Company announced that it had issued by way of private placement a total of 60,000,000 ordinary shares in the Company to institutional and sophisticated investors in the USA and Australia. The placement, in which the shares were issued at a price of $0.195 each, raised a total of $11,700,000 in cash, before the payment of associated expenses of $767,919. All of the shares were issued in accordance with ASX Listing Rule 7.1 and, as such, shareholder approval for the placement was not required. Proceeds from the placement will be used to fund acquisition growth in the molecular diagnostics field focusing on women's cancer and management, and to accelerate the roll-out of the Company's lead cancer risk test BREVAGen™ in the USA.

Apart from this transaction, there have been no other significant events which have occurred after balance date.

89
GENETIC TECHNOLOGIES ANNUAL REPORT 2011

DIRECTORS’ DECLARATION In accordance with a resolution of the Directors of Genetic Technologies Limited, I state that: 1. In the opinion of the Directors: (a) the Financial Report, and the additional disclosures included in the Directors’ Report which are designated as audited, of the Company and the Group are in accordance with the Corporations Act 2001, including: (i) giving a true and fair view of the Company’s and the Group’s financial position as at 30 June 2011 and of their performance for the year ended on that date; and (ii) complying with Accounting Standards and the Corporations Regulations 2001; and (b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and (c) Note 2 confirms that the financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board. 2. The Directors have been given the declarations by the Chief Executive Officer and Chief Financial Officer, as required by section 295A of the Corporations Act 2001. On behalf of the Board. SIDNEY C. HACK Non-Executive Chairman Melbourne, 24 August 2011 90

AUDITOR'S INDEPENDENCE DECLARATION

pwc

Auditors' Independence Declaration

As lead auditor for the audit of Genetic Technologies Limited for the year ended 30 June 2011, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and

b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Genetic Technologies Limited and the entities it controlled during the period.

Nadia Carlin
Partner
PricewaterhouseCoopers

Melbourne
24 August 2011

PricewaterhouseCoopers, ABN 52 780 433 757
Freshwater Place, 2 Southbank Boulevard, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001
T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

91

GENETIC TECHNOLOGIES ANNUAL REPORT 2011

AUDITOR’S REPORT 92 Independent auditors report to the members of Genetic Technologies Limited Report on the financial report We have audited the accompanying financial report of Genetic Technologies Limited (the company), which comprises the balance sheet as at 30 June 2011, and the statement of comprehensive income. statement of changes in equity and statement of cash flows for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors’ declaration for Genetic Technologies Limited (the consolidated entity) The consolidated entity comprises the company and the entities it controlled at the year’s end or from time to time during the financial year.  Directors’ responsibility for the financial report The directors of the company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that is free from material misstatement, whether due to fraud or error. In Note 2, the directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that the financial statements comply with International Financial Reporting Standards.  Auditor’s responsibility Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.  An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report, Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.  We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions. PricewaterhouseCoopers, ABN 52 780 433 757 Freshwater Place, 2 Southbank Boulevard, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001  T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au Liability limited by a scheme approved under Professional Standards Legislation.

GENETIC TECHNOLOGIES ANNUAL REPORT 2011 93 independence In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001.  Auditor’s opinion In our opinion:  (a) the financial report of Genetic Technologies Limited is in accordance with the Corporations Act 2001, including:  (i) giving a true and fair view of the consolidated entity’s financial position as at 30 June 2011 and of its performance for the year ended on that date: and (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001: and (b) the financial report and notes also comply with International Financial Reporting Standards as disclosed in Note 2  Report on the Remuneration Report We have audited the remuneration report included in the directors’ report for the year ended 3D June 2011. The directors of the company are responsible for the preparation and presentation of the remuneration report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with Australian Auditing Standards.  Auditor’s opinion In our opinion, the remuneration report of Genetic Technologies Limited for the year ended 30 June 2011, complies with section 300A of the Corporations Act 2001. PricewaterhouseCoopers Nadia Carlin Partner Melbourne 24 August 2011.

ASX ADDITIONAL INFORMATION

Detailed below is additional information required by the Listing Rules of the Australian Securities Exchange which is not disclosed elsewhere in this Annual Report. The information provided is current as at 12 September 2011.

HOME EXCHANGE

The Company's ordinary shares are quoted on the Australian Securities Exchange. The Home Exchange is Perth, Western Australia. The ASX code for the Company's ordinary shares is GTG. The Company also has a listing of Level II American Depositary Receipts (ADRs) on the National Association of Securities Dealers Automated Quotation ("NASDAQ") Capital Market in the USA. Each ADR comprises 30 fully paid ordinary shares and trades under the ticker symbol GENE.

DISTRIBUTION OF EQUITY SECURITIES

The numbers of shareholders as at 12 September 2011, ranked by size of holding, in each class of shares are as follows:

Range of shares	Number of holders	Number of shares
1 – 1,000	278	184,128
1,001 – 5,000	900	2,727,995
5,001 – 10,000	534	4,488,240
10,001 – 100,000	1,120	39,347,012
100,001 and over	262	417,857,777
Totals	3,094	464,605,152

The number of shareholders holding less than a "marketable parcel" of shares (being 2,440 shares) is 625. The total number of shares held by these shareholders on 12 September 2011 was 776,588.

TWENTY LARGEST SHAREHOLDERS

The names of the twenty largest registered shareholders of the Company's ordinary shares as at 12 September 2011 are:

Rank	Name of registered shareholder	Number of shares	Percentage held
1	Dr. Mervyn Jacobson Group	129,849,954	27.95%
2	National Nominees Limited	80,937,691	17.42%
3	Mervyn Jacobson ApS	20,000,000	4.30%
4	Security & Equity Resources Limited	17,557,364	3.78%
5	C.Y. O'Connor ERADE Village Foundation	16,666,667	3.59%
6	Lupetto Holdings Limited	12,802,800	2.76%
7	Ms. Gail J. Bratz	10,000,000	2.15%
8	Merrill Lynch (Australia) Nominees Pty. Ltd.	6,504,626	1.40%
9	J.P. Morgan Nominees Australia Limited	5,033,807	1.08%
10	Anson Investments Master Fund LP	4,294,180	0.92%
11	HSBC Custody Nominees (Australia) Limited	4,145,031	0.89%
12	Mr. Bernard Stang and Mr. Maurie Stang <Mediconsumables S/F account>	4,000,000	0.86%
13	J.P. Morgan Nominees Australia Limited <cash income account>	3,466,472	0.75%
14	Mr. Maurie Stang	3,446,000	0.74%
15	Penson Australia Nominees Pty. Ltd. <Accordius account>	3,422,618	0.74%
16	Mr. Bernard Stang	3,222,000	0.69%
17	HSBC Custody Nominees (Australia) Limited <account 2>	3,186,802	0.69%
18	Kam Superannuation Fund Pty. Ltd. <superfund account>	2,886,983	0.62%
19	Mr. Bruce Bartlett	2,250,000	0.48%
20	Grandor Pty. Ltd. <Mark Scott Family P/F account>	2,089,998	0.45%
Totals		335,762,993	72.26%

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SUBSTANTIAL SHAREHOLDERS As at 12 September 2011, the name of the only substantial shareholder holding shares representing more than 5% of the Company’s total issued capital, who has notified the Company in accordance with section 671B of the Corporations Act 2001, is: Name of substantial shareholder Number of shares Percentage held Dr. Mervyn Jacobson 149,849,954 32.25% RESTRICTED SECURITIES As at 12 September 2011, there were no ordinary shares that were subject to escrow agreements with the Company. VOTING RIGHTS Article 17 of the Company’s Constitution stipulates the voting rights of Members as follows: “Subject to any rights or restrictions for the time being attached to any class or classes of shares and to this Constitution: (a) On a show of hands every person present in the capacity of a Member or a proxy, attorney or representative (or in more than one of these capacities) has one vote; and (b) On a poll every person present who is a Member or proxy, attorney or Representative has: (i) For each fully paid share that the person holds or represents: one vote; and (ii) For each share other than a fully paid share that the person holds or represents: that proportion of one vote that the amount paid (not credited) on the shares bears to the total amount paid and payable on the share (excluding amounts credited).” GENETIC TECHNOLOGIES ANNUAL REPORT 2011 95

GLOSSARY ACTN 3 (ALPHA–ACTININ 3) A gene that produces a protein found in what is known as fast twitch muscle fibres ADR (AMERICAN DEPOSITARY RECEIPT) A security listed on NASDAQ comprising 30 ordinary shares in GTG AMNIOCENTESIS An invasive method for collecting foetal cells from pregnant women ANKC (AUSTRALIAN NATIONAL KENNEL COUNCIL) An organisation dedicated to promoting excellence in sound breeding of dogs ARC (AUSTRALIAN RESEARCH COUNCIL) The organisation which advises the Government on matters relating to science ARC–LINKAGE GRANT A source of funding for basic research for commercial organisations ASX or AUSTRALIAN SECURITIES EXCHANGE Australian Securities Exchange Limited AUTO–IMMUNE DISEASES A group of diseases caused by an immune response being directed toward a normal body cell BRCA1 and BRCA2 Genes used to assess the risk of developing familial breast and ovarian cancers BREVAGen™ A genetic based, laboratory developed test used to determine risk of occurrence of breast cancer CANINE Pertaining to dogs CEO Chief Executive Officer CFO Chief Financial Officer CLIA Clinical Laboratory Improvement Amendments of 1988 (United States) CMS Centers for Medicare and Medicaid Services COMPANY or GTG Genetic Technologies Limited (ACN 009 212 328) CURRENCIES USED AUD or $ Australian dollars, except where specifically indicated otherwise CAD Canadian dollars CHF Swiss francs CNY Chinese yuan EUR European euros GBP Great Britain pounds JPY Japanese yen NZD New Zealand dollars SGD Singapore dollars USD United States dollars CVS (CHORIONIC VILLUS SAMPLING) An invasive method for collecting foetal cells from pregnant women DNA (DEOXYRIBONUCLEIC ACID) The complex chemical in each cell of the body which determines individual differences EBITDA Earnings before interest, tax, depreciation and amortisation FOETAL CELLS The cells of an unborn child GENDIA An international network consisting of more than 50 laboratories (including GTG) that offers more than 1,300 different genetic tests GENE A region of DNA that controls an hereditary characteristic GROUP Genetic Technologies Limited and all of its subsidiaries IMMUNAID™ A GTG research project aimed at improving the efficiency of treatments in cancer and autoimmune diseases IMMUNE RESPONSE The body’s mechanism for eliminating infections by bacteria or viruses ISO (INTERNATIONAL ORGANIZATION FOR STANDARDIZATION) The organisation responsible for developing and maintaining the quality standards for businesses and laboratories NASDAQ National Association of Securities Dealers Automated Quotation Stock Exchange NATA (NATIONAL ASSOCIATION OF TESTING AUTHORITIES) An Australian authority for the accreditation of laboratories against the relevant ISO standards that the Company must adhere to for compliance NON–CODING The segments of DNA which do not contain information on the structure of proteins NPAAC (NATIONAL PATHOLOGY ACCREDITATION ADVISORY COUNCIL) Responsible for the development and maintenance of standards and guidelines for pathology practices within Australia PROTEIN A string of amino acids determined by a gene RARECELLECT™ The Company’s non–invasive process for obtaining foetal cells from pregnant women for genetic testing RCPA (ROYAL COLLEGE OF PATHOLOGISTS OF AUSTRALIA) Jointly with NATA, is responsible for the accreditation of Australian pathology laboratories in relation to medical testing SCN1A (SODIUM CHANNEL, NEURONAL 1 ALPHA) A gene responsible for one form of severe (myoclonic) epilepsy in infancy START and COMMERCIAL READY Grant schemes supporting early phase commercial research projects T–REGULATORY CELLS The cells that limit the strength of an immune response to ensure it does not become too severe 96

CORPORATE DIRECTORY CURRENT AS AT 30 JUNE 2011 GENETIC TECHNOLOGIES LIMITED ACN 009 212 328 DIRECTORS Sidney C. Hack (Non-Executive Chairman) Tommaso Bonvino (Non-Executive Director) Dr. Malcolm R. Brandon (Non-Executive Director) Huw D. Jones (Non-Executive Director) COMPANY SECRETARY Thomas G. Howitt REGISTERED OFFICE 60-66 Hanover Street Fitzroy, Victoria 3065 Australia T: +61 3 8412 7000 F: +61 3 8412 7040 E: info@gtglabs.com POSTAL ADDRESS P.O. Box 115 Fitzroy, Victoria 3065 Australia COMPANY WEBSITE www.gtglabs.com SHARE REGISTER Computershare Investor Services Pty. Ltd. Yarra Falls 452 Johnston street Abbotsford, Victoria 3067 Australia T: +61 3 9415 5000 F: +61 3 9473 2500 www.computershare.com BANKERS Australia National Australia Bank Limited Level 2, 151 Rathdowne Street Carlton, Victoria 3053 Australia USA Bank of America, N.A. 155 Town Centre Drive Mooresville, NC 28117 USA PRINCIPAL AUDITOR PricewaterhouseCoopers Freshwater Place 2 Southbank Boulevard Southbank, Victoria 3006 Australia STOCK EXCHANGES Australian Securities Exchange Stock Exchange Centre 2 The Esplanade Perth WA 6000 Australia Code: GTG NASDAQ Capital Market the NASDAQ Stock Market One Liberty Plaza, 165 Broadway New York NY 10006 USA Ticker: GENE Designed and produced by motivo 97

Genetic Technologies Limited 60-66 Hanover Street Fitzroy, Victoria 3065 Australia T: +61 3 8412 7000 F: +61 3 8412 7040 E: info@gtglabs.com P.O. Box 115 Fitzroy, Victoria 3065 Australia www.gtglabs.com